HIGHWAY HOLDINGS



Annual Report **2005**

To Our Shareholders:

Fiscal 2005 was a challenging period for the company. The business environment has changed dramatically. This situation has required management to make difficult decisions and initiate actions to transition the business and redirect Highway Holdings' core strengths as an OEM service provider.

Over the past few years, two of Highway Holdings' business segments, cameras and clocks, became increasingly impacted by a variety of outside factors described below. Given these adverse factors, management has made certain decisions regarding the new directions being taken to enhance the future prospects of our company. These include steps to separate ourselves from the company's loss making operations, such as our unprofitable clock and watch marketing arm and our single-use camera business. We intend to substantially modify, sell or even close our watch and clock marketing operations in Germany and our film-based camera business during the current fiscal year. Reflecting our decision to address these losing operations, during the past two years we have recognized significant non-cash write offs and impairment losses for our camera, clock and watch property, plant and equipment and industrial property rights, as well as impairment of our investment in a marketing entity. These non-cash charges, which amounted to $749,000 in fiscal 2004 and $828,000 in the recently completed fiscal 2005, resulted in lower net income in fiscal 2004 and a net loss in fiscal 2005. We believe that most of the impact of these actions has now been accounted for.

These efforts to focus on our core strengths has already provided benefits. Earlier this month, we sold some of the rights to our well known "Kienzle" trademark for $1,000,000 in cash. The rights that we sold were the rights to use the trademark for products other than watches and clocks. Kienzle has been a watch and clock trademark since 1822. We still retain the valuable watch and clock rights, although we may consider also selling the "Kienzle" name for watches and clocks.

While our recent actions, and the actions we may still take, may seem to be significant, it is important to recognize that throughout our history we have modified our operations, and that our prior actions have caused us to evolve into the company that we current are. In many respects, our future growth and success is intimately tied to this company's first acquisition in 1990 of a metal stamping operation, Nissin Precision Metal Manufacturing Ltd. – a Hong Kong-based metal parts supplier. At the time of this acquisition, we recognized the true potential of Nissin's business and realized the benefits of transferring the business from Hong Kong to China. By offering customers high quality, production and engineering capabilities, coupled with a lower operating cost environment, we successfully turned Nissin's business around -- expanding the metal and OEM business from $1.5 million fifteen years ago to almost $18 million today.

This Nissin transaction was followed by the acquisition of a camera manufacturer, Hi-Lite Camera Company Ltd -- an operation that was essentially dormant and abandoned in Hong Kong. Like the Nissin operation, we transferred the Hi-Lite Camera Company to China and our strategy for the camera business resulted in success, at least initially. Annual sales of cameras climbed to approximately $6.0 million from a base of zero, until a general exclusion order was issued by the United States International Trade Commission (ITC) as a result of a complaint filed by Fuji Photo Film Co. alleging patent infringements by several dozen single-use camera importers. As a result of this ITC order, we stopped single-use camera sales to the U.S. Even though we were moderately successful in redirecting our single-use camera sales to the European market, the camera business could not return to the success of the past. An even larger factor that contributed to the troubles of our camera division was the changing market dynamics -- specifically the emergence of digital photography and the proliferation of mobile telephones with cameras and other digital devices. In short, the film and camera business weakened substantially. In light of this situation, we have decided to stop manufacturing single-use cameras and re-evaluate our other film camera operations -- with the possible exception of our specialized underwater camera product line.

In 1997, Highway Holdings continued its acquisition strategy and acquired a German watch and clock business out of bankruptcy proceedings. The German company's well-known trade mark, *Kienzle*, offered us the opportunity to capitalize on German brand name, while taking advantage of lower operating costs by transferring the operations from Germany to China. The strategy was successful for a few years, but changing market dynamics, such as consumer reliance on mobile phones for clock and alarm functions, and expenses associated with establishing a marketing office in Germany began to impact our bottom-line results. Despite some success with the Kienzle watch business, Highway Holdings has continued to experience higher than anticipated marketing expenses for this operation and difficulty in gaining meaningful sales traction within consumer markets. Given these factors, we can no longer justify the heavy losses being incurred and are considering modifying, reducing or otherwise separating ourselves from the German clock/watch marketing and distribution operations during the current fiscal year.

Our ongoing success as a provider of OEM services reflects the evolution of the company's metal stamping operation. Over the past 15 years, we have expanded our capabilities tremendously. The numerous new technologies now offered to OEM customers have, in many respects, been derived from technical expertise gained through the development of our own products, clocks cameras and watches. Our highly regarded and well-recognized Kienzle brand name was particularly helpful over the years in attracting large customers such as Braun, Miele and Berger. Even today, the Kienzle name is useful in attracting new customers for Highway Holdings' metal business -- a business that is no longer simply just a metal parts operation, but a highly regarded OEM sub-assembly and finished product provider. In short, despite the impact on our clock and camera business by market forces, the company received, and is still expected to receive, significant added-value that will continue to benefit the company's core operation.

A NEW DIRECTION

Our success and evolution as a supplier of OEM services for Blue Chip customers can be demonstrated by a continuous and strong growth rate in this section of our business during each of the past four years and, of course, by our relationship with our customers, such as OSRAM GmbH, a subsidiary of Siemens AG. In November 2003, we started manufacturing an entirely new product line -- light fixtures. Today, in addition to metal components, we also assemble for OSRAM complete lighting fixtures as finished products. We are hopeful that our future projects for OSRAM will include other additional finished products.

Another example of Highway Holdings' success in attracting OEM business is KEM, based in Japan. From an initial purchase order for simple metal components, our business with

KEM has evolved to include functional subassemblies for photocopiers and laptop computers.

Yet another example of the company's success is Miele. The main business today is concentrated on turbo fans, electronic noise filters and subassemblies for water valve controls and pump combinations.

Our business with Berger Lahr GmbH&Co., KG, a subsidiary of Schneider Electric SA, also highlights our success. Evolving from simple coil winding, we are becoming an electric motor manufacturing supplier for Berger -- expertise gained from our Kienzle operation.

Braun, a long-time OEM clock customer, recently engaged us to develop a more advanced line of clocks utilizing our extensive expertise in radio controlled clock manufacturing reflecting experience gained during prior years of extensive radio clock research and development.

In short, by having developed more of our own capabilities, we are able now to benefit from these developments and attract additional and better OEM customers and business. This would not have been possible without the knowledge and expertise gained through the development of our past and present product lines.

Moving ahead un-burdened and with a clear understanding of where we are trying to go, we will keep on providing our OEM customers with the service and quality they expect. Doing so, we understand the importance of first impressions when customers visit our facility, and it is our objective over the next year to create a more modern appearance that complements the company's internal efficiency and manufacturing capabilities. We truly believe that this improved image, combined with our new rapidly advancing technical capabilities, such as those gained through our LCD TV/Monitor development efforts, will enable Highway Holdings to attract even larger customers and raise the level of the company's activities.

We are very encouraged by our OEM business prospects and believe management's realignment of operations and resources offers significant opportunities for long-term growth. The adaptability of our organization and management's commitment to continuous process improvement represent important qualities for our future success. In many respects, the challenges we are addressing today represent huge opportunities for tomorrow.
We appreciate the support of our shareholders and look forward to reporting ongoing developments in the quarters ahead.

Sincerely,

Roland Kohl
President and Chief Executive Officer

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United States
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

[X] ANNUAL REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2005.

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from __________ to __________.

Commission file number 0-28990

HIGHWAY HOLDINGS LIMITED

(Exact name of Registrant as specified in its charter)

British Virgin Islands
(Jurisdiction of incorporation or organization)

Suite 810, Level 8, Landmark North
39 Lung Sum Avenue
Sheung Shui
New Territories, Hong Kong
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act: None

Securities registered or to be registered pursuant to Section 12(g) of the Act:
Title of each class
Common Shares, $0.01 par value per share

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: NONE

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report. 3,316,154 Common Shares were outstanding as of March 31, 2005.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes X No

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 __ Item 18 X

TABLE OF CONTENTS

PART I 1

Item 1. Identity of Directors, Senior Management and Advisers 1
Item 2. Offer Statistics and Expected Timetable 1
Item 3. Key Information 1
Item 4. Information on the Company 13
Item 5. Operating and Financial Review and Prospects 35
Item 6. Directors, Senior Management and Employees 45
Item 7. Major Shareholders and Related Party Transactions 50
Item 8. Financial Information 51
Item 9. The Listing 53
Item 10. Additional Information 54
Item 11. Quantitative and Qualitative Disclosures About Market Risk 58
Item 12. Description of Securities Other Than Equity Securities 58

PART II 58

Item 13. Defaults, Dividend Arrearages and Delinquencies 58
Item 14. Material Modification to the Rights of Securities Holders and use of Proceeds 59
Item 15. Controls and Procedures 59
Item 16. Not applicable 59
Item 16A. Audit Committee Financial Expert 59
Item 16B. Code of Ethics 60
Item 16C. Principal Accountant Fees and Services 60
Item 16D. Exemptions From the Listing Standards for Audit Committees 61
Item 16E. Purchase of Equity Securities by the Issuer and Affiliated Purchasers 61

PART III 61

Item 17. Not applicable 61
Item 18. Financial statements 61
Item 19. Exhibits 61

FORWARD - LOOKING STATEMENTS

Except for any historical information contained herein, the matters discussed in this Annual Report on Form 20-F contain certain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 with respect to our financial condition, results of operation and business. Forward-looking statements relate to analyses and other information which are based on forecasts of future results and estimates of amounts not yet determinable, including statements about our future prospects, developments and business strategies. These forward-looking statements are identified by their use of terms and phrases such as "anticipate," "believe," "could," "estimate," "expect," "intend," "may," "plan," "predicts," "will" and similar terms and phrases, including references to assumptions. These forward-looking statements involve risks and uncertainties that may cause our actual future activities and results of operations to be materially different from those suggested or described in this Annual Report on Form 20-F. These risks include: product demand; customer satisfaction and quality issues; labor disputes; competition; health and economic factors affecting China and Hong Kong; political relations between the United States and China; changes in policies by the Chinese government; currency exchange rate fluctuations; increased price competition; our ability to achieve and execute internal business plans; worldwide political instability and economic growth; and the impact of any economic downturns and inflation.

If one or more of these risks or uncertainties materializes, or if underlying assumptions prove incorrect, our actual results may vary materially from those expected, estimated or projected. Given these uncertainties, users of the information included in this Annual Report on Form 20-F, including investors and prospective investors are cautioned not to place undue reliance on such forward-looking statements. We do not intend to update the forward-looking statements included in this Annual Report.

CONVENTIONS

Highway Holdings Limited operates through various controlled subsidiaries. Unless the context indicates otherwise, all references herein to "the Company" refer collectively to Highway Holdings Limited and its subsidiaries. Unless otherwise stated, all references to "dollars" or $ are to United States dollars.

PART I

Item 1. Identity of Directors, Senior Management and Advisers

Not Applicable

Item 2. Offer Statistics and Expected Timetable

Not Applicable

Item 3. Key Information

Our historical Consolidated Financial Statements are prepared in accordance with accounting principles generally accepted in the United States ("GAAP") and presented in United

States dollars. The selected financial information set forth below is derived from the consolidated financial statements of the Company. The selected information is qualified in its entirety by reference to, and should be read in conjunction with, such consolidated financial statements, related notes and "Operating and Financial Review and Prospects" included as Item 5 in this report.

Selected Consolidated Financial Information (In thousands, except per share data):

	2001	2002	2003	2004	2005
Income Statement Data					
Net Sales	$17,543	$19,432	$20,370	$25,356	$27,678
Gross profit	2,492	3,384	3,882	5,094	5,130
Operating income (loss)	(1,029)	(241)	159	875	(269)
Net income (loss)	(1,252)	(231)	485	982	(152)
Dividend declared and paid [1]	0	0	0	237	323
Per share amounts					
Net income (loss)-basic	$(0.43)	$ (0.08)	$0.17	$0.32	$ (0.05)
Net income (loss)-diluted	$(0.43)	$ (0.08)	$0.17	$0.30	$ (0.05)
Dividend declared & paid [1]	0	0	0	0.08	0.10
Weighted average shares:					
Basic	2,905	2,904	2,902	3,030	3,260
Diluted	2,905	2,904	2,902	3,258	3,260
Balance Sheet Data					
Property, plant and equipment, net	$4,723	$4,243	$3,657	$3,780	3,473
Working capital	6,425	6,716	7,753	8,774	9,850
Total assets	15,644	15,701	16,494	18,688	20,100
Long Term Debt	49	112	230	385	967
Shareholders' equity	11,697	11,466	11,907	12,842	13,058

(1) Dividends declared for all periods were declared as cash dividends.

RISK FACTORS

The Company's business and operations involve numerous risks, some of which are beyond the Company's control, that may affect future results and the market price of the Company's Common Shares. The following discussion highlights some of the risks the Company faces.

Risks Relating to Operating in China

Dependence on Agreements with Chinese State-Owned Enterprises. All of the Company's operations are currently dependent on its manufacturing operations conducted in China. Pursuant to its five leases (the "Premises Leases"), the Company utilizes approximately 450,000 square feet of space for manufacturing operations and dormitory facilities at the site of its principal factory complex in Long Hua, Shenzhen, China where the Company to date has conducted all of its manufacturing operations. The Company's operations in Long Hua, Shenzhen, are conducted pursuant to agreements entered into between certain China companies set up by the local government and the Shenzhen City Baoan District Foreign Economic Development Head Company and its designees (collectively, the "BFDC") (the agreements, collectively the "BFDC Agreements"). The Premises Leases currently expire on February 28, 2009. However, the Premises Leases may be terminated at any time prior to 2009 by either the Company or the landlord upon six months notice to the other party. Should the landlord elect to terminate the Premises Leases before 2009, or should the Premises Lease be terminated for any other reason, the entire operations of the Company would have to be relocated to other facilities. Any such relocation would be costly and would disrupt the Company's operations. Any unplanned termination by the landlord would have a severe adverse affect on the Company, its operations, its viability and its financial condition. While the Company believes that it could find suitable alternative facilities, the terms of such alternate facilities could be less favorable to the Company. Any contractual dispute under either of the BFDC Agreements or the Premises Leases could have a material adverse affect on the Company's operations and financial condition. Although the Company currently is considering relocating its principal facilities from Long Hua, Shenzhen, to one or more alternative sites, the Company currently is still dependent on its principal facilities, and any disruption of its lease arrangements at its Long Hua, Shenzhen, facilities would materially, and adversely affect the Company.

To facilitate the Company's operations in Long Hua, Shenzhen, the local government initially set up three separate China companies that are parties to the BFDC Agreements. The term of two of these agreements have been extended with the remaining two China companies, and these two agreements now expire in 2016 (by the mutual consent of the parties, the third agreement with the local government agency was retired during the past year). The BFDC is owned by the local government of Long Hua, the town in which the factory is located. Pursuant to the BFDC Agreements, the BFDC is the party responsible for providing manufacturing facilities and supplying workers to the Company and the Company is responsible for paying a management fee, and certain other charges to the BFDC. As a result of structuring its operations so that they are conducted pursuant to the BFDC Agreements and the Premises Leases, the Company's operations in Long Hua, Shenzhen, are not subject to certain rules and regulations that would be imposed on entities which are considered under China law to be doing business in China by utilizing other business structures such as joint ventures or wholly owned subsidiaries organized in China. For example, the Company has not been required to apply for permits or licenses in China or to register to do business in China. Should there be any adverse change in the Company's dealings with the BFDC, or should the local or federal government change the rules under which the Company currently operates, all of the Company's operations and assets could be jeopardized.

To date, the Company and the BFDC have been dealing with each other on terms different in certain respects than those contained in the BFDC Agreements. There can be no assurance that the BFDC will not insist upon a change in the current practices so as to require adherence to the terms of the BFDC Agreements, which the Company considers less favorable to it than the practices currently in effect, or that the Company or BFDC may not be required to do so by the Ministry of Foreign Trade and Economic Co-operation of China and other relevant authorities. There can also be no assurances that the Company will be able to negotiate extensions and further supplements to any of the BFDC Agreements or that the Company will be able to continue its operations in China. If the Company were required to adhere to the terms of the BFDC Agreements, the Company's business and results of operations could be materially and adversely affected.

The BFDC Agreements and the Premises Leases are dependent on the Company's continuing good relationship with the designees of the local government. In the event of a dispute involving the BFDC Agreements or the Premises Leases, the current arrangement under which the Company conducts its business may be difficult to enforce in China. The Company's operations and prospects will be materially and adversely affected by the failure of the BFDC or Land & Sun Company to honor or extend the current arrangement or renew the BFDC Agreements or the Premises Leases, respectively.

Internal Political and Other Risks. As of the date of this Annual Report, all of the Company's manufacturing facilities are located in China. As a result, the Company's operations and assets are subject to significant political, economic, legal and other uncertainties associated with doing business in China. Changes in policies by the Chinese government resulting in changes in laws, regulations, or the interpretation thereof, confiscatory taxation, restrictions on imports and sources of supply, currency re-valuations or the expropriation of private enterprise could materially adversely affect the Company. An example of such uncertainty and rapid changes was China's sudden imposition in 2000 on the metals industry of the Customs License Deposit, which resulted in the Company being forced to pay a 20% deposit on all imported steel metals. The Customs License Deposit rules have since been modified and partially repealed.

The Chinese government has been pursuing economic reform policies, including the encouragement of private economic activity and greater economic decentralization. There can be no assurance, however, that the Chinese government will continue to pursue such policies, that such policies will be successfully pursued, that such policies will not be significantly altered from time to time, or that business operations in China would not become subject to the risk of nationalization, which could result in the total loss of investments in that country. Economic development may be limited as well by other factors, such as the imposition of austerity measures intended to reduce inflation, the inadequate development of an infrastructure, and the potential unavailability of adequate transportation, adequate power, adequate water supplies, satisfactory roads and communications and raw materials and parts. Certain parts of China, including the Company's facilities in Long Hua, Shenzhen, have in the past and recently experienced severe shortages of electricity and water, which could negatively affect the Company. During the past fiscal year, the Company has experienced both water and electricity shortages, which have caused the Company to supplement its electricity needs through its diesel electricity generators. If for any reason the Company were required to move its manufacturing operations outside of China, the Company's favorable cost structure could be eliminated, its competitiveness and market position would be materially jeopardized, and there would be substantial doubt as to whether the Company could continue its operations.

Revaluation of Renminbi Yuan. As a company whose operations are entirely based in China, it is exposed to fluctuations in the value of the renminbi yuan, or RMB, the local currency of China. The United States and certain European countries have recently been calling for the re-valuation of the RMB, which revaluation would result in the appreciation of the RMB. Should the Chinese government allow a significant RMB appreciation, the Company's cost structure and pricing could change and have a material negative effect on its operations, sales and financial results.

Possible Reoccurrence of SARS. During 2002/2003, Severe Acute Respiratory Syndrome (SARS) became a major world-wide health concern. SARS is believed to have originated in China and most SARS infections and deaths occurred in China. Because SARS is a highly contagious disease, a number of countries and health organizations, including the World Health Organization, strongly advised people to avoid traveling to Hong Kong or the Guangdong province in mainland China. The Company's offices and facilities are located in both Hong Kong and in the Guangdong province. While SARS did not affect the Company's workers, the disease did materially and adversely affect business in China. Should SARS reoccur in China in the future, the Company's employees and operations could be affected. In addition, the Company's international customers may reduce their contacts and business with the Company by shifting their manufacturing needs to manufacturers located outside of China or by purchasing products manufactured outside of China. Any such future shift of work orders or product purchases from the Company to companies based in countries that are not so affected by SARS would have a material affect on the Company, its operations, and on its financial condition.

Uncertain Legal System and Application of Laws. The legal system of China is often unclear and is continually evolving, and currently there can be no certainty as to the application of its laws and regulations in particular instances. China does not have a comprehensive system of laws, and the existing regional and local laws are often in conflict and subject to inconsistent interpretation, implementation and enforcement. New laws and changes to existing laws occur quickly and sometimes unpredictably. As is the case with all businesses operating in China, the Company often is also required to comply with informal laws and trade practices imposed by local and regional administrators. Local taxes and other charges are levied depending on the local needs for tax revenues and may not be predictable or evenly applied. These local and regional taxes/charges and governmentally imposed business practices often affect the Company's cost of doing business and require the Company to constantly modify its business methods to both comply with these local rules and to lessen the financial impact and operational interference of such policies. For example, the Company and other companies have periodically been taxed on foreign currency bank transfers, which taxes can be substantial. In addition, it is often extremely burdensome for businesses to comply with some of the local and regional laws and regulations. As a result, with the general knowledge and tacit approval of the local and regional agencies, most businesses fail to fully comply with certain of these more burdensome laws and regulations. Recently, however, the local and regional agencies have increasingly enforced rules that previously were not enforced, thereby increasing the burden on the Company and the other businesses operating in the region. While the Company has, to date, been able to operate with the newly enforced rules and within these changing administratively imposed business practices, no assurance can be given that it will continue to be able to do so in the future. Should the local or regional governments or administrators impose new practices or levies that the Company cannot effectively respond to, or should the administrators continue to enforce more of those rules that they have not previously enforced, the Company's operations and financial condition could be materially and adversely impacted. The Company's ability to appeal many of the local and regionally imposed law and regulations is limited, and the Company may not be able to seek adequate redress for laws that materially damage its business. The Chinese judiciary is relatively inexperienced in enforcing the laws that exist, leading to a higher than usual degree of uncertainty as to the outcome of any litigation. Even where adequate laws do exist in China, it may not be possible to obtain swift and equitable enforcement of that law.

Current Favorable Tax Policy Could Change. Under the BFDC Agreements, the Company is not considered by local tax authorities to be doing business in China; therefore, the Company's activities in China have not been subject to local taxes on its operations. The BFDC is responsible for paying its own taxes incurred as a result of its operations under the BFDC Agreements. Since the Company reimburses the BFDC for its expenses related to the Company's activities in China, the Company indirectly pays some taxes on its operations. There can be no assurances, however, that the Company will not be subject to direct taxation on its operations in the future. If China did impose a direct tax upon the Company, the tax could materially adversely affect the Company's business and results of operations. See Note 3 of Consolidated Financial Statements for additional information on taxation.

Recent Turbulent Relations with the United States. Relations between the U.S. and China have during the past few years been strained as a result of numerous events, including the demands by the United States that China permit the RMB exchange rate to fluctuate, China's opposition to the U.S. war in Iraq in 2003, the strained relations between the U.S. and North Korea (a neighbor of China), the U.S. Navy reconnaissance plane that was downed on Hainan Island in China in April 2001, allegations by the U.S. that certain thermonuclear military technology of the U.S. has been stolen by China's spies, the continuous support by the U.S. of Taiwan, and the continuous allegations by the U.S. of human rights abuses in China. In addition, the U.S. and China have recently been involved in controversies over the protection in China of intellectual property rights that threatened a trade war between the countries. These strains on U.S./China relations could affect the ability of companies operating in China, such as the Company, from engaging in business with, or selling to the U.S. or U.S. companies. Any disruption of the current trade relations with the U.S. could have a material adverse effect on the Company's business. No assurance can be given that these and any other future controversies will not change the status quo involving peaceful trade relations between the U.S. and China, or that the Company's business and operations in China will not be materially and adversely affected. Even if trade relations between the U.S. and China are not affected by political difficulties between the two countries, such political friction could adversely affect the prevailing market price for the Company's Common Shares.

Labor Shortages. One of the principal economic advantages of locating the Company's operations in China has been the availability of low cost labor. Due to the enormous growth in manufacturing in China and the effects of China's one-child policy, the Company has recently experienced some difficulty in filling its labor needs. In addition to making labor more difficult to obtain, the shortage of low-cost labor could also force the Company to increase its wages, thereby negatively affecting its cost advantage. In order to address the increase in labor costs in Long Hua, Shenzhen, the Company has been exploring opening one or more alternative locations for its manufacturing facilities in area that have lower labor costs. The new, smaller facility that the Company will begin leasing in July 2005 in He Yuan, China, currently offers lower labor rates than those prevailing in Long Hua, Shenzhen. In addition to the recently developing tight labor market, the Company has also been affected by cyclical trends and other shortages in labor supply. For approximately two months each year, there are labor shortages in China as a result of the Chinese New Year during which time the Company follows the customary practice at its factory complex of temporarily discontinuing operations. In addition, the availability of labor is also restricted during the harvest periods of the year. There is also a large turnover of employees in China each year, particularly following the Chinese New Year holiday. The Company has experienced labor shortages in the past as a result of road and weather conditions and natural disasters. Any material or prolonged shortage of labor would have a material adverse effect on the Company's results of operations.

Risks Related to its Operations

Significant Financial and Operational Costs Expected to Arise Due To The Current Restructuring of the Company's Business Segments In order to remain competitive and viable, the Company must continuously revise and improve its operations and must anticipate and react to changing market forces. The Company has recently identified a number of changes in the markets in which it operates and, in response thereto, is considering either modifying or selling some or all of two of its operations. The Company believes that the proliferation of digital cameras and the photographic capabilities of mobile telephones will materially and adversely affect its film-based camera operations. In addition, the Company believes that the market for alarm clocks will continue to decrease and become increasingly price competitive. Accordingly, the Company is re-evaluating its ability to compete with these highly competitive, low margin (and often unprofitable) operations, and has decided to exit its single-use camera operations. In addition, the Company continues to focus on its strengths as an OEM manufacturer and to sell or otherwise reduce its financial exposure associated with its "Kienzle" brandname product sales operations. These changes will require the Company to significantly restructure its operations, to reallocate its assets, and to transition existing facilities and personnel to new uses. The Company's actions are expected to disrupt its operations and detract from its principal operations while it disposes of certain of its existing businesses and/or reorganizes its OEM manufacturing operations. Although the Company believes that the disposition and restructuring of some of its operations will, in the long-term, improve the Company's operations, profitability and financial condition, in the short-term these actions could have a negative affect on its operations and financial condition. No assurance can be given that the Company has correctly identified market changes or that these changes in its business will improve the Company's future profitability.

In addition to the changes that the Company currently is making to its operations, it will, in the future, also have to react to the continuously changing manufacturing market. The failure to anticipate, detect or react to market changes can have severe adverse affects on the Company's operations. No assurance can be given that the Company will be able to detect and correctly react to other future changes in its principal markets, or that its investments in anticipation of such changes will result in the anticipated return. Should the Company incorrectly react to market changes, its business, operations and financial condition could be adversely affected.

The Company is Increasingly Financially Dependent Upon a Few Major Customer. Historically, a substantial percentage of the Company's sales has been to small number of customers. The Company's current business plan calls for reducing the number of smaller clients and shifting the Company's sales and operations to a fewer, large customers. During the years ended March 31, 2003, 2004 and 2005, the Company's sales to its three largest customers for such periods accounted for approximately 40.6%, 46.1% and 43.9% of net sales respectively.

See "Business—Major Customers." The Company's success will depend to a significant extent on maintaining its major customers and on the success achieved by its major customers. The Company could be materially adversely affected if it loses any major customers or if the business and operations of its major customers decreases. While the Company has in the past been able to replace major customers, no assurance can be given that the Company will be able to do so in the future. Most of the Company's sales transactions with its customers are based on purchase orders received by the Company from time to time. While the Company is a party to certain longer term manufacturing agreements that contain fixed purchase requirements, the Company is to a large extent dependent upon receiving new purchase orders for future sales. In addition, orders under fixed purchase agreements are sometimes not placed with the Company as scheduled, and the Company may be unable or unwilling to enforce the terms of such fixed purchase requirements. As a result, most of the Company's revenues are dependent upon periodic orders and the amount of sales to its customers fluctuate from time to time. In addition, with fewer, larger customers, the Company's operations have become more dependent upon fewer customers and would be more significantly impacted by a delay or reduction of any anticipated purchase orders or by the loss of any one or more of its major customers.

In addition to its increasing dependence on generating revenues from fewer, larger customers, the Company's risk exposure to the collection of its accounts receivable likewise is increasing as the size of receivables from individual clients increases. A substantial portion of the Company's sales to its major customers are made on credit, which exposes the Company to the risk of significant revenue loss if a major customer is unable to honor its credit obligations to the Company. Any material delay in being paid by its larger customers, or any default by a major customer on its obligations to the Company would significantly and adversely affect the Company's liquidity. During the fiscal years ended March 31, 2003, 2004 and 2005, accounts receivable from the five customers with the largest receivable balances at year-end represented 49.0%, 61.5% and 67.4% of the total outstanding receivables, and one customer's accounts receivable represented 30.8% of the Company's total receivables as of March 31, 2005. As of March 31, 2005, the total amount of the Company's accounts receivable was $5,165,000.

The Company Faces Significant Competition From Numerous Larger, Better Capitalized, and International Competitors The Company competes against numerous manufacturers for all of its current products. Such competition arises from both third party manufacturers (such as the Company) and from the in–house manufacturing capabilities of existing customers. To a large extent, the Company competes in its OEM business on the basis of quality, price, service, and the ability to deliver products on a reliable basis. Due to intense price competition, the Company has during the past few years had to reduce its price and its operating margins in all three of its business units. This has led to lower sales in some product lines, lower gross margins, and to net losses in some product lines. During the past few years, the Company has at times refused certain purchase orders of manufacturing contracts because of pricing pressures, which has lowered the Company's net sales and lowered its market share. Unless the Company can increase its gross margins, the Company will continue to operate at very narrow profit margins, which will negatively affect the Company's financial position and its stock price. While the Company intends to reduce its operations in the highly competitive, low margin business lines by focusing its efforts on offering more proprietary services and increasing sales for its fully integrated and complex technical manufacturing services, no assurance can be given that the Company will, in fact, be able to compete against its numerous competitors.

Since locating its facilities in Shenzhen, China, in 1991, the Company has been able to compete with other manufacturers based its cost of operations in Shenzhen, the availability of a large labor pool, its favorable tax status, and its convenient access to Hong Kong's shipping port and business/banking facilities. Since the Company first moved to Shenzhen as one of the first manufacturers in that locality, however, many other manufacturers have re-located or established new facilities in Shenzhen, and the Company's competitive advantage has been significantly diminished. In addition, many of the larger, international companies that have established competing facilities in Shenzhen have also established manufacturing facilities in other low-cost manufacturing locations, many located sites outside of China, which have given those competitors the ability to shift their manufacturing to those locations whenever costs at those other locations was cheaper than in Shenzhen. Accordingly, the Company has indirectly been competing against both the competitors in Shenzhen as well as the other facilities outside of China. No assurance can be given that the Company will continue to be able to compete effectively in its principal businesses.

At times, the Company competes against a number of Chinese clock manufacturers, some of whom the Company believes may be directly or indirectly subsidized by the state. These companies often have cost structures that the Company cannot compete against, thereby forcing the Company to withdraw from certain product markets. For example, the Company has experienced significant competition from Chinese clock manufacturers that manufacture the low quality, extremely inexpensive quartz clocks that are sold at prices significantly below the Company's cost of raw materials for these products. These low-price clocks have recently flooded the clock market and reduced the demand for the more expensive and higher quality clocks manufactured by the Company and its principal original equipment manufacturer clients. These clock manufacturers, including those that that the Company believes are state-owned or supported, are causing the Company to re-evaluate the desirability of manufacturing clocks for its own account. "See, Item 4. Information on the Company – Reorganization."

Dependence on Single China Factory Complex. All of the Company's products are currently manufactured at a single factory complex located in Long Hua, Shenzhen in southern China. The Company currently maintains fire, casualty and theft insurance aggregating approximately $20,000,000 covering various of its stock in trade goods and merchandize, furniture and equipment in China. The proceeds of this insurance may not be sufficient to cover material damage to, or, the loss of, all or material portions of the factory complex due to fire, severe weather, flood, or other act of God or cause, and such damage or loss would have a material adverse effect on the Company's financial condition, business and prospects. Although the Company is currently considering relocating its main manufacturing facilities, and in that context has entered into a lease for a new smaller manufacturing facility in He Yuan, the Company will continue to be solely dependent upon the Long Hua in the near future.

The Company's Operations May be Significantly Disrupted and Negatively Affected if The Company Relocates its Manufacturing Facilities. The Company is currently considering relocating its facilities to a new or newer facility outside of Long Hua, Shenzhen. While the Company has not yet located and secured an alternative facility, the Company may find such a new facility and may move its entire manufacturing facilities to such a new facility within one or two years. If the Company does relocate its facilities, its entire operations, including its business, its manufacturing operations, and its relationships with clients and local government offices and landlords, could be adversely affected by while the Company disassembles, moves and reinstalls its equipment and manufacturing capabilities. Any such disruption could affect the Company's relationship with its vendors and customers. In addition, the Company expects to incur significant expenses in relocating its entire facilities. All of the foregoing factors related to any relocation are expected to negatively impact the Company's revenues and financial position during the fiscal year(s) in which the relocation occurs.

Fluctuation in Foreign Currency Exchange Rates Because the Company engages in international trade, the Company is subject to the risks of foreign currency exchange rate fluctuations. In prior years, the Company's exposure to currency fluctuations was limited because most of its sales were denominated in either U.S. or Hong Kong dollars. However, as a result of its increasing unit sales of its clocks and cameras in Germany and increases in metal manufacturing for European customers, which sales are paid in euros, the Company has becoming exposed to the risks associated with possible foreign currency controls, currency exchange rate fluctuations or devaluations. Although the Company plans to sell or reduce its sales offices and operations in Germany, thereby reducing the amount of revenues its generates in currencies other than the U. S. and Hong Kong dollar, the Company will remain exposed to exchange rate fluctuations in the future.

The Company's financial results have, from time to time, been affected by currency fluctuations. For example, during the fiscal years ended March 31, 2003, 2004, and 2005, the Company recognized net foreign currency exchange gains of $344,000, $278,000 and $249,000, respectively. However, foreign currency exchange rates can also result in material losses. For example, during the fourth quarter of the fiscal year ended March 31, 2005, the Company recognized a net foreign currency exchange loss for $181,000. Notwithstanding these currency transaction fluctuations, the Company does not attempt to hedge its currency exchange risks and, therefore, will continue to experience gains or losses due to changes in foreign currency exchange rates. However, even if the Company were to engage in currency hedging transactions, no assurance can be given that the Company will not suffer future losses as a result of either currency fluctuations or as a result of such hedging transactions.

Significant Worldwide Political, Economic, Legal And Other Risks Related To International Operations. The Company is incorporated in the British Virgin Islands and has active subsidiaries incorporated in Hong Kong and Germany. The Company's executive and administrative offices are located in Hong Kong. All of the Company's products are manufactured in China, and almost all of its net book value of its total fixed assets is located in China. The Company sells its products to customers in Hong Kong, North America, Europe, and Japan. As a result, its international operations are subject to significant political and economic risks and legal uncertainties, including changes in international and domestic customs regulations, changes in tariffs, trade restrictions, trade agreements and taxation, changes in economic and political conditions and in governmental policies, difficulties in managing or overseeing foreign operations, and wars, civil unrest, acts of terrorism and other conflicts. The occurrence or consequences of any of these factors may restrict the Company's ability to operate in the affected region and decrease the profitability of our operations in that region.

Risks Relating to Hong Kong

Political and Economic Developments Affecting Hong Kong. The Company's registered offices and sales offices and several of its principal customers and suppliers are located in Hong Kong. Accordingly, the Company may be materially adversely affected by factors affecting Hong Kong's political situation and its economy or its international, political and economic relations. Pursuant to a Joint Declaration (the "Joint Declaration") signed between the governments of China and Britain on December 19, 1984, China recovered sovereignty over Hong Kong on July 1, 1997. The Joint Declaration provides Hong Kong with a high degree of legislative, judicial and economic autonomy (except in foreign and defense affairs) and the laws currently in force in Hong Kong have remained basically unchanged (the Joint Declaration contemplates that the policies expressed therein will remain in effect for a period of at least fifty (50) years from July 1, 1997), there can be no assurance as to the continued stability of political, economic or commercial conditions in Hong Kong and that the Company's financial conditions and results of operations will not be adversely affected as a consequence of these events.

A substantial portion of the Company's net sales and expenses are denominated in the Hong Kong monetary unit, the Hong Kong dollar. Since 1983, the exchange rate between Hong Kong dollar and the U.S. dollar has been fixed at approximately HK$7.78 to $1.00. However, due to the currency turmoil that has affected many countries in Southeast Asia, there has been pressure to devalue the Hong Kong dollar. All dollar amounts ("$") set forth in this Annual Report are in U.S. dollars. The peg of the Hong Kong dollar to the U.S. dollar has remained and been defended by the Hong Kong Special Administrative Region Government. While the Hong Kong Government has indicated that it has no plans to break the peg with the U.S. dollars, no assurances can be given that this will remain so in the future. The Company incurs its major expenses in Hong Kong dollars and in China's renminbi and generates its revenue's primarily in U.S. dollars and would therefore benefit from depreciation of the Hong Kong dollar or renminbi. However, an appreciation of the renminbi or Hong Kong dollar against the U.S. dollar would increase the expenses of the Company when translated into U.S. dollars and could adversely affect profit margins. There can be no assurance that the exchange rate of the Hong Kong dollar will not fluctuate in the future and that such fluctuations will not have a materially adverse effect on the Company's business and results of operations.

Certain Legal Consequences of Incorporation in the British Virgin Islands

The Company is incorporated under the laws of the British Virgin Islands, and its corporate affairs are governed by its Memorandum of Association and Articles of Association and by the International Business Companies Act of the British Virgin Islands. Principles of law relating to such matters as the validity of corporate procedures, the fiduciary duties of the Company's management, directors and controlling shareholders and the rights of the Company's shareholders differ from those that would apply if the Company were incorporated in a jurisdiction within the U.S. Further, the rights of shareholders under British Virgin Islands law are not as clearly established as the rights of shareholders under legislation or judicial precedent in existence in most U.S. jurisdictions. Thus, the public shareholders of the Company may have more difficulty in protecting their interests in the face of actions of the management, directors or controlling shareholders than they might have as shareholders of a corporation incorporated in a U.S. jurisdiction. In addition, there is doubt that the courts of the British Virgin Islands would enforce, either in original action or in an action for enforcement of judgments of U.S. courts, liabilities that are predicated upon the securities laws of the U.S.

Further, pursuant to the Company's Memorandum and Articles of Association and pursuant to the laws of the British Virgin Islands, the Company Memorandum and Articles of Association may be amended by the board of directors without shareholder approval (provided that a majority of the Company's independent directors do not vote against such amendment). Until successors are elected, the Company's independent directors consist of Benson Lee, Terrence A. Noonan, Mark Majzner and Dirk Hermann. Amendments which may be made by the board of directors without shareholder approval include amendments increasing or reducing the authorized capital stock of the Company and increasing or reducing the par value of its securities.

Risks Associated With An Investment in the Company's Securities

Volatility Of Market Price Of the Company's Shares. The markets for equity securities have been volatile and the price of the Company's Common Shares has been and could continue to be subject to material fluctuations in response to quarter to quarter variations in operating results, news announcements, trading volume, sales of Common Shares by officers, directors and principal shareholders of the Company, news issued from competing companies, customers, suppliers or other publicly traded companies, general market trends both domestically and internationally, currency movements and interest rate fluctuations. Certain events, such as the issuance of Common Shares upon the exercise of outstanding stock options of the Company could also adversely affect the prevailing market prices of the Company's securities.

Exemptions Under The Exchange Act As A Foreign Private Issuer. The Company is a foreign private issuer within the meaning of rules promulgated under the U.S. Securities Exchange Act of 1934 (the "Exchange Act"). As such, and though its Common Shares are registered under Section 12(g) of the Exchange Act, it is exempt from certain provisions of the Exchange Act applicable to United States public companies including: the rules under the Exchange Act requiring the filing with the Commission of quarterly reports on Form 10-Q or current reports on Form 8-K; the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations with respect to a security registered under the Exchange Act; the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and establishing insider liability for profits realized from any "short-swing" trading transaction (i.e., a purchase and sale, or sale and purchase, of the issuer's equity securities within six months or less), and the provisions of Regulation FD aimed at preventing issuers from making selective disclosures of material information. In addition, certain provisions of the Sarbanes-Oxley Act of 2002 either do not apply to the Company or the implementation of the provisions has been deferred. Because of the exemptions under the Exchange Act and Sarbanes-Oxley Act applicable to foreign private issuers, shareholders of the Company are not afforded the same protections or information generally available to investors in public companies organized in the United States.

The Financial Costs and Administrative Burdens of Implementing The Sarbanes-Oxley Act of 2002 Could Materially and Adversely Affect Our Financial Results and Financial Condition. To date, the Company has been exempted from some of the regulations under the

Sarbanes-Oxley Act of 2002 that are applicable to U.S. public companies, and the costs of complying with the Sarbanes-Oxley Act of 2002 have, to date, not been material. Except for the provisions of Section 404 of the Sarbanes-Oxley Act, all of the provisions of that act that will apply to the Company must now be implemented. These rules require the Company to make a number of changes in some of its corporate governance, securities disclosure and compliance practices. In addition, in response to the requirements of the Sarbanes-Oxley Act, the Nasdaq Stock Market has also promulgated new rules on a variety of subjects. Compliance with all of these new rules imposed by the SEC and by the Nasdaq Stock Market and the as well as the Sarbanes-Oxley Act of 2002 will significantly increase the Company's legal, financial and accounting costs, and the Company expects these increased costs to continue in the future. To date, as a foreign private issuer, the Company has not had to implement certain of the regulations and, accordingly, has been spared a portion of the cost associated with the implementation of the new rules. However, commencing this year, the Company expects to incur significant additional financial and administrative burdens, particularly in its accounting, auditing and legal fees and expenses, which expenses could negatively impact the Company's operations and profitability.

Item 4. Information on the Company

History and Development of the Company.

Highway Holdings Limited is a holding corporation that was incorporated on July 20, 1990 as a limited liability International Business Company under the laws of the British Virgin Islands. The Company's corporate administrative matters are conducted in the British Virgin Islands through its registered agent: HWR Services Limited, P.O. Box 71, Craigmuir Chambers, Road Town, Tortola, British Virgin Islands. The Company's principal executive offices are located in Hong Kong at Suite No. 810, Level 8, Landmark North, Sheung Shui, New Territories, Hong Kong. Highway Holdings Limited currently operates through eight active controlled subsidiaries.

The Company began its operations in 1990 in Hong Kong as a metal stamping company. In 1991, the Company transferred the metal stamping operations to a factory in Long Hua, Shenzhen, China, where the metal stamping and the Company's other operations have been conducted pursuant to agreements entered into between certain China companies set up by the local government and the Shenzhen City Baoan District Foreign Economic Development Head Company and its designees (collectively, the "BFDC") (the agreements, collectively the "BFDC Agreements"). As a result of the BFDC Agreements, the Company is provided with manufacturing facilities and labor by affiliates of local government instrumentalities, for which the Company pays management fees, based on a negotiated sum per factory worker, and other charges, as well as rent for the factory complex.

Since its organization in 1990, the Company has primarily been a manufacturer of high quality metal parts for major Japanese and German original equipment manufacturers ("OEMs"). The Company's metal stamping capabilities have, however, over the years been supplemented with additional manufacturing and assembly capabilities, such as the ability to manufacture and assemble plastic parts and electronic circuits. As a result, the Company has evolved from a company that was only engaged in manufacturing simple metal parts to a company that has the capabilities to manufacture and assemble larger complex components, subsystems, subassemblies and even entire products for its OEM clients. The manufacturing operations have, since the formation of the Company, always been the largest segment of the Company's business and have generated most of the revenues for the Company.

After establishing its metal manufacturing operations, the Company in 1991 began its camera manufacturing business by acquiring the Hi-Lite Camera Company, a Hong Kong camera company, from Benson Lee, who continues to serve the Company as one of the Company's directors. The Company's camera operations have consisted primarily of manufacturing 35mm cameras and recycling single-use cameras. Camera sales during the three years ended March 31, 2005, 2004, and 2003 accounted for 13.8%, 23.6% and 24.1% of net sales, respectively. The Company mainly manufactured cameras for distribution in Europe, the United States and Hong Kong. Prior to the fiscal year ended March 31, 1999, most of the Company's camera revenues were derived from the sale of one-time-use cameras that the Company recycled. In June 1999, in response to an action filed by Fuji Photo Film Co. with the United States International Trade Commission (ITC), the importation of the Company's recycled one-time-use cameras into the United States was effectively barred. Because the U.S. market represented a large portion of the Company's operations, the loss of the U.S. single-use camera sales significantly and adversely affected the Company's sales and financial results. Although the Company continued to distribute its recycled single-use cameras in Europe and continued to sell its low-end 35mm re-usable cameras after the Fuji Photo Film Co. proceedings, the advent and massive proliferation during the past few years of digital cameras and mobile telephones with photographic capabilities has significantly, and negatively affected the film camera industry and with it the Company's film-based camera business. Accordingly, as discussed below, the Company has decided to sell or close its single-use camera operations in the current fiscal year ending March 31, 2006. The Company also is considering modifying or separating itself from some of its other film-based camera operations.

In 1997, the Company purchased substantially all the assets of Kienzle Uhrenfabrik GmbH ("Kienzle Uhren"), a clock and watch manufacturer that traces its origin back to 1822 in Germany, that was at the time in receivership. The purchase included the trademark to the "Kienzle" name and the equipment, machinery, tools, patents and furniture and office equipment of Kienzle Uhren. Subsequent to purchasing the equipment, the assets of Kienzle Uhren were dismantled, packed and shipped from Germany to the Company's facilities in Hong Kong and China. Thereafter, the Company commenced manufacturing clocks for third parties for sale under various brand names (such as Braun, Swatch, and more recently Casio), as well as clocks for the Company's own account (which clocks were sold under the Company's own "Kienzle" brand name). In addition, the Company has also recently been using the manufacturing capabilities of the clock/watch division to manufacture electronic products and components for its non-clock OEM manufacturing business. During the fiscal years ended March 31, 2003 and 2004, the Company has also licensed the "Kienzle" mark for use with various other products in Europe, which products were manufactured by others. During the past two years, the Company also has been manufacturing and selling watches, both under its "Kienzle" brand name and for sale under other labels. Revenues from its clock/watch division, consisting of sales of clocks and watches (including revenues derived by the clock/watch division for OEM manufacturing for the Company's other divisions), during the fiscal years ended March 31, 2005, 2004 and 2003 have been 21.9%, 18.1%, and 18.5%, respectively, of the Company's net sales. The Company believes that the market for its clock products is diminishing and becoming extremely price competitive. As a result, the Company is considering modifying, reducing or otherwise separating itself from its German clock/watch marketing and distribution operations during the current fiscal year ending March 31,2005, and may seek to sell or license the rights to the Kienzle trademark for watches and clocks (in June 2005, the Company sold the rights to the "Kienzle" trademark for uses other than watches and clocks).

Current Reorganization and Revised Business Strategy

The Company continuously monitors the strength and weaknesses of its own operations as well as market changes that affect its operations and prospects. The Company believes that the following are the primary factors that currently affect its business and its proposed reorganization in response to these changes:

Manufacturing Operations. Since its organization, the Company's principal and most profitable business segment has been as an OEM manufacturer. Its manufacturing capabilities have improved and evolved over the past few years, and it is now able to manufacture complete subassemblies and products for its customers. Unlike most of its smaller competitors in Shenzhen that can either (i) only manufacture metal parts or (ii) only manufacture plastic and electronic parts, the Company has the ability to manufacture and assemble high quality parts, components and products that require all of the foregoing metal, plastic and electronic manufacturing capabilities. The Company believes that it should further develop and leverage its multi-disciplinary manufacturing strengths, its cost structure, its logistical advantages, its reputation as a high-quality manufacturer, and its existing relationships with blue chip Japanese and European customers to further expand its manufacturing operations. The Company has always used the manufacturing capabilities that it developed by manufacturing its own products as a basis for obtaining more complex OEM manufacturing business. However, because of the substantial changes in the film camera and clock manufacturing industries, the Company has made the strategic decision to make its OEM manufacturing operations the principal focus its future operations.

The Company's OEM manufacturing business has historically been directed primarily at manufacturing and assembling metal parts used in subsystems or other products. As part of its business strategy to capture more of the revenues related to the manufacture of end-products, the Company has recently been attempting to leverage its complete manufacturing capabilities to the manufacture of the subsystems, subassemblies, larger components, and even completed end-products for its clients. In addition, the Company is attempting to diversify the types of products that it manufactures, and, in that context, now manufactures a wider variety of parts and components for its European OEM customers, including electrical connectors, coils for induction motors, ballasts casings, lighting fixtures, and friction clutch assemblies.

As its manufacturing capabilities and the complexity and quality of products have improved, the Company has attracted larger, more prestigious clients. In order to maintain and increase the amount of business it conducts with these larger, internationally known clients, the Company has been improving its operating capabilities, has been improving and upgrading its manufacturing facilities, and has taken steps to improve its image as a manufacturer to such clients. In addition, in order to improve and enhance its systems, in 2002 the Company received its ISO 9001 quality management system certification, and in 2004 it also received its ISO 14001 environmental management systems certification.

As part of restructuring its operations and its focus on its OEM operations, the Company continues to invest in, and to explore the use of, new technologies with long-term growth potential, and to enhance its technical expertise and capabilities in manufacturing finished products. The Company's goal is to eventually become an OEM manufacturer of such newer and technologically advanced products, including more complex electronic products. For example, the Company has recently been developing LCD television/computer monitors for certain niche markets. The Company has manufactured a limited number of these new products and has test marketed some of these new products. While the Company has received positive reviews on its products, the Company is still developing its business model for these products and is still evaluating the feasibility and desirability of entering into any new markets. Accordingly, the Company has not yet committed to any such new products, and no assurance can be given that the Company will, in fact, manufacture any of the new product lines that it is currently evaluating.

Clocks, Watches and the "Kienzle" Trademark. The Company has been manufacturing clocks, clock movements since its acquisition of Kienzle Uhren in 1997. Most recently, the Company also has been manufacturing watches. The Company manufactured clock and clock movements on an OEM basis for other clock companies, such as Braun and Casio, as well as for its own account as "Kienzle" products. In addition, the Company has maintained a Kienzle marketing subsidiary in Germany for the purpose of selling Kienzle branded clocks and watches in Europe. In order to further leverage the "Kienzle" brand name in Germany and other parts of Europe, the Company in 2003 entered into a supply and licensing agreement with Kienzle AG, then an unaffiliated German distributor. In connection with the license agreement (which agreement the Company terminated in 2004), the Company also invested 100,000 euros (approximately $131,000 based on current exchange rates) in Kienzle AG and became a minority owner of Kienzle AG. As discussed below, in connection with the recent sale of some "Kienzle" trademark rights to Kienzle AG, the Company's 100,000 euro minority interest may also be returned in full.

During the past few years, the world-wide market for clocks has been shrinking and has become extremely price competitive. As a consequence, the Company's sales and marketing organization in Germany has continuously operated at a loss. As a result of these factors, the Company is (i) considering selling the Company's remaining rights to the "Kienzle" name for watches and clocks, and (ii) re-evaluating the future of its low-margin clock/watch manufacturing operations as well as its unprofitable marketing arm in Germany. While the Company may reduce or restructure certain of its clock/watch manufacturing operations, it expects to continue to manufacture clocks on an OEM basis for certain of its major OEM clock clients (such as Braun and Casio).

The Company in March 2005 entered into an agreement to sell all of its rights to the "Kienzle" trademark in all markets other than clocks and watches, to Kienzle AG and its affiliates. The purchase price for the non-clock/watch rights to the "Kienzle" trademark was $1,000,000, which amount was required to be paid in full at the closing of the sale. The sale was initially scheduled to close in April 2005. Kienzle AG did not pay the purchase price in April

2005, and the closing date was first extended to the middle of May 2005, and then was again extended to the end of June 2005. However, in June 2005, the Company did transfer the non-clock/watch rights to the Kienzle trademark in accordance with the agreement and did receive the $1,000,000 payment (the check has been received and deposited, but as of the date of this Annual Report, the U.S. funds have not yet been confirmed). Kienzle AG has also agreed to repurchase the Company's investment in Kienzle AG for the 100,000 euro purchase price that the Company initially paid for the investment. The repurchase of the Kienzle AG investment currently is scheduled to occur in July 2005.

In addition to selling the non-watch/clock right in "Kienzle" to Kienzle AG, the Company is currently considering selling/licensing the rights to the "Kienzle" trademark for use with clocks and watches, but has not entered into any agreements to do so. The Company believes that the rights to the "Kienzle" brand name for use with clocks and watches in Europe is a valuable asset. However, no assurance can be given that the Company will be able to sell its remaining rights to the "Kienzle" trademark or that any sale will generate significant sales proceeds.

The Company also is re-evaluating its German marketing operations, which operations have operated at a significant loss. If the Company is not able to end the heavy losses its continues to incur from its German marketing operations, the Company may have to restructure, sell or even close the offices in Germany later during the current fiscal year ending March 31, 2006.

Camera Operations. The Company's camera operations consist of the manufacture of (i) reusable low-end 35mm cameras, (ii) single-use cameras, and (iii) niche camera products, such as the Company's underwater camera and other accessories for underwater cameras. Many of these products are based on traditional film photography. During the past few years, however, the sale of digital cameras has increased significantly, thereby affecting the demand for traditional film cameras. However, more importantly, the sale and use of mobile telephones that have the ability to take and transmit digital pictures has exploded, thereby significantly affecting the demand for the Company's film-based camera products and, in particular, for the Company's single-use cameras. All of the Company's single-use cameras aimed at the market for convenient, low-end photographic products, which market is being reduced by mobile camera telephones. The rise of digital camera alternatives to film-based cameras has reduced the market for film-based cameras and has increased the price competition between manufacturers of film-based cameras.

Because of the dwindling future market prospects for low-end film-based cameras, the Company has decided to discontinue manufacturing its single-use camera operations during the current fiscal year ending March 31, 2006, a process that has already started and is expected to be completed during the current fiscal year. As part of exiting the single-use camera business, the Company is currently considering selling its inventory of single-use cameras and all assets related to its single-use camera business to one or more potential buyers. However, the Company has not yet entered into any agreement to sell these assets, and no assurance can be given that the Company will, in fact, be able to sell any of these assets. In the event that the Company is not able to sell the single-use camera inventory and operations, it will nevertheless discontinue these operations. The Company will continue to manufacture its underwater cameras and products for others on an OEM basis. The underwater camera products market represent a viable and profitable niche market.

New Manufacturing Facilities. The Company has been in its current facilities since 1991. Although the Company's landlord has periodically upgraded the current facilities, the Company believes that the current facilities do not reflect the image that the Company believes it needs to retain and increase the amount of business that it conducts with its multi-national customers. In addition, because so many competitors have established their facilities in Shenzhen, and the area has grown so much recently, the costs of operating in Shenzhen have increased significantly. The Company believes that there are other manufacturing facilities available outside of Shenzhen that offer (i) newer facilities, (ii) lower operating costs (including lower rent, lower labor, and cheaper utilities), (iii) easy access by highway or rail to Hong Kong and the other major markets and sea ports, and (iv) greater availability of lower cost labor. As part of these efforts, the Company in May 2005 entered into a three-year lease for a 2,500 square meter manufacturing facility in He Yuan, a city about 125 kilometers from the Company's current site in Long Hua, Shenzhen. These facilities will initially house a portion of the Company's plastics operations. If the Company can successfully operate at this location, the Company will consider relocating all of its manufacturing facilities to this location. Any relocation of the Company's entire facilities will depend upon the operations of the He Yuan facilities and would not commence until 2006, at the earliest. No assurance can be given that the Company will find the He Yuan facilities to be satisfactory or that the Company will re-locate its existing facilities.

Business Overview

The Company is primarily an integrated manufacturer of high quality parts and components, clocks and clock movements, and cameras for major Japanese, German and United States OEMs and contract manufacturers. The Company also manufactures clocks and watches for its own account under its own "Kienzle" brandname. In addition, the Company has sold watches and other products to a European distributor for sale in Europe under the "Kienzle" brand name. All of the Company's manufacturing activities are currently conducted at a factory complex located in Long Hua, in Shenzhen, China, which the Company occupies pursuant to an arrangement with affiliates of the local government. The Company has leased a new, smaller facility in He Yuan, China, at which it will conduct some of its manufacturing operations.

To date, the Company's largest revenue source has been from its metal manufacturing operations. The Company manufactures and supplies a wide variety of high quality metal parts, components and products which are used by the Company's customers in the manufacturing of such products as photocopiers, laser printers, compact disc players, laser disc players, cassette players, computer equipment, electronic components, electrical connectors, cameras, clocks, automobiles, vacuum cleaners, light fixtures and car audio and other audio equipment. As part of its manufacturing operations, the Company assists customers in the design and development of the tooling used in the metal stamping process and provides a broad array of other manufacturing services, including spray painting, screen printing, plastic injection molding, pad printing and electronic assembly services. The electronic assembly services include chip on board assembly, IC-bonding, and SMT automatic assembly of printed circuit boards. By providing these services, which complement the Company's core metal stamping operations and eliminate the need to outsource these needed functions, the Company is better able to assure product quality, control overall manufacturing costs and provide timely product delivery, all of which management believes is essential to maintaining, expanding and increasing the Company's customer base. The Company believes its historical success as a supplier to respected multi-national companies is due in large part to: (i) its international management structure which includes Japanese, German and Chinese nationals; (ii) its low labor and operating costs resulting from locating its manufacturing operations in China; (iii) its ability to consistently manufacture the type of high quality products required by the Company's targeted customers; (iv) its expertise in manufacturing these products in the required quality at a reasonable cost; (v) the unique breadth of its manufacturing capabilities, and (vi) its engineering design and development capabilities (which it uses to assist its customers to design their products).

In prior years, the Company has continuously tried to strategically align its manufacturing operations to attract new OEM clients. For example, the Company combined the specialized manufacturing skills and technologies it developed for its clock and camera operations with its metal manufacturing strengths. The combination of these capabilities led to orders for more complex products from internationally known companies such as Berger Lahr GmbH and Miele & Cie. KG., for whom the Company manufactures products using a combination of metal, electronic and plastics manufacturing.

The Company believes that its ability to manufacture products using a combination of metal, electronic and plastics components has tempered the competitive pricing pressures that have developed during the past few years from the competing metal manufacturers in Shenzhen. During the past few years, a number of metal manufacturers have been established in Shenzhen that are also able to produce high-quality, low cost metal parts. As a result, the manufacture of many metal parts had become a commodity operation that competes primarily based on price. In order to distinguish itself from these other stamping operations, the Company therefore adopted a plan in which it shifted its focus from smaller, simple metal stamping projects for which the Company competes solely on price to the manufacture of more complex parts, components and entire products that utilize more of the Company's vertically integrated technologies. Since the Company has the ability to design, manufacture and assemble complete components containing metal, plastic and electronics, and not just metal stamped parts, the Company's new focus is on manufacturing more customized products for global companies. By shifting to the manufacturing of larger, customized products that utilize more of the Company's vertically integrated and multi-disciplinary capabilities, the Company believes that it will be able to increase its revenues and gross margins and reduce the costs associated with setting up and manufacturing small run, metal stamping parts. The Company believes that its restructured strategy has led to the manufacturing agreements with (i) OSRAM, a subsidiary of Siemens AG, (ii) Berger Lahr GmbH, a subsidiary of Schneider Electric, (iii) major German companies such as Miele & Cie. KG., and (iv) Japanese companies such as KEM, an indirect supplier of functional assemblies to IBM lap top computers.

The Company currently still manufactures (i) clocks and watches for its own Kienzle branded line of timepieces, and (ii) clocks and clock components on an OEM basis for internationally known clock companies. However, the Company expects to re-evaluate these operations during the current fiscal year ending March 31, 2006. The Company currently manufactures high-quality quartz clocks for both its own Kienzle brand name line of clocks and for other internationally known companies, primarily Braun of Germany, and Casio of Japan. However, the international market for quartz clocks has, during the past few years, strongly declined, and the Company anticipates that this market will not increase in the foreseeable future. As a result, sales of certain lines of clocks (primarily quartz clocks) previously manufactured by the Company have decreased during each of the past three years. In addition to the manufacture of quartz clocks, during the fiscal year ended March 31, 2005, the Company's clock and watch operations also included the following:

- The Company manufactured clocks that set themselves with radio signals broadcast from atomic clock stations.
- The Company has supplemented sales of Kienzle clocks with clocks, wrist watches and other timekeeping products that are manufactured by others and then marketed in Europe by the Company's German marketing subsidiary under the Kienzle brandname.
- The Company manufactured and sold wrist watches under the "Kienzle" name, mostly in Germany.

The Company's third existing line of operations is the manufacture of low cost cameras for OEMs in the United States, Japan and Europe. Until June 1999, the United States had been the Company's largest market for single use (disposable) cameras. In 1999, in response by an action initiated by Fuji Film against a number of camera importers, the United States International Trade Commission (ITC) issued an order that effectively barred the Company's OEMs from importing recycled one-time-use cameras into the United States. The Company responded to the loss of its largest camera market by increasing its sales into Europe and Asia, increasing its manufacturing and sales of low-end 35mm cameras, developing other new camera products (such as a new line underwater photographic products), and developing new camera products (such as the Company's patented pre-loaded, reusable 35mm camera that was designed to compete in the single-use camera market). The Company delayed the introduction of the patented 35mm camera into the U.S. due to the Fuji action. However, because of the recent downturn in the low-end film based camera market, the Company does not expect that it will pursue the distribution of this camera in the U.S. Other than in certain niche markets (such as its underwater camera products), the Company has competed in the camera business based primarily on price. During the past few years, the pricing competition has been severe, and the market for the Company's low-end film-based cameras has decreased due to the proliferation digital cameras and mobile telephones that have the ability to take and transmit photographs. As a result, the Company has decided to sell or close down it single-use camera operations during the current fiscal year ending March 31, 2006, and is considering modifying or selling some or all of its other film-based camera operations. See, "Current Reorganization and Revised Business Strategy," above.

Industry Overview

Management believes that the third-party manufacturing industry has experienced major increases over the past decade as manufacturers increasingly outsource the manufacture of some or all of their component and/or product requirements to independent manufacturers. The benefits to OEMs of using contract manufacturers include: access to manufacturers in regions with low labor and overhead cost, reduced time to market, reduced capital investment, improved inventory management, improved purchasing power and improved product quality. The metal manufacturing business of the Company represented approximately 64.3% of the Company's gross revenues in the fiscal year ended March 31, 2005 and has historically been the largest segment of the Company's business. In addition, since the Company expects revenues from clock/watch and camera manufacturing to be less during the current fiscal year ending March 31, 2006 (due to market conditions and the Company's actions to reduce losses from its camera and clock/watch manufacturing operations), the metal and OEM manufacturing business is expected to become the predominant operations of the Company in the future.

The Company first commenced its metal stamping operations in China in 1990. At that time, the Company gained a significant cost and logistical advantage over other manufacturers by basing its manufacturing facilities in Long Hua, Shenzhen, China, less than 30 miles from Hong Kong. During the past few years, however, many other manufacturers have located their facilities in Shenzhen and in other similar low-cost areas in China and Asia. As a result, the Company now faces significantly more competition as a manufacturer of OEM parts. The Company has responded to the increased competition by restructuring its operations and by trying to move from manufacturing low margin, low-cost individual parts to manufacturing higher margin, more expensive components, subassemblies and even complete units for its OEM customers. The Company's metal manufacturing business also was primarily directed at OEMs located in Asia, primarily in China and Japan. As part of its new strategy, the Company has also increased its sales to European customers.

Historically, the Company has manufactured high-quality metal parts, mostly for Japanese customers. The Company did not engage in any active marketing efforts to develop its business for its metal manufacturing operations. Recently, however, because of all of the competition that has developed, in Shenzhen and elsewhere, for low cost metal stamping, the Company has changed its customer focus, its manufacturing goals, and its marketing efforts. As part of its business strategy to capture more of the revenues related to the manufacture of end-products, the Company has recently been attempting to leverage its complete manufacturing capabilities to the manufacture of the subsystems, subassemblies, larger components, and even completed end-products for its clients. In addition, the Company is attempting to diversify the types of products that it manufactures. The Company has also increased its marketing efforts and now attends trade shows and engages in direct marketing efforts. In order to upgrade its technical manufacturing abilities and to suit its international customers, the Company has obtained its ISO 9001 quality management systems certification and its 14001 environment management systems certification.

Although the Company does not have any definitive data regarding worldwide clock manufacturing and sales, the Company believes that there is an industry-wide decline in sales underway, and that numerous clock manufacturers are being driven out of business. The Company believes that sales of the sort of clocks that are manufactured by the Company have been declining worldwide during the past few years for the following reasons: (i) Higher quality clocks have a long useful life and, therefore, are not replaced frequently. Consequently, unlike other consumer products, replacement sales are less frequent. (ii) The market has been flooded by inexpensive quartz clocks manufactured by companies owned or subsidized by governments or other similar means that have often been sold, in the opinion of the Company, at prices that are significantly below the raw materials costs of such clocks. Until recently, the Company believed that it could overcome some of these market forces developing its radio controlled clock technologies and by increasing its marketing efforts. Accordingly, while the Company believed that it could distinguish itself from its competitors by selling clocks and watches under the "Kienzle" brandname and by manufacturing clocks that set themselves by radio signals broadcast from atomic clock stations. During the past few years, these radio clocks were particularly popular in Europe and Japan and constituted a significant portion of total clock sales in Europe and Japan. Despite these efforts, it may no longer be in the Company's best interests to try to compete in these markets. As a result, management of the Company is considering focusing the Company's principal efforts on its OEM and related manufacturing operations and may, as a result, decide to modify or sell some or all of its clock manufacturing operations and to try to sell its remaining clock/watch rights to the "Kienzle" trademark. See, "Current Reorganization and Revised Business Strategy," above.

The Company's camera operations consist of manufacturing low cost single-use and 35mm cameras and selling the Company's own line of niche underwater camera products. Sales by the Company of its single-use cameras and of its low-end reusable 35 mm cameras have drastically decreased, and price competition in these markets has increased. In order to counter the changes in this industry, the Company developed niche-market products, such as its line of underwater camera products. The Company, however, believes that the market for film-based cameras, such as the Company's products, have been negatively impacted and will further decline as the market transitions from the traditional film camera to the digital cameras. The growing use and availability of digital photography with mobile telephones and other portable devices is expected to further contribute to the future decrease in demand for the Company's cameras, particularly the single-use disposable cameras. Accordingly, the Company has decided to discontinue its single-use camera operations during the current fiscal year. See, "Current Reorganization and Revised Business Strategy," above.

The Company's Strategy

Management believes that the Company's future growth and profitability depend on its ability to compete as a third party manufacturer, as well as its ability to exploit other manufacturing opportunities that are complimentary to its strengths.

Capitalize on its manufacturing cost structure and logistical advantages: By locating the Company's principal manufacturing facility in Long Hua, Shenzhen, China, less than 30 miles from Hong Kong, the Company is able to take advantage of the low overhead costs and inexpensive labor available in China. The close proximity of the factory complex to Hong Kong facilitates transportation of the Company's products out of China to customers in Hong Kong and beyond through the port of Hong Kong. Management believes that there has been an increase in the number of Japanese and German OEMs establishing factories or using contract manufacturers in southern China and this provides the Company with a large customer base within close proximity to the Company's operations in China. In order to further reduce its manufacturing cost structure, the Company has been considering relocating its manufacturing facilities from Long Hua, Shenzhen to other locations in southern China, such as the new facility in He Yuan,

China, that the Company will begin leasing in July 2005. If the Company determines that it can operate at a lower cost facility that is further from Hong Kong, such as the one in He Yuan, then it may, in the future, relocate its entire operations to that facility.

Capitalize on, and leverage its manufacturing strength: Unlike many of its metal part manufacturing competitors, primarily those in Shenzhen, China, the Company has a vertically integrated manufacturing facility that can design, manufacture and assemble more complex components and subassemblies. In addition, unlike some of its competitors in Shenzhen that are limited to either metal stamping or to electronics and plastics manufacturing, the Company also has the ability to combine metal stamping and electronics and plastics manufacturing. Accordingly, the Company's strategy is to focus on manufacturing more complex products that utilize the Company's various manufacturing strengths. As the Company expands its manufacturing capabilities into new and varied products, the Company has commenced promoting the use of its assembly facilities to manufacture more of the end-product than just some parts or components by emphasizing the efficiencies of assembling the products by one manufacturer. Management believes that the Company's close relationships with its customers can increase the number of parts and services the Company provides to its customers. In addition, as more German and other European companies seek to establish a manufacturing base in China, the Company will provide manufacturing solutions for these European companies.

Change its product line in response to market conditions: The Company' strategy is to respond to changes in market conditions by changing its product offerings. Recent examples of its ability to respond to market and other conditions include the development of a new line of underwater camera products and the development of a clock that sets itself based on radio signal broadcasts. The Company has also been exploring manufacturing other products, such as LCD monitors and LCD televisions, which business may require the Company to enter into a business relationship or partnership with a manufacturer of LCD monitors and related components. However, it is unclear if the Company will commit to large scale manufacturing of LCD monitor products or that it will be able to develop viable business connections to further the LCD monitor and LCD television business and/or to compete in this market.

Expansion by acquisition, merger and other means: The Company believes it has the opportunity to expand its business through acquisitions and through the establishment of additional manufacturing facilities. The Company has previously been successful at purchasing supplier companies and transferring the manufacturing operations to its facility in China to take advantage of the low labor and operating costs associated with manufacturing in China. Management may seek similar opportunities in Europe, Japan and the United States. No assurances can be given that the Company will identify acquisition prospects or that such prospects, if identified, will result in an acquisition.

In addition to expanding its manufacturing capabilities through acquisition, merger, etc., the Company may also establish additional manufacturing facilities in other countries that offer benefits similar to those available in China. The Company believes that there are other countries that offer low labor and operating costs and locations close to the

Company's customers. However, no such other locations have been identified, and no assurance can be given that the Company will be able to duplicate its China business in other countries.

Maintain production quality: Management believes that maintaining close relations with the Company's customers is important to the success of the Company's business. Understanding each customer's needs and efficiently and quickly addressing its needs is vital to maintaining a competitive advantage. Certain Japanese and German companies have built the goodwill associated with their products and tradenames on a high level of perceived quality. By employing the type of high quality management standards, production standards and quality control standards historically utilized by many leading Japanese and German companies, the Company has been able to satisfy the stringent requirements of its customers which ordinarily cannot be written into a specification or contract. Management believes that the Company's commitment to high level service, attention to detail and quality has the effect of providing customers with a sense of confidence and security that their product requirement will be met and their products will be delivered on time and a competitive price.

The Company conducts most of its manufacturing operations in accordance with typical Japanese manufacturing standards, paying particular attention to cleanliness, incoming material control, in process quality control, finished goods quality control and final quality audit. The Company's metal factory complex has received ISO 9001 quality management system certification and an ISO 14001 environmental management systems certification. The Company's quality system helps to minimize defects and customer returns and create a higher confidence level among customers. Management believes that these factors increase demand for the Company's services and products.

Metal Manufacturing

The Company's metal manufacturing business consists of various stages: (i) tooling design and production; (ii) manufacturing parts using metal stamping and plastic infection molding; (iii) mechanical and/or electric/electronic assemblies, and (iv) finishing, packaging and shipping.

Tooling design and production: The metal manufacturing process generally begins when a customer has completed the design of a new product and contacts the Company to supply certain metal components to be used in the product. Generally, the Company must design and fabricate the tooling necessary to manufacture these components in its tooling workshop. In some instances, however, the customer already possesses the tooling necessary to manufacture the metal component and simply delivers the tools to the Company. Customer will sometimes also pay the Company to purchase and install the equipment necessary to manufacture the customer's products. The Company uses computer-aided design and manufacturing equipment to produce a long lasting, high quality metal stamping tool designed to produce a high quality product in efficient manner. As many of the metal parts manufactured by the Company make use of progressive, multi-stage stamping techniques, tools and machines must be precisely fine tuned and aligned to achieve the required quality standard and maximum efficiency.

The tool making process form metal parts generally takes between 14 to 45 working days depending on the size and complexity of the tool. Customers typically bear the cost of producing the tools and, as is customary in the industry, the customers hold title to the tooling. However, the Company maintains and stores the tools at its factory for use in production and the Company usually does not make tooling for customers unless they permit the Company to store the tools on site and manufacture the related parts.

The Company also makes some basic plastic injection molds. Other, more complicated molds are made for the Company by qualified suppliers.

Metal Stamping; Plastic Injection Molding: Following the completion of the tooling, the materials required for the specific product is selected and purchased. See "Raw Material, Components Parts and Suppliers." Often the customer specifies the materials to be used as well as the supplier. The completed tooling is fitted to the press which is selected for its size and pressing force.

Using separate shifts, part stamping can be conducted 24 hours a day, seven days per week other than during normal down time periods required for maintenance and changing of tools and during the traditional Chinese New Year holidays. Due to the strict quality requirements of customers, each machine is subject to stringent in-process quality controls; the Company's quality control personnel inspect the products produced each hour and update in-process logs at each pressing machine in which they record the quantity produced, defect rate and product dimensions and specifications. When defects are found during production, the Company's maintenance personnel inspect the tooling and the machine to determine which is responsible. If the tooling is the cause of the defect, it will be immediately removed from the machine and serviced or repaired by a team of technicians from the Company's tooling maintenance department. If the machine is the source of the defect, the machine is serviced immediately by the Company's technicians and engineers. In a continuous effort to assure quality, all stages of the production process are closely monitored so that all equipment and tools can be well maintained. The Company's wholly owned subsidiary Nissin Precision Metal Manufacturing Limited, has been registered for ISO 9001 quality management system certification and for ISO 14001 environmental management systems certification.

Electronic Assembly: The Company's electronic assembly manufacturing consists of chip on board assembly, IC-bonding and SMT technology.

Finishing, Packaging and Shipping: After pressing, the metal parts are degreased, inspected for defects and checked with custom-built test gauges. Some components are then sprayed in the Company's dedicated spray-paint facilities. After being painted, the parts are baked at high temperatures in drying ovens before final inspection and packaging. Some parts are also screen printed by the Company. In addition, for certain metal products, the Company assembles metal components and these parts are delivered to the assembly department for spot welding, threading, riveting other sub-assembly processed. Each of the parts, assemblies and products is then inspected, packaged to the customer's specific requirement and delivered to the final quality audit department for final quality inspection which is conducted on a random sample basis. All parts, assemblies and products are shipped by truck directly from the factory to the customer's factory in China or elsewhere through the port of Shenzhen.

The Company's metal and related OEM manufacturing operations accounted for 57.4%, 58.3% and 64.3% of the Company's total sales during the years ended March 31, 2003, 2004 and 2005, respectively.

Clock and Watch Manufacturing

The Company has been manufacturing clocks and clock components since June 1995. Prior to April 1997, the Company manufactured clocks for Kienzle Uhren GmbH, a clock manufacturer that traces its origin back to 1822 in Germany. In April 1997, the Company acquired the "Kienzle" trademark and substantially all of the assets of the clock manufacturer. The equipment and parts that the Company acquired were located in Germany but were moved to, and reassembled in the Company's facilities in China. Since acquiring the Kienzle assets, the Company has also increased its plastic-injection capacity, and its dial printing and established a new auto lathe operation for round metal parts to handle the Company's additional manufacturing needs.

The Company's clock business is divided into the manufacture and sale of clock movements and finished alarm and wall clocks. During the past fiscal year, the Company manufactured clocks for Braun and other OEMs. Approximately 55% of its watch and clock manufacturing (measured in terms of dollars of sales) were watches/clocks that Company sold under its Kienzle trademark, and 45% of the watch/clock manufacturing was for its OEM clients.

The "Kienzle" name is a registered trademark in approximately 50 countries world-wide including major markets of the United States, U.K., Germany and Japan. The Company believes that the "Kienzle" brand is regarded as a quality manufacturer of clocks and watches. The Company also believes that the reputation of the Kienzle name can be carried over to other high quality products, particularly in Germany.

Since fiscal 2003, the Company has also been manufacturing wrist watches, most of which are sold under the Kienzle brandname. Revenues from watch manufacturing increased from $260,000 in fiscal 2004 to $310,000 in fiscal 2005. The Company has supplemented its distribution of Kienzle wrist watches that it manufactures with wrist watches manufactured by other manufacturers, which watches are branded and sold under the Kienzle name. During fiscal 2005 sales of third party manufactured watches sold under the Kienzle name represented $1,675,000 in sales.

In addition to the clocks traditionally manufactured and sold under Kienzle name, the Company is attempting to increase the line of clock products it offers. For example, the Company recently introduced a line of clocks that are synchronized with radio signals broadcast from atomic clock transmitters. These radio synchronized clocks automatically set themselves with split second accuracy and adjust for daylight saving time and leap year. The radio synchronized clocks are very popular in Europe (where there are two atomic clock broadcast stations) and are growing in popularity in Japan, although they are not popular in the U.S. The Company has recently developed three radio-controlled clocks for Braun GmbH. The Company was issued a patent relating to radio controlled clocks in 2005 by the European Patent Office and has filed several patent applications for aspects of its own radio controllable clocks in Europe, Hong Kong, Germany and the U.S.

The Company has used the electrical and electronic skills and technologies that it acquired from its clock operations to enhance its OEM metal manufacturing capabilities.

Camera Assembly

The camera products that the Company manufactures consist of (i) reusable 35mm film-based cameras, (ii) lens-fitted film packages, commonly referred to as single-use cameras, and (iii) niche camera products, such as the Company's underwater camera and other accessories for underwater cameras. Camera sales during the three years ended March 31,2005, 2004 and 2003 accounted for 13.9%, 23.6% and 24.1% of net sales, respectively. The Company's cameras are sold worldwide through various distributors.

In order to develop potential new markets for re-usable cameras, the Company developed a new reusable lens-fitted film package, a camera that has a different design and functional mechanism from that utilized in the single-use lens-fitted film package cameras currently on the market. The Company's reusable lens fitted film package can, however, also compete and be sold in the same market as the single-use lens-fitted film package. To date, since the Company has not been able to sell the camera in the U.S. as a result of the legal proceedings brought in the U.S. by Fuji Photo Co., and, more recently, because of the decline in sales in the film camera market, revenues from this camera have not been material, and the Company no longer is pursuing the market expansion of this product.

In order to expand its camera product offerings, the Company has also developed a low cost, fully automatic, compact 35mm camera with flash lighting and waterproof housing, which allows the camera to take photographs underwater in depths of up to 60 feet. The Company also manufactures and markets (i) an underwater single-use camera, (ii) underwater products for digital camera use, and (iii) a variety of underwater camera accessories such as waterproof video/flash lights.

The Company fabricates many of the components used in its camera internally. Other key components such as the lens, printed circuit board, integrated circuits, carrying cases and packaging are purchased from outside vendors in Hong Kong, China, Taiwan and Japan.

Raw Material, Component Parts and Suppliers

Metal Parts. The primary raw materials used by the Company to manufacture its metal stamped parts are various types of steel including pre-painted steel sheet, electrolytic zinc plated steel sheet, PVC laminated steel sheet and cold roll steel sheet. The Company selects suppliers based on the price they charge and the quality and availability of their materials. Often, the customer requires the Company to use specific suppliers. Most of the Company's suppliers of steel operate through Hong Kong or China-based companies which deliver the materials directly to the site of the Company's operations in China.

During the past fiscal year, the price of metal and plastics raw materials has increased significantly, and there have been shortages for some materials. The Company estimates that the cost or some metal and plastic products increased during the past year by between 20% and 50% on some materials. The increase in raw materials prices has also increased the price of packaging. The increases in these prices has reduced the Company's gross margins on some of its OEM manufacturing products. The Company has also required some of its customers who have low gross margin products to accept a price increase due to the material price increases, which has resulted in some reduction of new purchase orders.

Finished Products. Camera and clock manufacturing primarily involves the production of plastic injected and metal stamped components as well as integrated circuits, lenses, crystals, magnets and paper packaging products. While these materials are subject to price fluctuations, the Company has not been materially adversely affected by price increases or shortages of supply. The recycling of single-use cameras requires empty camera shells purchased mainly from Japanese and German agents for recycling in the factory complex in China. The supply of quality shells can be limited at times based on overall market use of single-use cameras; however, the supply of shells is typically only restricted by the purchase price for such shells.

Transportation

The Company transports components and finished products to customers in China and to and from Hong Kong and China by truck. Generally, the Company sells its products "free-on-forwarder" ("F.O.F.") Hong Kong or "free-on-board" (F.O.B.) Hong Kong. To date the Company has not been materially affected by any transportation problems as it uses subcontract trucking services which have been readily available in the past. Similarly, recent improvements in the roads and highways in China have facilitated intra-China transportation. The Hong Kong and China customs departments have opened additional border crossings, extended their operating hours, and have been working continually to improve the flow of cross-border goods. In considering establishing new manufacturing facilities for the Company, the Company expects to move away from Shenzhen and Hong Kong. However, any new facility that the Company considers will have good transportation connections to Hong Kong and other key delivery sites, although transportation costs may increase due to the additional distance to the delivery sites.

Customers and Marketing

The Company's sales are generated from sales in Hong Kong/China, Europe, the United States, and other Asian countries. Net sales to customers by geographic area are determined by reference to the shipping destinations specified by the Company's customers (except for sales to China). For example, if the products are delivered to the customer in China, the sales are recorded as generated in Hong Kong; if the customer directs the Company to ship its products to Europe, the sales are recorded as sold in Europe. Payments are paid in Hong Kong dollars, United States dollars and European euros. Net sales as a percentage of net sales to customers by geographic area consisted of the following for the years ended March 31, 2003, 2004 and 2005:

	Year Ended March 31		
	2003	2004	2005
GEOGRAPHIC AREAS:			
Hong Kong & China	63.7%	66.1%	62.4%
Europe	25.7%	23.7%	30.8%
Other Asian countries	1.3%	2.4%	1.4%
United States	7.5%	2.4%	4.0%
Others	1.8%	5.4%	1.4%

The Company's customers for its metal stamping products are OEMs and contract manufacturers. While the Company sells its products in Hong Kong (which includes sales made to China which are recorded as sales in Hong Kong because the purchase orders are issued by the Hong Kong offices of the China factories), Europe (primarily Germany), the United States, and other Asian countries (predominantly Japan and Malaysia), the Company's products are sold primarily to Japanese and German owned companies with OEM or contract manufacturers in China.

Until recently, the Company has marketed its metal stamping products and services to existing customers primarily through direct contact with the Company's management and senior purchasing officers of the customers. Historically, metal pressing sales were primarily conducted by the managing director of the metal stamping company, Nissin, Mr. Satoru Saito, a Japanese national, and Mr. Roland Kohl, a German national, who serves as the Chief Executive Officer, using existing contacts, word-of-mouth referrals and references from associated or related companies of the customers. During the past few years, the Company has gradually increased the number of German and Japanese sales person to complement the activities of Mr. Kohl and Saito. Due to the international nature of senior management, the Company believes that is has been able to set itself apart from its competitions and bridge the cultural, language and quality gaps that most Japanese and German companies fear when dealing in China. In connection with the recent realignment of its operations, shift in manufacturing strategy, and its increased focus on increasing overall sales of higher quality components for global customers, the Company has initiated a more direct and active marketing strategy, including advertising in trade publications, attending trade shows/exhibitions and using the internet and its websites as marketing tools.

The Company's customers for its non-Kienzle branded clocks include internationally recognized clock manufacturers such as Braun and Casio. The ultimate customers of the Kienzle branded clocks consist of importers, wholesalers and large retailers, primarily in Europe where the Kienzle brand name has strong brand recognition. The Company also markets it watches and clocks through its marketing office located in Germany. Previously, the Company also marketed its clocks and watches in Europe through Kienzle AG, a third party distributor under a licensing and supply agreement that the Company that was cancelled in January 2004.

Camera sales are conducted primarily through existing importers and distributors who market the cameras under their own brands.

Major Customers

For the fiscal year ended March 31, 2005, two customers each accounted for more than 10% of the Company's gross revenues (or 35.8% collectively of the Company's net sales). No other customers individually accounted for more than 10% of the Company's gross revenues during this recent past fiscal year. During the past few years, the Company has relied to a large extent on a few larger customers and on many smaller customers. If the Company loses any of its major customers who account for a material portion of total net sales, or if any of these customer's order decrease substantially, the Company's results of operations and financial position would be materially and adversely affected if the Company is unable to replace any of its major customers.

Customers place metal manufacturing orders with the Company in the form of purchase orders which are usually supported by a delivery schedule covering one to two months of orders. Customers usually do not provide long term contracts for their purchases and are able to cancel or amend their orders at any time without penalty. In addition, certain customers enter into agreements with the Company in which the parties agree upon their purchase and sale procedures, but such agreements do not contain any specific purchase orders or purchase requirements. However, customers often provide the Company with non-binding forecasts of their anticipated needs for the next year. Orders from such customers are thereafter received from time to time by customers based on the customers' needs, not on contractually fixed amounts or time periods. Accordingly, backlog has not been meaningful to the Company's business. Sales of metal manufactured products are primarily on credit terms of up to 45 to 90 days with payment in Hong Kong dollars while the sale of cameras and clocks is through letters of credit, wire transfer advance payment and, for older established accounts, some open accounts payable within 30 to 90 days of shipment in United States dollars. Management constantly communicates with its credit sale customers and closely monitors the status of payment in an effort to keep its default rate low. However, as a result of the concentration of sales among a few of the Company's larger customers, the Company is required to bear significant credit risk with respect to these customers. Typically, metal part orders are spread over a three-month period and the Company is able to withhold delivery or slow down shipments in the event of any delinquency in payment for past shipments. Parts are generally shipped 30-40 days after an order has been placed unless the Company is required to manufacture new tools which requires approximately 14-45 days to complete prior to commencing manufacturing. While the Company has not experienced material difficulty in securing payment from its major customers, there can be no assurance that the Company's favorable collection experience will continue. The Company could be adversely affected if a major customer was unable to pay for the Company's products or services.

Patents, Licenses and Trademarks

In November 1998, the Company acquired the worldwide rights (other than in Italy) to the "Kienzle" trade name and trademark for use with clocks, watches and certain other timekeeping instruments. Thereafter, the Company also acquired the rights to the "Kienzle" trademark for use in numerous other product categories, other than with respect to products used in the automobile industry. In June 2005, the Company sold the rights to use the "Kienzle" trade mark for all uses that it held other than for clocks and watches. The Company currently also intends to sell or license its remaining rights in the "Kienzle" trade mark. The trade name and trademark is registered in approximately 50 countries, including Germany, the United States, the UK and Japan.

The Company has two patents, and has applied for one other patent relating to its clock business. The Company's two patents are: (i) a U.S. patent that covers technology concerning the company's "global clock," a LCD timepiece that provides simultaneous analog and digital display of 24 time zones, which are divided into work, leisure and sleep categories, along with a calendar week scheduler; and (ii) a European patent that covers technology related to radio controlled clocks. The global clock is designed for use by international travelers. The pending patent application also relates to the Company's Radio Controllable Clock.

In connection with developing new camera technologies, the Company was issued a patent in the United States, U.S. Patent Number 6,522,835 B2, that covers the Company's "photographic film package" with a detachable cartridge. The package is integral to the Company's pre-loaded camera, and the patent applies specifically to alternative photographic cameras that can compete in the market place with single-use cameras. Applications relating to this U.S. patent application are still pending in Europe, Japan, China and Hong Kong. The Company has applied for patents in the United States for its camera cassette assembly apparatus and method.

As a manufacturer of parts, components and finished products for OEMs and contract manufacturers, the Company has no patents, licenses, franchises, concessions or royalty agreements which it considers material to its OEM manufacturing business.

Competition

The Company competes against numerous manufacturers in all of its product and business lines. The Company competes with both smaller local companies and large international companies. For example, management believes that firms which are smaller than the Company make up the largest segment of the metal manufacturing industry although it is not aware of any empirical data defining the metal manufacturing industry in China. These metal stamping companies compete with the Company for standard metal stamping work. As a vertically integrated, multi-disciplinary manufacturer of complex components and products, the Company also competes against numerous global OEM manufacturers, whether those other manufacturers are located in Shenzhen, China or elsewhere. Most of the international competitors of the Company have substantially greater manufacturing, financial and marketing resources than the Company. The Company believes that the significant competitive factors are quality, price, service, and the ability to deliver products on a reliable basis. The Company believes that it is able to compete in its segment of the OEM manufacturing market by providing good quality products at a competitive prices with reliable delivery and service.

The camera and clock manufacturing industry traditionally has been highly competitive and fragmented. However, the Company believes that the market for quartz clocks is strongly declining due to the influx of alternative timekeeping products, including products such as mobile phones, PDAs, and even MP3 players. The Company also competes against a number of Chinese clock manufacturers, some of whom it believes are supported by the state or are state-owned or controlled companies and are able to sell their products at prices that are below the Company's price of raw materials, thereby making it financially impractical for the Company to compete in this clock market. The Company believes that most major brands of clocks and watches have significantly greater marketing and distribution capabilities and financial resources than the Company. In the single-use camera market, customers generally are attracted to manufacturers based on the price of the product and timely delivery. As a result of the decreasing market for single-use cameras and the available amount of such cameras, margins for single-use cameras are extremely thin. The Company does not believe that it is the best use of its resources to compete against the other single-use camera manufacturers based primarily on price.

Since the Company cannot distinguish its products in the single-use camera manufacturing market, the Company has decided to modify, sell or otherwise end its camera operations and to reallocate its resources to higher margin products.

Certain of the new product markets that the Company is considering entering into also are extremely competitive and are dominated by well-capitalized, international companies. For example, the Company is considering manufacturing LCD monitor and flat panel televisions. There are numerous large, multi-national companies that currently compete in these markets.

Other Activities

The markets in which the Company operates are continuously changing, and the Company regularly seeks both (i) new or alternate products that it can manufacture and sell, and (ii) new methods of operating that may enhance its business. Certain of changes in the Company's products and operations evolve from its existing business. For example, the Company's quartz clock manufacturing has evolved into the manufacture of radio-controlled clocks and other electronics products. In addition, the manufacture of single-use cameras and low-end 35mm cameras has spawned the Company's underwater camera product line. Certain other actions deviate significantly from the Company's existing manner of operations and are, as a result, subject to greater uncertainties. The following are some of the other actions that the Company has taken, and is taking:

A. The Company owns the worldwide rights (other than in Italy) to the name "Kienzle" for clocks, watches and certain other timekeeping instruments. The Company believes that the Kienzle name is associated with quality and prestige in Europe, particularly in Germany. Although the Kienzle name is traditionally associated with watches and clocks, the Company believes that the reputation of the name can also be used to market other high quality products, such as electronic and household products. Rather than attempt to commercially exploit the value of the Kienzle name, the Company recently decided to sell or license the rights to the Kienzle name to others. *In June 2005, the Company sold the rights to use the Kienzle name for all products other than clocks and watches.* The Company is also currently considering selling/licensing the clock/watch rights to the "Kienzle" trademark.

B. The Company is exploring the possible manufacture and distribution of liquid crystal display (LCD) products, such as flat panel televisions and computer monitors for use in niche markets. The Company recognizes that it is unable to compete against the dominant multi-national manufacturers of LCD general purpose LCD televisions and monitors and, therefore, is attempting to develop LCD based products for niche markets in which products are less price sensitive. The Company currently has the ability to manufacture the chassis, the television/monitor stand, and the complete electronic circuits of LCD televisions/monitors and to assemble complete LCD televisions/monitors. The Company is considering developing niche products such as wireless LCD monitors and LCD Monitors with built-in memory card readers for commercial application, as well as dust and water proof LCD TV/Monitor for outdoor usage. To date, sales of these LCD products by the Company have been limited to sales made for test marketing purposes and have been insignificant.

C. In August 2003, the Company acquired a 50% interest in Kayser Photo (Overseas) Corp., a new corporation established in Panama to distribute film, cameras, batteries and single-use cameras in Central and South America. Under its agreement with Kayser Photo (Overseas) Corp., the Company will sell certain products to that company and will receive one-half of the company's profits. The products marketed by Kayser Photo (Overseas) Corp. are sold under the "Kayser" brandname. Sales to date from this new venture have been insignificant, and no assurance can be given that the Company will determine that these operations will be further developed or will eventually become a viable business.

Organizational Structure

Highway Holdings Limited is a holding company that operates through its subsidiaries. As of March 31, 2005, Highway Holdings Limited owned eleven subsidiaries, ten of which were wholly-owned by Highway Holdings Limited. However, the Company currently conducts is business primarily through eight of these subsidiaries, six of which are incorporated in Hong Kong, one that is incorporated in Germany, and one that is organized in Bulgaria. For details regarding the names of these subsidiaries, the principal activities of subsidiaries, the country of their incorporation, and the dates of their organization, see Note 1 to the Consolidated Financial Statements appearing in Item 18 of this Annual Report.

The Company also is a 50% equity owner of a Panamanian company that it and an unrelated third party established in August 2003 to engage in film, battery and camera trading activities, a 50% equity owner in a dormant U.S. entity established to market Kienzle branded clocks in the U.S.A.

The Company acquired a 20% equity stake in Kienzle AG in 2003 for 100,000 euros (approximately $131,000 at current exchange rates). The Company has sold to Kienzle AG all of its rights to the "Kienzle" trademark in all markets other than clocks and watches. In connection with the foregoing sale of the Kienzle rights, Kienzle AG has also agreed to repurchase the Company's investment in Kienzle AG for 100,000 euros, in which event the Company's investment in Kienzle AG will terminate.

Property, Plants and Equipment

British Virgin Islands

The Registered Office of the Company is located at Craigmuir Chambers, Road Town, Tortola British Virgin Islands. Only corporate administrative matters are conducted at these offices, through the Company's registered agent, HWR Service Ltd. The Company does not own or lease any property in the British Virgin Islands.

Hong Kong

The Company leases Suite 810, Level 8, Landmark North, 39 Lung Sum Avenue, Sheung Shui, New Territories, Hong Kong as its executive offices. These premises are leased under a lease that expires in July 2006. The Company believes that suitable alternative facilities are available if the Company cannot extend the lease on satisfactory terms.

The Company also rents an approximately 5,000 sq. ft. warehouse in Hong Kong at a rental cost of $1,500 per month under an agreement that expires in January 2006.

China

The Company currently leases a total of approximately 450,000 square feet of space at the site of its factory complex located at Long Hua, Shenzhen, China from the Shenzhen Land & Sun Industrial & Trade Co., Ltd. pursuant to five related leases. The leased space consists of 378,000 square feet of manufacturing space, with the balance representing dormitories for the Company's employees. This space is used predominately for the Company's metal manufacturing, OEM product assembly, camera and clock manufacturing, spray painting, screen printing, plastic injection, tooling workshop and warehouse operations. There are also offices for management and administration on the premises. The term of the leases expires on February 28, 2009. The Company estimates that, depending on the Company's operations, the utilization rate of these facilities during the fiscal year ended March 31, 2005 fluctuated between an estimated 50% and 80% of its maximum capacity. Accordingly, the Company has sufficient manufacturing space for its current needs, and its current facilities will continue to satisfy the Company's space needs in the near future.

The Company also obtains materials and assets under its two BFDC Agreements which expire in 2016. The BFDC is the local government of Long Hua, the town in which the factory complex is located. Pursuant to the BFDC Agreements, the BFDC is the party responsible for providing manufacturing facilities and supplying workers to the Company. The Company is responsible for paying a management fee, and certain other charges to the BFDC.

As is common in southern China, the factory complex has dormitory facilities to accommodate factory workers. The Company has leased approximately 72,000 square feet of space at Long Hua, Shenzhen, China which is used as dormitories for approximately 1,000 factory workers.

The Company has also entered into two three-year leases (from July 1, 2005 through June 1, 2008) for (i) an approximately 2,500 square meter manufacturing facility and (ii) an approximately 1,000 square meters of dormitory living quarters in He Yuan City, China. The Company has the right to terminate the leases before the end of the three year terms under certain conditions, including if it purchases and builds its own buildings in the He Yuan district. The new facilities in He Yuan are approximately 125 kilometers from the Company's current principal facilities in Long Hua, Shenzhen, approximately 130 kilometers from the nearest ocean port, and are located near a major railroad station and highway. Under the lease, the Company will pay $3,300 per month as rent. The facilities will initially be used to house a part of the Company's plastics manufacturing facilities. If the Company's operations are successful at He Yuan, the Company may consider relocating all of its operations to He Yuan in the future.

Germany

The Company leases a 152 square meter marketing office and a 1,080 square meter warehouse in Germany, related to sales of Kienzle branded products in Germany. The lease for this facility expires in October 2005.

Item 5. Operating and Financial Review and Prospects

Overview

The Company's net sales are derived primarily from (i) the manufacture and sale of metal components, assemblies and products for its multi-national clients, (ii) clocks and watches, and (iii) cameras. During the past fiscal year, all of the Company manufacturing operations were conducted at its principal facilities in Shenzhen, China. The Company also maintained a marketing branch in Germany. Until December 2003, the Company also operated a small assembly facility in Bulgaria.

The metal manufacturing operations currently account for the largest portion of the Company's net sales and, during the fiscal year ended March 31, 2005, was the only segment of the Company's operations that generated operating income. The gross profit margin on metal stamping is generally higher than that of camera and clock manufacturing, but it is typically more affected by fluctuations in raw material prices, particularly prices of rolled steel. During the past year, prices for metal raw materials, a major component of the Company's manufacturing costs, increased between 20% and 50%. The Company's manufacturing costs were also impacted during the past fiscal year by increases in other costs, such as the price of plastics and energy prices.

The location of the Company's executive offices in Hong Kong enables the Company to pay low rates of income tax due to Hong Kong's tax structure. The Company's income arising from its Hong Kong operations or derived from its operations within Hong Kong is subject to Hong Kong income tax. The Company has successfully claimed a tax benefit from the Hong Kong Inland Revenue Department by providing support for its position that more than half of its income is derived from its activities outside of Hong Kong, namely in China. The statutory tax rate in Hong Kong currently is 17.5%, and there are no taxes on dividends or capital gains. Since most of its income is subject to Hong Kong income tax, the Company has historically benefited from favorable overall income tax rates (the Company's income tax rate for the fiscal year ended March 31, 2004 was 9.2%). However, for the fiscal year ended March 31, 2005, the Company generated $1,067,000 income that is subject to Hong Kong taxes, but incurred a significant loss (particularly from its operations in Germany) from operations that are not subject to Hong Kong taxation. Since the losses in Germany do not offset the taxable income in Hong Kong for Hong Kong tax purposes, the effective tax rate applicable to the Company for the March 31, 2005 fiscal year was 132.3%.

Unlike companies which have wholly-owned subsidiaries located in China or operate under joint venture agreements in China, under the BFDC Agreements pursuant to which it operates in China, the Company does not pay taxes in China because it is not considered to be doing business in China under current China law. The BFDC is responsible for paying its own taxes incurred as a result of its operations under the BFDC Agreements (which taxes are indirectly passed through to the Company). Arrangements such as the BFDC Agreements under which the Company operates in China are one of the most common types of arrangements in southern China for Hong Kong manufacturers. Management believes the Company will continue to benefit from a low overall effective tax rate in the future, barring unforeseen changes in tax laws.

Net sales to customers by geographic area are generally determined by the shipping destinations specified by the customers. In China, however, net sales are always recorded as generated in Hong Kong because the purchase orders are issued by Hong Kong-based companies. For example, if a customer directs the Company to ship a product to the U.S. (or any other overseas market), the sale is recorded as a sale to the U.S. (or the specified market). However, if a product is delivered to a customer in China, the sales will be recorded as generated in Hong Kong.

Results of Operations

General

During the past three years discussed below, the Company's revenues have been derived primarily from the manufacture and sale of (i) OEM manufacture of metal parts and components and products, (ii) clocks, clock movements and watches, and (iii) cameras and camera accessories. Revenues during these periods also include revenues generated by the Company from the sale of "Kienzle" branded watches and other products that it did not manufacture.

The following table sets forth the percentages of net sales of certain income and expense items of the Company for each of the three most recent fiscal years.

	Year Ended March 31,		
	2003	2004	2005
Net Sales	100%	100%	100%
Cost of sales	80.9	79.9	81.5
Gross profit	19.1	20.1	18.5
Selling, general and administrative expenses	18.3	16.6	18.0
Impairment loss of industrial property right	0	0	0.2
Impairment loss of property, plant & equipment	0	0	1.3
Operating income/(loss)	0.8	3.5	(1.0)
Interest expense	(0.2)	(0.3)	(0.4)
Other income	2.1	1.5	1.1
Impairment of investment in an affiliate	0	(0.4)	0
Income/(loss) before income taxes	2.7	4.3	(0.3)
Income taxes	(0.3)	(0.4)	(0.3)
Income/(loss) before minority interest	2.4	3.9	(0.6)
Minority interest	0	0	0
Net income/(loss)	2.4%	3.9%	(0.6)%

Year Ended March 31, 2005 Compared to Year Ended March 31, 2004

Net sales for the year ended March 31, 2005 ("fiscal 2005") increased by $2,322,000, or 9.2%, from the year ended March 31, 2004 ("fiscal 2004"). The increase in net sales was due to a $3,006,000 increase in sales of all of the Company's metal manufacturing and OEM operations from fiscal 2005 compared to fiscal 2004. The Company's other two business segments (clocks and cameras) decreased in sales compared to the prior fiscal year. As discussed in this Annual Report, the Company believes that the markets for both its film-based camera products and for its clocks are declining and, as a result, the Company has decided to sell or discontinue its single-use camera operations and is re-evaluating its other camera and clock operations. Accordingly, the Company anticipates that sales of clocks and cameras during the current fiscal year will be substantially below the already lower sales amounts for fiscal 2005.

Sales of metal manufactured parts and components increased during fiscal 2005 by $3,006,000 to $17,792,000. Sales to the Company's European, primarily German, customers represented the largest increase in metal manufacturing in fiscal 2005. Metal and OEM manufacturing sales represented 64.3% of the Company's total sales in fiscal 2005 compared to 58.3% of the Company's total sales in fiscal 2004. The increase in metal and OEM manufacturing sales is a result of the Company's focus on manufacturing more complex components and products for larger, European customers.

Net sales of cameras decreased in fiscal 2005 by $2,154,000 due to the declining market for film-based cameras. The Company has decided that in the current fiscal year ending March 31, 2006, the Company would discontinue the manufacture and sales of single-use cameras. Net sales of cameras represented 13.9% of the Company's total net sales in fiscal 2005 compared to 23.6% in fiscal 2004.

Sales of clocks and watches for the year ended March 31, 2005 also decreased compared to fiscal 2004. The Company has also been using the clock/watch division to manufacture OEM electronic products for the Company's OEM manufacturing divisions. During fiscal 2005, sales of clocks, watches and other, and revenues generated from the OEM manufacturing operations, represented 21.9%, of the Company's net sales, compared to 18.1% of the Company's net sales for the year ended March 31, 2004. The total amount of revenues attributed to the clock/watch division for non-clock/watch OEM manufacturing during fiscal 2005 was approximately $1,730,000. In addition to the decline in net sales of clocks and watches manufactured by the Company, net sales of "Kienzle" labeled products distributed by Kienzle AG, a German distribution company, also decreased significantly and generated only approximately $20,000 of revenues in fiscal 2005 compared to $1,665,000 of revenues in fiscal 2004. The distribution agreement with Kienzle AG has been terminated, and in June 2005 the Company sold its rights to the "Kienzle" trademark to Kienzle AG, or its appointees, for products other than clocks and watches. The purchase price for the rights to use the "Kienzle" trademark for products other than clocks and watches was $1,000,000. Sales of the Company's principal clock products, quartz clocks, declined in fiscal 2005 due to low priced clocks sold by competing clock manufacturers, some of whom the Company believes are, directly or indirectly, subsidized by the Chinese government and therefore are able to sell clocks at very low prices, often below the cost of raw materials. The Company currently is considering restructuring and possibly selling its loss making German marketing business. In order to reduce its losses in its clock/watch manufacturing operations, management may also consider modifying or reducing its current clock and watch manufacturing operations.

The Company's gross profits as a percentage of its net sales decreased from 20.1% in the year ended March 31, 2004 to 18.5% in the year ended March 31, 2005. Cost of sales as a percentage of net sales increased from 79.9% to 81.5% as a result of increases in raw materials, particularly the significant increases in the cost of raw metal and plastics. During fiscal 2005, the Company continued to write off some of its inventory by writing off $409,000 of its inventories (compared to a major $640,000 write-off of inventory for the fiscal year ended March 31, 2004). The Company periodically writes down inventory for estimated obsolete or unmarketable inventory equal to the difference between the costs of inventory and estimated market value, based upon assumptions about future demand and market conditions. In fiscal 2003, the Company wrote off only $52,000 of obsolete inventory. The Company attributes the large inventory written off during fiscal 2005 to the decline in the Company's camera and clock businesses and to the decline in the market for these products. The low gross margins also are a reflection of the increasing cost of operating in Shenzhen, including the increasing cost of labor and other operating costs, such as the cost of water and electricity. As a result of the increasing costs, the Company has been exploring obtaining alternative manufacturing facilities and has entered into a lease for a smaller, additional facility in He Yuan. The Company believes that the cost of operations generally is less in He Yuan. The Company will, however, continue to conduct substantially all of its current operations at its existing facilities in Shenzhen, China, during the current fiscal year ending March 31, 2006.

Selling, general and administrative expenses for the year ended March 31, 2005 increased by $766,000, or 18.2%, over fiscal 2004. As a result, selling, general and administrative expenses represented 18.0% of total net sales, compared to 16.6% in fiscal 2004. The increase in selling, general and administrative expenses as a percentage of net sales was due in part to the increase in net sales, to $337,000 of non-cash compensation expenses, and to $414,000 impairment losses for its camera, clock and watch property, plant and equipment and industrial property rights. The foregoing write off of certain of the Company's camera and clock/watch assets during fiscal 2005 reflected the losses that the Company has sustained from these divisions in the past, and the likelihood that the Company will not generate increased revenues or profits from these assets and divisions in the future. During fiscal 2005, the Company paid certain professional fees by issuing options to purchase 50,000 shares at an exercise price of $1.00 per share. This option grant was reflected as a $177,000 compensation expense. In addition, under its employment agreement with Mr. Kohl, the Company's Chief Executive Officer, the Company was obligated to issue 29,154 shares to Mr. Kohl in fiscal year 2005. No shares were issued to Mr. Kohl in prior years. The Company is obligated to issue 29,154 shares per year to Mr. Kohl in future years under the employment agreement. Selling, general and administrative expenses also increased due to increases in marketing activities, through trade shows, advertisements, and new catalogues. The Company recognized an expense of $160,000 for the issuance of these shares. Selling, general and administrative expenses are expected to increase further in the current fiscal year ending March 31, 2006 as the Company implements additional financial controls and procedures that are required under the Sarbanes-Oxley Act of 2002.

During the fiscal year ended March 31, 2005, the Company realized a $249,000 gain due to currency exchange rate fluctuations. The Company realized a currency exchange rate gain of $278,000 in fiscal 2004. The gains were the result of the strength of the euro compared to the U.S. dollar, which increased the value of payments the Company received in euros from it sales in Europe. Since the Company does not undertake any currency hedging transactions, its financial results will continue to be affected by the fluctuations of currencies.

The Company's interest expenses increased in fiscal 2005 by $33,000 over the prior fiscal year due to an increase in the amounts borrowed under its line of credit and to an increase in the overall rate of interest paid by the Company.

The decrease in gross margins combined with the increase in selling, general and administrative expenses and the impairment loss of property, plant and equipment and industrial property rights, resulted in the Company's recognizing an operating loss of $269,000 compared to operating income of $875,000 in fiscal 2004. After taxes, the Company's fiscal 2005 net loss was $152,000 compared to net income of $982,000 in fiscal 2004.

Year Ended March 31, 2004 Compared to Year Ended March 31, 2003

Net sales for the year ended March 31, 2004 increased by $4,986,000, or 24.5%, from the year ended March 31, 2003 ("fiscal 2003"). The increase in net sales was due to an increase in sales of all of the Company's product segments compared to the prior fiscal year.

Sales of metal manufactured parts and components for the year ended March 31, 2004 experienced the largest increase both in dollar amount and as a percentage. Metal manufacturing sales increased by $3,098,000, or 26.5%, as compared to the year ended March 31, 2003, and represented 58.3% of the Company's total sales. Net sales from the metal stamping segment for the year ended March 31, 2003 represented 57.4% of the Company's net sales. The increase in sales of OEM manufactured products was primarily due to the increase in sales to Germany customers and by an increase in sales to Hong Kong/China.

Net sales of cameras increased in fiscal 2004 in each of the Company's principal geographic markets for the Company's cameras, other than sales in the U.S.A, which decreased by $1,062,000. The decrease in sales to the U.S.A. was due to the loss of the Company's principal U.S. customer. While net sales of cameras increased by $1,080,000, or 22%, in fiscal 2004, cameras constituted 23.6% of the Company's net sales, compared to 24.1% in the prior year due to the relatively larger increase in the Company's overall net sales.

Sales of clocks and watches for the year ended March 31, 2004 increased by $808,000, or 21.4% as compared to the year ended March 31, 2003, and represented 18.1%, of the Company's March 31, 2004 fiscal year sales compared to 18.5% of the Company's net sales for the year ended March 31, 2003. In January 2003, the Company entered into a license and distribution agreement with Kienzle AG, a German distribution company, to sell watches, clocks and other products manufactured by other makers in Europe under its own "Kienzle" trademark. Sales under this agreement generated approximately $521,000 of revenues in fiscal 2003 (the three months from January through March, 2003) and $1,665,000 of revenues in fiscal 2004. Since the amount of sales made in calendar 2003 by Kienzle AG under the distribution agreement did not meet the minimum established under the distribution agreement, the Company terminated the distribution agreement with Kienzle AG. Although the distribution agreement was terminated in 2004, both parties conducted business with each other in substantially the same manner as before (except with respect to clocks and watches) during the fiscal year. Sales of the Company's principal clock products, quartz clocks, continued to decline in fiscal 2004.

The Company's gross profits as a percentage of its net sales increased from 19.1% in the year ended March 31, 2003 to 20.1% in the year ended March 31, 2004. Cost of sales as a percentage of net sales decreased from 80.9% to 79.9% despite a one-time $640,000 write-off of inventory for the fiscal year ended March 31, 2004. The Company periodically writes down inventory for estimated obsolete or unmarketable inventory equal to the difference between the costs of inventory and estimated market value, based upon assumptions about future demand and market conditions. In fiscal 2003, the Company wrote off only $52,000 of obsolete inventory. The reasons for the 1% increase in gross margins in fiscal 2004 include the higher margins the Company has realized in its metal manufacturing because of the increasing emphasis on manufacturing subassemblies and components, and the on-going benefits of the Company-wide cost reduction efforts that were initiated during fiscal 2003. Although the Company's gross profits as a percentage of its net sales increased during the past year, the percentage is still below the levels the Company has previously achieved. The Company attributes the lower gross profits to the loss of its competitive advantage that it used to have due to its operations in Shenzhen, China. Since many other manufacturers have now also established facilities in Shenzhen and elsewhere in China, competition has been increasing which has resulted in higher labor and materials costs, and lower prices for manufactured products.

Selling, general and administrative expenses for the year ended March 31, 2004 increased by $496,000, or 13.3%, over fiscal 2003 but decreased as a percentage of total net sales from 18.3% to 16.6%. The decrease in selling, general and administrative expenses as a percentage of net sales was due to the 24.5% increase in net sales. The increase in selling, general and administrative expenses is due in part to a $142,000 bad debt expense that the Company recognized during fiscal 2004. Selling, general and administrative expenses for both years included expenses related to the Bulgaria that the Company closed in December 2003. Unless the Company re-opens the Bulgaria operations, the Company will not bear the costs of the Bulgaria facilities in the future.

In connection with the licensing and distribution agreement the Company entered into with Kienzle AG in January 2003, the Company also agreed to acquire a minority equity interest in Kienzle AG. The amount that the Company has invested to date is 100,000 euros ($109,000 at the exchange rates then in effect). As a result of Kienzle AG's failure to meet its minimum purchase commitment for the year ended December 31, 2003, the Company terminated the distribution agreement and wrote off its $109,000 investment in Kienzle AG.

During the fiscal year ended March 31, 2004, the Company realized a $278,000 gain due to currency exchange rate fluctuations. The Company realized a currency exchange rate gain of $344,000 in fiscal 2003. The gains were the result of the strength of the euro compared to the U.S. dollar, which increased the value of payments the Company received in euros from it sales in Europe. Since the Company does not undertake any currency hedging transactions, its financial results will continue to be impacted by the fluctuations of currencies.

The Company's interest expenses increased slightly for the fiscal year ended March 31, 2004 from the prior fiscal year, while the Company's interest income for the most recent fiscal year decreased from the prior fiscal year ended March 31, 2003. The minor changes reflect the increase in the Company's cash balances and the increase in the amounts borrowed under its line of credit.

As a result of increased sales and an improved gross profit as a percentage of net sales, the Company's net income increased from $485,000 for the March 31, 2003 fiscal year to net income of $982,000 in the most recently completed fiscal year.

Liquidity and Capital Resources

At March 31, 2005, the Company had a working capital of $9,850,000, compared to working capital of $8,774,000 at March 31, 2004.

The Company has historically generated sufficient funds from its operating activities to finance its operations and there has been little need for external financing other than capital leases which are used to finance equipment acquisitions. During the fiscal year ended March 31, 2005, the Company generated $625,000 of cash from its operating activities. Cash from operating activities was arrived at after taking into account the effect of a $550,000 increase in accounts payable, a $442,000 increase in other liabilities, a $1,402,000 increase in accounts receivable, and a $668,000 increase in inventories. Net cash from operations, however, was reduced by the cash dividend the Company paid in 2005, by the repayment of long-term debt, and by the decrease in its short-term borrowings. The Company received $450,000 during fiscal 2005 from the proceeds of stock option exercises. The foregoing amounts used in investment activities and in financing activities exceeded the amount of net cash provided in operating activities, thereby reducing the Company's net cash/cash equivalents by $210,000 as of March 31, 2005 to $3,948,000.

The Company's liquidity has been improved by the June 2005 sale of all of its rights to the "Kienzle" trademark in all markets other than clocks and watches, to Kienzle AG and its affiliates. The purchase price for the non-clock/watch rights to the "Kienzle" trademark was $1,000,000 in cash (the check has been received and deposited, but as of the date of this Annual Report, the U.S. funds have not yet been confirmed). In addition, Kienzle AG has also agreed to return the Company's 100,000 euro investment in Kienzle AG (approximately $131,000 at current exchange rates), which payment, if received, will also improve the Company's liquidity.

Because of the Company's international operations, the Company's banking facilities provide the Company with credit facilities for letters of credit and import loans. In addition, in order to fund certain of the Company's capital requirements, the Company also has borrowed funds from its banks to finance some of its machinery and equipment purchases and some of its building costs. The foregoing banking facilities are currently being provided to the Company through a credit facility with the Hong Kong and Shanghai Banking Corporation Limited (HSBC) and a credit facility with DBS Bank (Hong Kong) Limited.

The HSBC credit facility is in favor of the Company's camera and metal manufacturing subsidiaries and, as of the date of this Annual Report, provides for a maximum credit facility of $1,928,000 (subject to various sub-limits). The HSBC credit facility consists of an import loan facility that bears interest at 1.0% over the banks' best lending rate as in effect in Hong Kong from time to time, and is secured by a charge on certain time deposits the Company maintains at the bank and cross guarantees and indemnities among certain of the Company's subsidiaries.

The DBS facility is in favor of the Company's metal, clock and camera subsidiaries and provides for a maximum letter or credit/trust receipt facility of $1,928,000 and for an aggregate of $1,024,000 for capital expenditure/equipment loans. The interest rates under the DBS letter of credit facility is 1% over the best lending rate quoted by the bank from time to time for Hong Kong dollar credits, and the bank's standard bills rate for U.S. dollar credits. The DBS capital expenditure loans are repayable in monthly installments ranging from 16 months to 36 months. Interest rates under the DBS capital expenditure facility vary from 0.25% below the prime rate quoted by the bank from time to time, to 1.5% over the prime rate quoted from time to time. The DBS facility is also secured by a charge on various accounts maintained by the Company at that bank and by cross guarantees indemnities by Highway Holdings Limited and the various borrowing subsidiaries. As of March 31, 2005, the Company had borrowings of a total of $1,449,000 outstanding under its credit facilities and had a total of $2,407,000 of available credit remaining under the two credit facilities. The Company's long-term debt was $967,000 as of March 31, 2005.

As a result of its currently available working capital and its internal projections for the next year, the Company expects that its working capital requirements and capital needs for at least the next 12 months can be funded through a combination of internally generated funds and existing facilities. The Company's additional manufacturing facility that has been leased effective July 1, 2005 and will be operated during the current fiscal year is not projected to have any negative effect on the Company's liquidity as the operating savings are projected to offset the additional leasing and transportation costs.

During the current fiscal year (ending March 31, 2005), the Company anticipates that, company-wide, it will spend between $200,000 and $500,000 on capital expenditures. A portion of the capital expenditures will purchased from the Company's existing funds, some equipment purchases will be funded by borrowings under the Company's existing banking facilities, and some equipment will be acquired under capital leases.

The Company is not a party to off-balance sheet arrangements and does not engage in trading activities involving non-exchange traded contracts. In addition, the Company has no financial guarantees, debt or lease agreements or other arrangements that could trigger a requirement for an early payment or that could change the value of the Company's assets.

The following is a summary of the Company's contractual obligations as of March 31, 2005 is as follows:

	Payment due by Year Ended March 31,					
Contractual Obligations	**Total**	**2006**	**2007**	**2008**	**2009**	**2010 and thereafter**
	000's	**000's**	**000's**	**000's**	**000's**	**000's**
Facility Leases	3,232	875	878	772	706	1
Finance Leases	967	409	395	163	--	--
Purchase obligations	2,134	2,134	--	--	--	--
Short term borrowing	1,449	1,449	--	--	--	--
Total	7,782	4,867	1,273	935	706	1

Impact of Inflation

The Company believes that inflation has not had a material effect on its business.

Seasonality

The first calendar quarter (the last quarter of the Company's March 31 fiscal year) is typically the Company's lowest sales period because, as is customary in China, the Company's manufacturing facilities in China are usually closed for one to two weeks for the Chinese New Year holidays. The Company does not experience any other significant seasonal fluctuations. The Company does not consider any issues with respect to seasonality to be material.

Exchange Rates

The Company transacts its business with its vendors and customers primarily in U.S. dollars, Hong Kong dollars and euros. In addition, all of the payments the Company is required to make under the BFDC Agreements for its manufacturing facilities, its factory workers, as management fees and other operating charges are based on the Hong Kong dollar. The exchange rate between the U.S. dollar and the Hong Kong dollar has been fixed since 1983 at approximately HK $7.78 to US $1.00. Accordingly, the Company has not been subject to material currency fluctuations with respect to these aspects of its operations. However, since the Company's clock and other sales in Europe are denominated in euros, the Company is subject to the risks of exchange rate fluctuations. During the fiscal year ended March 31, 2004 and 2005, the Company experienced net currency exchange gains of $278,000 and $249,000, respectively. The recent exchange rate gains are due to the improved exchange rate between the euro and the U.S. dollar and the increasing amount of sales denominated in euros. The Company does not utilize any form of financial hedging or option instruments to limit its exposure to exchange rate or material price fluctuations and has no current intentions to engage in such activities in the future. Accordingly, material fluctuations in the exchange rates between the U.S. dollar and other currencies, the euro in particular, could have a material impact on the Company's future earnings/losses.

Critical Accounting Policies

The Company prepares its consolidated financial statements in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. On an on-going basis, the Company evaluates its estimates and judgments, including those related to bad and doubtful debts, inventories, income taxes, impairment of assets, intangible assets and litigation. The Company bases its estimates and judgments on historical experience and on various other factors that the Company believes are reasonable. Actual results may differ from these estimates under different assumptions or conditions.

The following critical accounting policies affect the more significant judgments and estimates used in the preparation of the Company's consolidated financial statements.

Revenue recognition - The Company recognizes revenue when all of the following conditions are met (i) persuasive evidence of an arrangement exists; (ii) delivery has occurred; (iii) price to the customer is fixed or determinable; and (iv) collectibility is reasonably assured. Although the Company in March 2005 entered into an agreement to sell all of its rights to the "Kienzle" trademark in all markets other than clocks and watches for a purchase price of $1,000,000 (and to have its 100,000 euro investment in Kienzle AG returned), because there was substantial doubt that transaction would be consummated and that the payment would be received, the sale of the non-watch/clock rights was not recognized as a sale in the fiscal year ended March 31, 2005.

Bad and doubtful debts – The Company maintains allowances for its bad and doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. If the financial condition of its customers changed, changes to these allowances may be required, which would impact the Company's future operating results.

Inventories – Inventories, consisting of finished goods, raw materials and packaging materials, are stated at the lower of cost or market with cost determined using the first-in, first-out method. The Company makes certain obsolescence and other assumptions to adjust inventory based on historical experience and current information. The Company writes down inventory for estimated obsolete or unmarketable inventory equal to the difference between the costs of inventory and estimated market value, based upon assumptions about future demand and market conditions. These assumptions, although consistently applied, can have a significant impact on current and future operating results and financial position.

Income taxes – The Company records a valuation allowance to reduce its deferred tax assets to the amount that the Company believes is more likely than not to be realized. In the event the Company was to determine that it would be able to realize its deferred tax assets in the future in excess of its recorded amount, an adjustment to the deferred tax asset would increase income in the period such determination was made. Likewise, should the Company determine that it would not be able to realize all or part of its net deferred tax asset in the future, an adjustment to the deferred tax asset would be charged to income in the period such determination was made.

Impairment of assets – The Company's long-lived assets principally include property, plant and equipment and intangible assets. In assessing the impairment of these assets, the Company has made assumptions regarding the estimated future cash flows and other factors to determine the fair value of the respective assets. If these estimates or the related assumptions change in the future, the Company may be required to record impairment charges for these assets. For the year ended March 31, 2005, the Company wrote off (i) its $5,000 investment in Kayser Photo Overseas Corp., and (ii) $347,000 in molds.

Industrial property rights – Industrial property rights represent the patents, technology and the rights relating to the name "Kienzle" and are stated at cost. Amortization is provided on a straight-line basis over a period of 10 years which is the estimated useful lives of these assets. In the year ended March 31, 2005, the Company reassessed the assets value of these assets and recognized an impairment loss of $67,000.

Item 6. Directors, Senior Management and Employees

Directors and Executive Officers

The Directors and executive officers of the Company as of June 27, 2005 are listed below. The Directors hold office until the next annual meeting of shareholders, which currently is scheduled to be held on July 28, 2005.

Name	Age	Positions
Roland W. Kohl	56	Chief Executive Officer, Director, Chairman of the Board
Satoru Saito	56	Sales Director, Metal Stamping Operations, Director
Fong Po Shan	39	Chief Financial Officer, Secretary
May Tsang Shu Mui	45	Administration Manager, Director
Quan Vinh Can (Joseph)	56	Factory Manager, Metal Stamping Operations
Tiko Aharonov	58	Director
Benson Lee (1) (2)	63	Director
Mark Majzner (1)	39	Director
Dirk Hermann (1)	41	Director

(1) Member of Audit Committee.
(2) Member of Compensation Committee

Roland W. Kohl. Mr. Kohl was the founder of the Company and has been its Chief Executive Officer since its inception in 1990. He has been a Director of the Company since March 1, 1995. He has overall responsibility for the day-to-day operations of the Company and its subsidiaries. Prior to forming the Company, Mr. Kohl was the Managing Director of Dialbright Company Limited, a camera manufacturer located in China. Mr. Kohl received a degree in mechanical engineering and has over twenty year's experience in managing factories and manufacturing operations in China. Mr. Kohl is a German national and resides in Hong Kong.

Satoru Saito. Mr. Saito has been employed by the Company since its inception and has been a Director since September 14, 1996. Mr. Saito's responsibilities include supervision of sales and marketing in the metal manufacturing division. Mr. Saito has extensive experience in working with Japanese companies in Japan and China. Mr. Saito is a Japanese national and resides in Hong Kong.

Fong Po Shan. Ms. Fong was employed as a Chief Financial Officer and Secretary of the Company in January 1998. Ms. Fong's responsibilities include planning financial development and setting up the internal systems. From 1995-1997, Ms. Fong worked at Philips Hong Kong Limited and KONE Elevator (HK) Limited as a Management Accountant and Financial Control and Supply Manager, respectively. From 1991-1994 Ms. Fong was employed as an Accounting Manager of the Company. She is a member of CPA Australia and Hong Kong Institute of Certified Public Accountants. She graduated from Simon Fraser University with a

Bachelor Degree in Business Administration in Canada in 1990 and received a Masters in Accounting from the Charles Stuart University in 1994.

Tiko Aharonov. Mr. Aharonov has been a Director of the Company since its inception in 1990 and was a General Manager of the Company's camera operations from 1998 to 2004. Until the closing of the Company's Bulgarian facility in 2004, Mr. Aharonov acted as the General Manager of the Bulgarian operations. Mr. Aharonov currently is a Director of several unaffiliated Israeli companies. He was a bank manager for a leading Israeli commercial and retail bank in the past five years has operated his own real estate and investment company for high net worth individuals desiring to invest in real estate in Israel.

May Tsang Shu Mui. Ms. Tsang has been the Company's Factory Manager in charge of camera manufacturing and a Director of the Company since 1990. In 2001, Ms. Tsang became the Company's Administration Manager. Ms. Tsang is a Chinese national and resides in Hong Kong.

Quan Vinh Can (Joseph). Mr. Quan has been employed as the Company's Factory Manager since 1994. He is responsible for all of the Company's manufacturing operations. Mr. Quan joined the Company's metal stamping operations in 1990 as an assistant Production Manager. He graduated from the national Taiwan University with a Bachelors Degree in Electrical Engineering in 1974.

Benson Lee. Mr. Lee was the founder of Hi-Lite Camera Company has been a director of the Company since 1991. Mr. Lee has been involved in property investment and development in Hong Kong, China and the U.S. over the past five years and has more than 30 years of manufacturing and business experience.

Mark Majzner. Mr. Majzner was appointed as a director of the Company in November 2004. Mr. Majzner has been the managing director of Antipodes Premium Wines AB, a Swedish importer of Australian wines that he founded in May 2004. From August 2002 to May 2004, Mr. Majzner served in Stockholm as the business affairs director for Naxos Group, the world's leading independent classical music CD-company based in Hong Kong. Mr. Majzner attended Stockholm University's International Executive Master of Business Administration program during 2001 until his graduation in August 2002. He also previously served as interim chief executive officer for Virionyx Corporation, a New Zealand- and Australia-based biotechnology company, and as chief executive officer of Milestone Ventures Australia Pty Ltd, an e-commerce development company, and managing director of US Capital Consultant Pty Ltd., a business consulting firm. Majzner served as chief financial officer and corporate secretary of Highway Holdings Limited from October 1994 through May 1997, and was responsible for managing the company's initial public offering in December 1996.

Dirk Hermann. Dr. Hermann was appointed to the Board of Directors in January 2003. Dr. Hermann currently serves as the regional marketing manager for the southwestern region of Germany for Allianz Versicherungs-AG. He joined Allianz, the German insurance firm, in 1994 as a marketing executive assistant based in Munich. Prior, he held a marketing position with MSU Management Consulting GmbH. He began his marketing career with Gruber, Titze and Blank GmbH, a management consulting firm based in Germany. Dr. Hermann graduated from the University of Konstanz in Germany with a bachelor's degree in business administration. He also holds a master's degree in business administration from the University of St. Gallen in Switzerland. He earned a Ph.D. degree in business administration from the University of Leipzig, in Germany.

Dr. Hermann is the brother-in-law of Roland Kohl. Other than the foregoing relationship, there is no family relationship between any of the above-named officers, directors or employees. To the Company's knowledge, no arrangement or understanding exists between any such director and executive officer and any major shareholder, customer, supplier or other party pursuant to which any director or executive officer was elected as a director or executive officer of the Company.

Board Compensation

During the past fiscal year, the Company paid each non-executive director (Messrs. Lee, Hermann, Noonan, Aharonov and Majzner) an annualized director's fee of $6,000 (Mr. Majzner joined the Board of Directors in November and received a fee of $2,917), and reimbursed them for their reasonable expenses incurred in connection with their services as directors (Terrence Noonan resigned as a director on June 25, 2005). In addition, members of any Board committee are paid an additional fee of $1,000 per year for each committee on which they serve. In the past, the Company has also granted stock options to its non-executive director, outside directors, although the Company did not grant any options to its directors during the fiscal year ended March 31, 2005.

Board Practices

Directors of the Company are elected each year at the Company's annual meeting of shareholders and serve until their successors take office, or until their death, resignation or removal. The Company generally holds its annual meeting of shareholders within 90 days after the filing of its Annual Report on Form 20-F with the Commission. Executive officers serve at the pleasure of the Board of Directors of the Company. As of the date of this Annual Report, there are no agreements with any of the Directors that would provide the Directors with any benefits upon termination of employment.

Audit Committee The members of the both the Audit Committee of the Board of Directors are Benson Lee, Mark Majzner and Dirk Hermann. (During the past fiscal year, until his resignation on June 25, 2005, Terrence A. Noonan was an independent director who served as a member of the Company's Audit Committee and Compensation Committee.) The Audit Committee reviews, acts on and reports to the Board of Directors on various auditing and accounting matters, including the selection of the Company's auditors, the scope of the annual audits, fees to be paid to the auditors, the performance of the independent auditors, any additional services to be provided by the auditors, and the Company's accounting practices. Each of these individuals is a non-employee director and is independent as defined under the Nasdaq Stock Market's listing standards, and each has significant knowledge of financial matters (two of the members have received advanced degrees in business administration). Mr. Majzner has been designated by the Board as the "audit committee financial expert" as defined under Item 401(h) (2) of Regulation S-K of the Securities Exchange Act of 1934, as amended. The

Audit Committee met once during fiscal 2005. The Audit Committee operates under a formal charter that governs its duties and conduct.

Compensation Committee During the past fiscal year, the Compensation Committee of the Board of Directors consisted of Benson Lee and Terrence A. Noonan. The Compensation Committee administers the Company's 1996 Stock Option Plan and provides recommendations for the salaries and incentive compensation of the executive officers of the Company, which compensation levels are then approved by the Board of Directors.

To date, all eight of the Company's directors (four of whom are independent directors) have participated in the selection of qualified director nominees. Accordingly, the Board of Directors has not found it necessary to have a separate Nominating Committee. However, the Board is currently considering establishing a Nominating Committee consisting of independent directors. The Board of Directors has not established any specific minimum qualifications for director candidates or any specific qualities or skills that a candidate must possess in order to be considered qualified to be nominated as a director. Qualifications for consideration as a director nominee may vary according to the particular areas of expertise being sought as a complement to the existing board composition. In making its nominations, the Board of Directors generally will consider, among other things, an individual's business experience, industry experience, financial background, breadth of knowledge about issues affecting our company, time available for meetings and consultation regarding company matters and other particular skills and experience possessed by the individual.

Employees

As of March 31, 2005, the Company a total of 1,525 persons were working on a full-time basis for the Company. Of these, all workers in China were supplied to the Company by the BFDC under the BFDC Agreements. The persons working in Germany and in Hong Kong were employees of the Company's subsidiaries. Of the foregoing workers and employees, 53 were engaged in the administration of the Company, 1,405 were engaged in manufacturing (including research and development, design, engineering, quality control, and shipping), 25 were engaged in marketing, and the balance (42 employees) were engaged in miscellaneous other supporting functions. Of the foregoing workers/employees, 1,481 were employed in China, 36 in Hong Kong, and eight in Germany. The employees in Germany are principally engaged in marketing. The Company requires most of its Hong Kong staff to regularly visit the Company's China facilities to oversee local management and provide technical assistance.

The persons working at the Company's facilities in China are employed by BFDC pursuant to the BFDC Agreements. The number of workers employed by the BFDC fluctuates largely due to the availability of workers and the time of year. The seasonality is also dependent, to a lesser extent, on orders held by the Company. The Company has experienced temporary shortages of labor and has taken action to attract additional workers from other provinces of China to its factory complex in Long Hua, Shenzhen. From time to time, labor supply has been adversely affected primarily due to transportation difficulties in bringing workers to Shenzhen due to flooding or other natural disasters as well as seasonal demands on labor such as harvesting when the mainly rural-based laborers are required to return to their village. Due to the nature of the labor force working at facilities such as the Company's in Shenzhen, the Company experiences high turnover of employees annually.

The Company's employees are not parties to any labor union or collective bargaining agreement, and the Company has, to date, not experienced any material labor stoppages. The Company believes that its relations with employees are good.

Options of Directors and Senior Management

The following table sets forth the number of Common Shares that each current Director and executive officer of the Company could purchase as of June 27, 2005, together with the exercise price of such options and the expiration date of the options.

Name of Beneficial Owner Or Identity of Group	Number of Common Shares	Expiration Date	Exercise Price
Roland W. Kohl	100,000	June 2, 2008	$1.55
Tiko Aharonov	3,000	June 2, 2008	$1.47
	6,000	October 27, 2008	$3.17
May Tsang Shu Mui	3,000	June 2, 2008	$1.47
	6,000	October 27, 2008	$3.17
Benson Lee	6,000	October 27, 2008	$3.17
Satoru Saito	6,000	October 27, 2008	$3.17
Dirk Hermann	2,000	June 2, 2008	$1.47
	4,000	October 27, 2008	$3.17
Quan Vinh Can (Joseph)	3,000	June 2, 2008	$1.47
	6,000	October 27, 2008	$3.17

For additional information regarding the share ownership in the Company by the Company's directors, executive officers, and principal shareholders is set forth in Item 7, "Major Shareholders and Related Party Transactions," below.

The Company has adopted the 1996 Stock Option Plan (the "Option Plan") that currently covers 600,000 shares of the Common Shares. The Option Plan provides for the grant of options to purchase Common Shares to employees, officers, directors and consultants of the Company. The Option Plan is administered by the Compensation Committee appointed by the Board, which determines the terms of the options granted, including the exercise price (provided, however, that the option price shall not be less than the fair market value or less than the par value per share on the date the options granted), the number of Common Shares subject to the option and the option's exercisability. As of March 31, 2005, options granted under the Option Plan to purchase a total of 142,150 Common Shares were still outstanding. The maximum term of options granted under the Option Plan is five years. The average weighted exercise price of all options outstanding on March 31, 2005 was $1.94 per share.

In addition to the options that can be granted under the Option Plan, the Company also granted Common Share purchase rights to certain of the directors and key employees prior to its December 1996 initial public offering, of which rights to purchase a total of 100,000 of Common Shares were still outstanding as of June 20, 2005 (the rights for the purchase of 100,000 Common Shares that were granted to Mr. Kohl in June 2003 to replace 100,000 share purchase rights that were granted to him in 1996, and which rights expired in January 2003). The average weighted exercise price of the Common Share purchase rights outstanding on March 31, 2005 was $1.55 per share.

As of June 20, 2005 the Company had outstanding stock options and Common Share purchase rights for an aggregate total of 242,150 Common Shares.

As part of the compensation that the Company has agreed to issue to Mr. Kohl, the Company's Chief Executive Officer, commencing on April 1, 2004 and continuing annually thereafter, 29,154 Common Shares. The 29,154 shares issuable for the fiscal year ended March 31, 2005 were physically issued in June 2005.

Item 7. Major Shareholders and Related Party Transactions

Major Shareholders. The Company is not directly or indirectly owned or controlled by any other corporation or any foreign government. The following table sets forth, as of June 27, 2005, certain information with respect to the beneficial ownership of the Company's Common Shares by each person (i) who is an executive officer or director of the Company, or (ii) known by the Company to own beneficially more than 5% of the outstanding Common Shares outstanding as of such date.

Name of Beneficial Owner or Identity of Group[1]	Number of Common Shares Beneficially Owned	Percent Beneficially Owned[**]
Roland W. Kohl	443,951[2]	13.23%
Mark Majzner	5,666	*
Benson Lee	339,830[4]	10.60%
Tiko Aharonov	268,900[5]	8.28%
Dirk Hermann	6,000[3]	*
Satoru Saito	355,980[4]	10.61%
May Tsang Shu Mui	69,171[5]	2.06%
Cartwright Investments Limited	346,830	10.34%
Fong Po Shan	1,283	*
Quan Vinh Can	37,665[5]	*
Seth W. Hamot	165,309[6]	4.93%

* Less than 1%.

** Under the rules of the Securities and Exchange Commission, shares of Common Shares that an individual or group has a right to acquire within 60 days pursuant to the exercise of options or warrants are deemed to be outstanding for the purpose of computing the percentage ownership of such individual or group, but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person shown in the table.

(1) The address of each of the named holders is c/o Highway Holdings Limited, Suite 810, Level 8, Landmark North, 39 Lung Sum Avenue, Sheung Shui New Territories Hong Kong.
(2) Includes stock options to purchase 100,000 Common Shares which are currently exercisable.
(3) Represents currently exercisable stock options to purchase Common Shares.
(4) Includes stock options to purchase 6,000 Common Shares which are currently exercisable.
(5) Includes stock options to purchase 9,000 Common Shares which are currently exercisable.
(6) According to a Schedule 13G filed on February 4, 2005, Mr. Seth W. Hamot is the President of Roark, Rearden & Hamot LLC, which is the general partner of Costa Brava Parnerhip L.P., the owner of the 165,309 shares.

There are no arrangements known to the Company, the operation of which may at a subsequent date result in a change in control of the Company. All holders of the Common Shares have the same voting rights, and the Company's major shareholders do not have different voting rights.

Related Party Transactions.

The Company did not engage in any related party transactions during the fiscal year ended March 31, 2005.

Item 8. Financial Information.

The Company's consolidated financial statements for the three-year period ended March 31, 2005 are set forth under Item 18 "Financial Statements." The Company's unaudited quarterly financial information for the year ended March 31, 2005 and 2004 are set out below:

	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
2005				
Net Sales	$6,148	$6,404	$7,309	$7,817
Gross profit	1,476	1,107	1,198	1,349
Operating income (loss)	342	(26)	(169)	(416)
Net income (loss)	346	28	116	(642)
Earnings (loss) per share – basic	0.11	0.01	0.04	(0.21)
Earnings (loss) per share – diluted	0.10	0.01	0.03	(0.21)
2004				
Net Sales	$5,953	$6,234	$6,457	$6,712
Gross profit	1,139	1,128	1,198	1,629
Operating income	78	209	76	511
Net income	159	201	214	408
Earnings per share – basic	0.05	0.07	0.07	0.13
Earnings per share – diluted	0.05	0.06	0.07	0.12

Dividend Policy. The Company paid a cash dividend of $0.10 per share in August 2004 to all holders of its common shares and a cash dividend of $0.08 per share in August 2003. Prior to the 2003 dividend, the Company had not paid a dividend since the fiscal year ended March 31, 2000 due to its operating losses. Since the Company has now returned to profitability, the

Company is considering reinstating its policy of paying cash dividends annually. However, any future dividend will be paid at the discretion of the Board of Directors and will depend upon, among other things, the Company's net profit after taxes, the anticipated future earnings of the Company, the success of the Company's business activities, the Company's capital requirements, and the general financial conditions of the Company. Although it is the Company's intention to pay dividends during profitable fiscal years, no assurance can be given that the Company will pay, in fact, pay any dividends in the future even if its has a profitable year or is otherwise capable of doing so.

Legal Proceedings.

In the Matter of Certain Lens-Fitted Film Packages, Inv. No. 337-TA-406 Consolidated Enforcement and Advisory Opinion Proceeding. The International Trade Commission ("ITC") issued a "Notice Of Institution Of Formal Enforcement And Advisory Opinion Proceedings" on July 31, 2001. The proceedings are directed to Lens-Fitted Film Packages which are inexpensive, single use cameras. The Notice named a number of parties to the Formal Enforcement proceedings and a number of parties to the Advisory Opinion proceedings. The Company was originally named as an Advisory Opinion respondent. The ITC referred the case to an Administrative Law Judge ("ALJ") to conduct a hearing and address other issues pertaining to the proceedings. Subsequent to the initial filing, a motion was filed with the ALJ to add the Company as an Enforcement respondent. This motion was granted by the ALJ.

On February 11-16, 2002, a hearing was conducted. On May, 2, 2002 the ALJ made an Initial Determination regarding the merits of the case. At issue for the Company were certain claims in four US Patents assigned to Fuji Photo Film Co., Ltd.: US Patent No. 4,884,087 ("the '087Patent"), US Patent No. 5,381,200 ("the '200 Patent"), US Patent No. Re 34,168 ("the '168 Patent"), and US Patent No. 4,972,649 (the '649 Patent") and whether the Company's HL-1 model camera violated one or more of those patents. During the proceedings preparatory to the hearing, the Company sought to introduce its HL-2 camera into the proceedings. The HL-2 camera was designed to be outside the scope of all patents at issue in the proceeding, and in particular the '200 Patent and the '649 Patent. Introduction of the HL-2 camera into the ITC proceeding was denied by the ALJ.

In the Initial Determination regarding the Company, the ALJ found that the HL-1 camera did not infringe the '087 Patent and the '168 Patent. The ALJ also found that the HL-1 camera infringed the '200 Patent and the '649 Patent. The ALJ did not assess any enforcement sanctions against the Company.

On August 7, 2002, the ITC decided not to review any of the ALJ's findings concerning these five patent claims. Nonetheless, due to further disputes between Fuji and other parties, additional hearings to which the Company was not a party, were required. The ALJ made his determinations and the ITC adopted the ALJ's views and issued a final order on May 15, 2003. In its order, the ITC also adopted the ALJ's recommendations concerning relief. As a result, the Company is subject only to a general exclusion order which is applicable to all companies importing products into the United States prohibiting them from importing items that infringe the patents at issue in the ITC proceeding. The ITC rejected Fuji's request to issue a cease and desist order against the Company or to impose civil penalties upon it.

On October 7, 2002, while further proceedings between Fuji and other parties were taking place before the ALJ, Fuji filed a notice of appeal of the decision by the ITC on the Company's issues. The appeal identified the International Trade Commission as the respondent and was filed with the U.S. Court of Appeals for the Federal Circuit. On November 26, 2002, the Court of Appeals granted the Company's motion to intervene in the appeal. The Court of Appeals subsequently stayed and suspended its review to allow the ITC to reach a final decision.

On October 7, 2004, the Court of Appeals affirmed the ITC's conclusion that the Company's H-1 camera did not infringe the asserted claims of 2 of the patents (the '087 and '495 patents). The Court did, however, vacate its decision on the ('649 patent) remanded it for a new determination on infringement.

The Company is not involved in any other material legal proceedings.

Item 9. The Listing

The Company's Common Shares are currently traded on The Nasdaq SmallCap Market under the symbol "HIHO" and are not listed for trading in any trading market outside the United States. On June 20, 2005, the last reported sale price of our common shares on The Nasdaq SmallCap Market was $3.75 per share. As of June 20, 2005, there were 52 holders of record of the Company's Common Shares. However, the Company believes that are a significantly greater number of "street name" shareholders of the Common Shares.

The following table sets forth the high and low closing sale prices as reported by The Nasdaq Stock Market for years for each of the last five years ended March 31, 2005:

Year Ended	High	Low
March 31, 2005	$5.80	$3.09
March 31, 2004	$7.39	$1.40
March 31, 2003	$2.00	$0.47
March 31, 2002	$1.33	$0.60
March 31, 2001	$1.625	$0.625

The following table sets forth the high and low closing sale prices of the Common Shares as reported by Nasdaq during each quarter of the two most recent fiscal years.

Quarter Ended	High	Low
March 31, 2005	$4.75	$4.15
December 31, 2004	$4.75	$3.09
September 30, 2004	$5.80	$4.18
June 30, 2004	$5.60	$4.00
March 31, 2004	$7.39	$4.72
December 31, 2003	$3.91	$2.65
September 30, 2003	$4.60	$1.99
June 30, 2003	$2.10	$1.40

The following table sets forth the high and low closing sale prices of the Company's Common Shares as reported by The Nasdaq Stock Market during each of the most recent six months.

Month Ended	High	Low
May 31, 2005	$3.82	$3.50
April 30, 2005	$4.80	$4.02
March 31, 2005	$4.70	$4.42
February 28, 2005	$4.72	$4.15
January 31, 2005	$4.75	$4.15
December 31, 2004	$4.69	$4.17

Item 10. Additional Information

Share Capital

The Company's authorized capital consists of 20,000,000 Common Shares, $0.01 par value per share. As of March 31, 2005 and June 20, 2005, there were 3,316,154 and 3,355,598 Common Shares, respectively, outstanding, net of 37,800 treasury shares, all of which was fully paid.

The number of shares outstanding could increase by the shares issued upon the exercise of currently issued and outstanding options (see, "Item 6, Share Ownership," above) and by an option to purchase 50,000 shares of Common Shares that the Company issued as payment for certain legal services it received in connection with proceedings initiated by Fuji Photo Film Co., Ltd. before the International Trade Commission. These proceedings have now been terminated. The foregoing options are exercisable at a price of $1.00 per share and expire on December 29, 2005.

As of March 31, 2005, the Company no longer had any warrants to purchase Common Shares outstanding.

Memorandum And Articles Of Association

Highway Holdings Limited is registered at Craigmuir Chambers, P.O. Box 71, Road Town, Tortola, British Virgin Islands and has been assigned company number 32576. The objectives or purposes of the Company are to engage in any act or activity that is not prohibited under British Virgin Islands law as set forth in Clause 4 of the Memorandum of Association. The Company does not believe that there are any restrictions in its charter or under British Virgin Island law that materially limit the Company's current or proposed operations.

Regulation 60 of the Company's Articles of Association (the "Articles") provides that a favorable vote of a majority of the Company's independent directors is required as to any related party transaction between the Company and any 5% or more members of the Company and/or officer or director of the Company. It also provides that the Company shall use its best efforts to at all times maintain at least 2 independent directors. However, a director may vote or consent with respect to any contract or arrangement in which the director is materially interested, if the material facts of the interest of each director in the agreement or transaction and his interest in or relationship to any other party to the agreement or transaction are disclosed in good faith or are known by the other directors. Regulation 88 of the Articles allows the directors to vote compensation to themselves in respect of services rendered to the Company.

There is no provision in the Articles for the mandatory retirement of directors. Directors are not required to own shares of the Company in order to serve as directors.

The authorized share capital of the Company is $200,000 divided into 20,000,000 Common Shares with par value of $0.01 each. Holders of our Common Shares are entitled to one vote for each whole share on all matters to be voted upon by members, including the election of directors. Holders of our Common Shares do not have cumulative voting rights in the election of directors. All of our Common Shares are equal to each other with respect to liquidation and dividend rights. Holders of our Common Shares are entitled to receive dividends if and when declared by our Board of Directors out of surplus in accordance with British Virgin Islands law. In the event of our liquidation, all assets available for distribution to the holders of our Common Shares are distributable among them according to their respective holdings. Holders of our Common Shares have no preemptive rights to purchase any additional, unissued Common Shares.

Regulation 17 provides that the Company may purchase, redeem or otherwise acquire and hold its own shares out of surplus or in exchange for newly issued shares of equal value. However, no purchase, redemption or other acquisition shall be made unless, immediately after the purchase, redemption or other acquisition the Company will be able to satisfy its liabilities as they become due in the ordinary course of its business, and the Company will not be insolvent.

Regulation 10 of the Articles provide that without prejudice to any special rights previously conferred on the holders of any existing shares, the unissued shares in the Company are at the disposal of the directors who may offer, allot, grant options over or otherwise dispose of shares to such persons, at such times and upon such terms and conditions as the Company may by resolution of the directors determine.

Clause 10 of the Memorandum of Association provides that if at any time the authorized share capital is divided into different classes or series of shares, the rights attached to any class or series may be varied with the consent in writing of the holders of not less than three fourths of the issued shares of that class or series and of the holders of not less than three fourths of any other class or series of shares which may be affected by such variation.

Clause 15 of the Memorandum of Association (which is subject to the provisions of regulation 60 of the Articles) provide that the Memorandum and Articles of Association of the Company may be amended by a resolution of members or a resolution of directors. Regulation 60 of the Articles provides that any proposed change in the Memorandum and Articles of Association not otherwise approved by the majority vote of the shares held by the Company's non-management members shall be approved by a majority of the Company's directors and not disapproved by a majority of the Company's independent directors. Subject to the preceding sentence, our Board of Directors without shareholder approval may amend our Memorandum and Articles of Association. This includes amendments to increase or reduce our authorized capital stock. The Company's ability to amend its Memorandum and Articles of Association without shareholder approval could have the effect of delaying, deterring or preventing a change in control of the Company, including a tender offer to purchase our Common Shares at a premium over the then current market price.

Provisions in respect of the holding of general meetings and extraordinary general meetings are set out in Regulations 38 to 58 of the Articles and under the International Business Companies Act. The directors may convene meetings of the members of the Company at such times and in such manner and places as the directors consider necessary or desirable, and they shall convene such a meeting upon the written request of members holding 10 percent or more of the outstanding voting shares in the Company. An annual meeting of members is held for the election of directors of the Company and in the manner provided in the Articles of Association. Any other proper business may be transacted at the annual meeting. If the annual meeting for election of directors is not held on the date designated therefore, the directors shall cause the meeting to be held as soon thereafter as convenient. If the Company fails to hold the annual meeting for a period of 30 days after the date designated for the annual meeting, or if no date has been designated for a period of 13 months after the Company's last annual meeting, a court of competent jurisdiction of the British Virgin Islands may summarily order a meeting to be held upon the application of any member or director.

British Virgin Islands law and the Company's Memorandum and Articles of Association impose no limitations on the right of nonresident or foreign owners to hold or vote such securities of the Company.

There are no provisions in the Memorandum of Association or Articles of Association governing the ownership threshold above which shareholder ownership must be disclosed.

The full text of the Articles and Memorandum of the Company are attached to this Annual Report on Form 20-F as Exhibit 1.1.

Material Contracts

The following is a summary of each material contract, other than contracts entered into in the ordinary course of business, to which the Company or any member of the group is a party, for the two years immediately preceding the filing of this Annual Report:

Effective October 1, 2003, Nissin Precision Metal MFG, Ltd., the Company's metal stamping subsidiary, entered into that certain Purchase and Sales Agreement (worldwide FRAME) with OSRAM Gesellshaft mit beschraenkter Haftung ("OSRAM"), with OSRAM acting on its own behalf and on behalf of certain of its subsidiaries. The agreement establishes the procedures under which OSRAM or its listed subsidiaries can order and purchase electronic ballast casings from the Company. Under the agreement, the Company has agreed to manufacture, package and ship these products for OSRAM and its subsidiaries under the terms and conditions, and at the fixed specified prices listed in the agreement. Although OSRAM agreed to purchase at least 60% of it annual needs from the Company, there is no minimum number that OSRAM must purchase from the Company. The Purchase and Sales Agreement shall remain in effect until September 30, 2005, but may be extended by the parties for successive one-year periods by agreeing on a new price list for the following year.

Effective October 15, 2003, Nissin Precision Metal MFG, Ltd. entered into that certain Long Term Sales and Purchase Agreement with OSRAM. Under the agreement, the Company agreed to manufacture various lighting products for OSRAM at fixed specified prices. The Company has agreed to manufacture an amount of such lighting products as OSRAM may, from time to time order. The agreement was extended through September 2005.

On April 29, 2004, Kayser Technik Ltd., the Company's metal manufacturing subsidiary, entered into that certain General Business Agreement with Berger Lahr GmbH & Co. KG for the manufacture by Kayser Technik Ltd. of motor coils and such other products as the parties may subsequently agree upon. The term of the agreement expires in December 2010.

The Company is also a party to (i) the BFDC Agreements and related agreements described in Item 4 "Information on our Company" and filed as exhibits to the Company's Securities and Exchange Commission filings, (ii) the leases, and extensions thereof, described in the Property, Plant and Equipment section of Item 4 "Information on our Company" and filed as exhibits to the Company's Securities and Exchange Commission filings, and (iii) the bank lines of credit described in the Liquidity and Capital Resources section under Item 5 "Operating and Financial Review and Prospects".

Exchange Controls

There are no exchange control restrictions on payment of dividends on the Company's Common Shares or on the conduct of the Company's operations either in Hong Kong, where the Company's principal executive officers are located, or the British Virgin Islands, where the Company is incorporated. Other jurisdictions in which the Company conducts operations may have various exchange controls. Taxation and repatriation of income regarding the Company's China operations are regulated by Chinese laws and regulations. To date, these controls have not had and are not expected to have a material impact on the Company's financial results. There are no material British Virgin Islands laws which impose foreign exchange controls on the Company or that affect the payment of dividends, interest or other payments to nonresident holders of the Company's securities.

Taxation

No reciprocal tax treaty regarding withholding tax exists between the U.S. and the British Virgin Islands. Under current British Virgin Islands law, dividends, interest or royalties paid by the Company to individuals and gains realized on the sale or disposition of shares are not subject to tax as long as the recipient is not a resident of the British Virgin Islands. The Company is not obligated to withhold any tax for payments of dividends and shareholders receive gross dividends irrespective of their residential or national status.

Documents On Display

The documents concerning the Company which are referred to in this Annual Report may be inspected by shareholders of this Company at the offices of this Company in Hong Kong.

Item 11. Quantitative and Qualitative Disclosures About Market Risk.

The Company pays its labor costs and overhead expenses in renminbi, the currency of China (the basic unit of which is the yuan). However, the Company sells most of our products in Hong Kong dollars, U.S. dollars, and in euros. The exchange rate between the U.S. dollar and Hong Kong dollar has remained stable, as has the exchange rate between the yuan and the U.S. dollar. However, the exchange rate between the euro and the U.S. and Hong Kong dollars has fluctuated, resulting in currency exchange gains and losses. Since the Company engages in transactions in Europe that are denominated in euros, the Company is subject to fluctuations in the rates of exchange between the dollar and the euro, which fluctuations will affect the Company's results of operations. An increase in the value of a particular currency (such as the euro) relative to the dollar will increase the dollar reporting value for transactions in that particular currency, and a decrease in the value of that currency relative to the dollar will decrease the dollar reporting value for those transactions. This effect on the dollar reporting value for transactions is generally only partially offset by the impact that currency fluctuations may have on costs. The United States and certain European countries have recently been calling for the re-valuation of the renminbi, which revaluation would result in the appreciation of the renminbi. Should the Chinese government allow a significant renminbi appreciation, the Company's cost structure and pricing could change and have a material negative effect on its operations, sales and financial results.

The Company has not engaged in currency hedging transactions to offset the risks associated with variations in currency exchange rates. Consequently, significant foreign currency fluctuations and other foreign exchange risks may have a material adverse effect on the Company's business, financial condition and results of operations. The Company does not currently own any market risk sensitive instruments. However, the Company may in the future undertake hedging or other transactions or invest in market risk sensitive instruments if it determines that such instruments can offset these risks is a sound and cost-efficient manner.

The Company is also exposed to interest rate fluctuations as a result of the short-term investments that it makes and the borrowings it incurs. The Company maintains its excess cash in short-term borrowings that are subject to interest rate fluctuations. The Company had $1,449,000 of short-term borrowings that are subject to interest rate changes and $967,000 of long-term borrowings outstanding as of March 31, 2005. However, taking into consideration that the Company had cash and cash equivalents of $3,948,000 available as of March 31, 2005, the Company believes that its interest rate risk on these borrowing was acceptable.

Item 12. Description of Securities Other Than Equity Securities

Not applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies.

Not applicable.

Item 14. Material Modification to the Rights of Securities Holders and Use of Proceeds.

Not applicable.

Item 15. Controls and Procedures.

As required by Rule 13a-14 under the Securities Exchange Act of 1934, as of March 31, 2005, the Company carried out an evaluation of the effectiveness of the design and operation of the Company's disclosure controls and procedures (as defined in Rules 13a-15(e) and 15(d)-15(e) of the Securities Exchange Act of 1934. This evaluation was carried out under the supervision and with the participation of the Company's Chief Executive Officer and Chief Financial Officer. The Company's controls and procedures are designed and provided reasonable assurance of preventing errors and irregularities, and to ensure that information required to be disclosed in the Company's reports filed or submitted under the Securities Exchange Act of 1934 recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms. Disclosure controls and procedures include controls and procedures designed to ensure that information required to be disclosed in Company reports filed under the Exchange Act is accumulated and communicated to management, including the Company's Chief Executive Officer and Chief Financial Officer as appropriate, to allow timely decisions regarding disclosures.

There were no significant changes in the Company's internal controls or in other factors that could significantly affect these controls subsequent to the date our Chief Executive Officer and our Chief Financial Officer completed their evaluation, nor were there any significant deficiencies or material weaknesses in the Company's internal controls requiring corrective actions.

Item 16. Not applicable.

Item 16 A. Audit Committee Financial Expert

The Company's Board of Directors has determined that Mr. Mark Majzner of the Audit Committee qualifies as an "audit committee financial expert" as defined by Item 401(h) of Regulation S-K, adopted pursuant to the Securities Exchange Act of 1934. Mr. Majzner has studied accounting in Australia and most recently graduated with distinction from Stockholm University's International Executive Master of Business Administration program. Until May 1997, Mr. Majzner was the past Chief Financial Officer of the Company. In addition, Mr. Majzner has held a number of positions as Chief Executive Officer and as a financial consultant to company's seeking to be listed on the U.S. stock markets, that have provided Mr. Majzner with relevant experience in financial, accounting and auditing issues. Although not designated as the Company's Audit Committee "audit committee financial expert," the Board of Directors believes that Dr. Hermann, also could have been designated as an "audit committee financial expert," except for his lack of experience with U.S. accounting procedures. Dr. Hermann received bachelor's degree in business administration from the University of Konstanz in Germany, a master's degree in business administration from the University of St. Gallen in Switzerland, and a Ph.D. degree in business administration from the University of Leipzig, in Germany. In addition, each of the other members of the audit committee have extensive financial and business experience as presidents, chief operating officers, and directors of various public and private enterprises.

All of the members of the audit committee are independent non-executive directors. One of the directors and members of the audit committee, Dr. Hermann, has no affiliation with the Company or business relationship with the Company that would disqualify him as an independent director. However, Dr. Hermann is the brother-in-law of Roland Kohl, the Chief Executive Officer of the Company.

Item 16 B. Code of Ethics

The Company has adopted a Code of Ethics for the Chief Executive Officer and Chief Financial Officer, which applies to the Company's principal executive officer and to its principal financial and accounting officers. A copy of the Code of Ethics is attached as Exhibit 14.1. Shareholders can also obtain a copy of the Code of Ethics from:

Highway Holdings Limited
Suite 810, Level 8, Landmark North
39 Lung Sum Avenue
Sheung Shui
New Territories, Hong Kong

Attn: Chief Financial Officer

Item 16 C. Principal Accountant Fees and Services

The Company's independent public accountant for each of the fiscal years in the three-year period ended March 31, 2005 has been Deloitte Touche Tohmatsu. The auditor is selected annually by the Company's Board of Directors and ratified by the shareholders at the Annual General Meeting. The Audit Committee has selected Deloitte Touche Tohmatsu as the auditor for the fiscal year ended March 31, 2005 and will propose to the Annual General Meeting convening on July 28, 2005 that Deloitte Touche Tohmatsu be ratified as the auditor for that fiscal year.

The following table sets forth the aggregate fees for professional services and other services rendered by Deloitte Touche Tohmatsu to the Company during the fiscal years ended March 31, 2004 and March 31, 2005.

	2004	2005
Audit Fees (1)	$105,000	$149,000
Audit-Related Fees (2)	-	$6,000
Tax Fees (3)	$19,000	$67,000
All Other Fees	-	-
Total	$124,000	$222,000

(1) Audit fees represent fees for professional services provided in connection with the audit of the Company's consolidated financial statements and review of the Annual Report on Form 20-F, and audit services provided in connection with other statutory or regulatory filings.

(2) Audit-related fees consist of assurance and related services reasonably related to the audit or a review of the Company's financial statements.

(3) Tax Fees include fees for the preparation of tax returns.

As part of is policies and procedures, all audit related services, tax services and other services rendered by were Deloitte Touche Tohmatsu pre-approved by the Audit Committee.

Item 16 D. Exemptions From the Listing Standards for Audit Committees

Not applicable

Item 16 E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not applicable

PART III

Item 17. Not applicable

Item 18. Financial statements.

See the Index to Consolidated Financial Statements accompanying this report beginning page F-1.

Item 19. Exhibits.

The following exhibits are filed as part of this annual report:

1.1 Memorandum and Articles of Association, as amended, of Highway Holdings Limited, (incorporated by reference to Exhibit 1.1 of registrant's Form 20-F for the year ended March 31, 2001.)

1.2 Amendment to Memorandum and Articles of Association, as filed on January 20, 2003 (incorporated by reference to Exhibit 1.2 of registrant's Form 20-F for the year ended March 31, 2002.)

4.1 1996 Stock Option Plan (incorporated by reference to Exhibit 10.32 of the registrant's Registration Statement on Form F-1, Reg. No. 333-05980, filed with the SEC on November 8, 1996.)

4.2 Form of Stock Option Agreement, dated October 16, 1999, between the Company and Roland W. Kohl (incorporated by reference to the registrant's Annual Report on Form 20-F for the fiscal year ended March 31, 2002).

4.3 License and Supply Agreement, dated as of January 30, 2003, is entered into by and between Highway Holdings Limited and Kienzle AG (incorporated by reference to Exhibit 4.3 of registrant's Form 20-F for the year ended March 31, 2003).

4.4 Form of Longcheng Industrial Area Common Property Tenancy Contract No. WJ-003, dated October 10, 2003, between the Company and Shenzhen Land & Sun Industrial & Trade Co., Ltd. (incorporated by reference to the registrant's Annual Report on Form 20-F for the fiscal year ended March 31, 2004).

4.5 Form of Longcheng Industrial Area Common Property Tenancy Contract No. WJ-004, dated November 28, 2003, between the Company and Shenzhen Land & Sun Industrial & Trade Co., Ltd. (incorporated by reference to the registrant's Annual Report on Form 20-F for the fiscal year ended March 31, 2004).

4.6 Form of Longcheng Industrial Area Common Property Tenancy Contract No. WJ-005, dated December 11, 2003, between the Company and Shenzhen Land & Sun Industrial & Trade Co., Ltd. (incorporated by reference to the registrant's Annual Report on Form 20-F for the fiscal year ended March 31, 2004).

4.7 Form of Longcheng Industrial Area Common Property Tenancy Contract No. HTHT-006, dated December 12, 2003, between the Company and Shenzhen Land & Sun Industrial & Trade Co., Ltd. (incorporated by reference to the registrant's Annual Report on Form 20-F for the fiscal year ended March 31, 2004).

4.8 Form of Longcheng Industrial Area Common Property Tenancy Contract, dated December 29, 2003, between the Company and Shenzhen Land & Sun Industrial & Trade Co., Ltd. (incorporated by reference to the registrant's Annual Report on Form 20-F for the fiscal year ended March 31, 2004).

4.9 Tenancy Agreement, dated October 30, 2003, between Nissin Precision Metal Manufacturing Limited and SHK Sheung Shui Landmark Investment Limited, as amended February 23, 2004 (incorporated by reference to the registrant's Annual Report on Form 20-F for the fiscal year ended March 31, 2004).

4.10 Form of Extension Agreement, dated January 26, 2005, between Shenzhen Long Cheng Nissin Precision Metal Plastic Factory and Nissin Precision Metal Manufacturing Limited.

4.11 Form of Extension Agreement, dated January 26, 2005, between Bao An District Long Cheng Hi-Lite Electronic Factory and Hilite Camera Company Limited,

4.12 City Gao Xin District Factory Lease Contract, dated May 23, 2005, between He Yuan City Advanced Technological Development District Co. Ltd. and Hi-Lite Camera Co. Ltd.

4.13 City Gao Xin District Dormitory Facilities Lease Contract, dated May 23, 2005, between He Yuan City Advanced Technological Development District Co. Ltd. and Hi-Lite Camera Co. Ltd.

8.1 List of all of registrant's subsidiaries, their jurisdictions of incorporation, and the names under which they do business.

11.1 Code of Ethics.

12.1 Certifications pursuant to Section 1350, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

23.1 Consent Of Independent Registered Public Accounting Firm

99.1 Certifications pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf.

HIGHWAY HOLDINGS LIMITED

By /s/ PO S. FONG
Po S. Fong
Chief Financial Officer and Secretary

Date: June 28, 2005

HIGHWAY HOLDINGS LIMITED

Consolidated Financial Statements
For each of the three years in the period ended March 31, 2005
and Report of Independent Registered Public Accounting Firm

(This page Intentionally left blank)

HIGHWAY HOLDINGS LIMITED AND SUBSIDIARIES

INDEX

CONSOLIDATED FINANCIAL STATEMENTS

	Page
Report of Independent Registered Public Accounting Firm	F - 2
Consolidated Statements of Operations for each of the three years in the period ended March 31, 2005	F - 3
Consolidated Balance Sheets as of March 31, 2004 and 2005	F - 4
Consolidated Statements of Shareholders' Equity and Comprehensive Income (loss) for each of the three years in the period ended March 31, 2005	F - 5
Consolidated Statements of Cash Flows for each of the three years in the period ended March 31, 2005	F - 6
Notes to Consolidated Financial Statements	F - 8

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of
Highway Holdings Limited:

We have audited the accompanying consolidated balance sheets of Highway Holdings Limited and its subsidiaries (the "Company") as of March 31, 2004 and 2005, and the related consolidated statements of operations, shareholders' equity and comprehensive income (loss) and cash flows for each of the three years in the period ended March 31, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements referred to above present fairly, in all material respects, the financial position of Highway Holdings Limited and its subsidiaries as of March 31, 2004 and 2005, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

Deloitte Touche Tohmatsu
Certified Public Accountants
Hong Kong
May 31, 2005

HIGHWAY HOLDINGS LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS
(Dollars in thousands except per share data)

	Year ended March 31,		
	2003	2004	2005
Net sales:			
Third parties	$20,370	$23,691	$27,633
Affiliate	-	1,665	45
	$20,370	$25,356	$27,678
Cost of sales	16,488	20,262	22,548
Gross profit	3,882	5,094	5,130
Selling, general and administrative expenses	3,723	4,219	4,985
Impairment of industrial property rights (note 2)	-	-	67
Impairment of property, plant and equipment (note 2)	-	-	347
Operating income (loss)	159	875	(269)
Non-operating income (expense):			
Exchange gain, net	344	278	249
Interest expense	(64)	(77)	(110)
Interest income	20	9	14
Other income	81	105	56
Total non-operating income	381	315	209
Affiliates:			
Impairment of investment in an affiliate	-	(109)	(5)
Equity in (loss) income of an affiliate	(5)	2	-
	(5)	(107)	(5)
Income (loss) before income taxes and minority interests	535	1,083	(65)
Income taxes (note 3)	(50)	(100)	(86)
Income (loss) before minority interests	485	983	(151)
Minority interests	-	(1)	(1)
Net income (loss)	$ 485	$ 982	$ (152)
Income (loss) per share - basic	$ 0.17	$ 0.32	$ (0.05)
Income (loss) per share - diluted	$ 0.17	$ 0.30	$ (0.05)
Weighted average number of shares outstanding (in thousands) - basic	2,902	3,030	3,260
Weighted average number of shares outstanding (in thousands) - diluted	2,902	3,258	3,260

See accompanying notes to consolidated financial statements.

HIGHWAY HOLDINGS LIMITED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
(Dollars in thousands except share data)

ASSETS

	March 31, 2004	March 31, 2005
Current assets:		
Cash and cash equivalents	$ 4,158	$ 3,948
Restricted cash (note 7)	965	965
Accounts receivable, net of allowances for doubtful accounts of $111 in 2004 and $99 in 2005	3,763	5,165
Inventories (note 4)	4,394	5,062
Investment securities (note 5)	309	296
Prepaid expenses and other current assets	639	721
Total current assets	14,228	16,157
Property, plant and equipment, net (note 6)	3,780	3,473
Industrial property rights, at cost less accumulated amortization of $633 in 2004 and $704 in 2005	673	468
Investments in and advance to affiliates	7	2
Total assets	$18,688	$20,100

LIABILITIES AND SHAREHOLDERS' EQUITY

	2004	2005
Current liabilities:		
Accounts payable	$ 2,296	$ 2,846
Short-term borrowings (note 7)	1,933	1,449
Obligations under capital leases - current portion (note 8)	173	409
Accrued mold charges	233	208
Accrued payroll and employee benefits	321	331
Income taxes payable	78	119
Other liabilities and accrued expenses	420	945
Total current liabilities	5,454	6,307
Obligations under capital leases - net of current portion (note 8)	212	558
Deferred income taxes (note 3)	178	174
Minority interest	2	3
Commitments and contingencies (note 9)		
Shareholders' equity:		
Common shares $0.01 par value (Authorized: 20,000,000 shares)	31	33
Additional paid-in capital	9,035	9,820
Retained earnings	3,955	3,480
Accumulated other comprehensive loss	(126)	(222)
Treasury shares, at cost - 37,800 shares	(53)	(53)
Total shareholders' equity	12,842	13,058
Total liabilities and shareholders' equity	$18,688	$20,100

See accompanying notes to consolidated financial statements.

HIGHWAY HOLDINGS LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY AND COMPREHENSIVE INCOME (LOSS)

(In thousands except per share data)

	Common shares, issued and outstanding Shares	Amount	Additional paid-in capital	Retained earnings	Accumulated other comprehensive loss	Treasury shares at cost	Total shareholders' equity	Comprehensive income (loss)
Balance at April 1, 2002	2,936	$ 30	$8,793	$2,725	$(33)	$ (49)	$11,466	
Repurchase of treasury shares	-	-	-	-	-	(4)	(4)	
Net income	-	-	-	485	-	-	485	$ 485
Translation adjustments	-	-	-	-	(40)	-	(40)	(40)
Comprehensive income								$ 445
Balance at March 31, 2003	2,936	30	8,793	3,210	(73)	(53)	11,907	
Issued during the year	138	1	242	-	-	-	243	
Net income	-	-	-	982	-	-	982	$ 982
Unrealised holding loss on investment securities	-	-	-	-	(13)	-	(13)	(13)
Translation adjustments	-	-	-	-	(40)	-	(40)	(40)
Comprehensive income								$ 929
Cash dividends ($0.08 per share)	-	-	-	(237)	-	-	(237)	
Balance at March 31, 2004	3,074	31	9,035	3,955	(126)	(53)	12,842	
Issued during the year	242	2	448	-	-	-	450	
Net loss	-	-	-	(152)	-	-	(152)	$ (152)
Legal advisors' options	-	-	177	-	-	-	177	
Director's stock compensation	-	-	160	-	-	-	160	
Unrealised holding loss on investment securities	-	-	-	-	(13)	-	(13)	(13)
Translation adjustments	-	-	-	-	(83)	-	(83)	(83)
Comprehensive loss	-	-	-	-	-	-	-	$ (248)
Cash dividends ($0.1 per share)	-	-	-	(323)	-	-	(323)	
Balance at March 31, 2005	3,316	$ 33	$9,820	$3,480	$(222)	$ (53)	$13,058	

See accompanying notes to consolidated financial statements.

HIGHWAY HOLDINGS LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Dollars in thousands)

	Year ended March 31,		
	2003	2004	2005
Cash flows from operating activities:			
Net income (loss)	$ 485	$ 982	$ (152)
Adjustments to reconcile net income to net cash provided by operating activities:			
Impairment of industrial property rights	-	-	67
Impairment of investment in an affiliate	-	109	5
Loss (gain) on disposal of properly, plant and equipment	2	(24)	(49)
Loss on disposal of industrial property rights	-	-	59
Impairment of property, plant and equipment	-	-	347
Depreciation and amortization	1,130	1,112	1,148
Minority interests	-	1	1
Directors' stock compensation expense	-	-	160
Equity in loss (income) of an affiliate	5	(2)	-
Deferred income taxes	-	(53)	(4)
Stock options granted to legal advisors	-	-	177
Changes in operating assets and liabilities:			
Accounts receivable	(39)	(891)	(1,402)
Inventories	(379)	178	(668)
Prepaid expenses and other current assets	43	(385)	(82)
Accounts payable	334	379	550
Accrued mold charges	(274)	86	(25)
Accrued payroll and employee benefits	45	(28)	10
Income taxes payable	-	78	41
Other liabilities and accrued expenses	(31)	(67)	442
Net cash provided by operating activities	1,321	1,475	625
Cash flows from investing activities:			
Purchase of property, plant and equipment	(190)	(853)	(178)
Acquisition of investment securities	-	(322)	-
Repayment of payable to an affiliate	-	(109)	-
Purchase of industrial property rights	(56)	(75)	(47)
Acquisition of an affiliate	-	(5)	-
Proceeds from disposal of property, plant and equipment	-	58	55
Decrease in restricted cash	-	192	-
Advance to an affiliate	(3)	-	-
Net cash used in investing activities	(249)	(1,114)	(170)

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS - continued
(Dollars in thousands)

	Year ended March 31,		
	2003	2004	2005
Cash flows from financing activities:			
Cash dividends paid	$ -	$ (237)	$ (323)
Repayment of long-term debt	(119)	(134)	(308)
Increase (decrease) in short-term borrowings - net	10	777	(484)
Common shares repurchased	(4)	-	-
Proceeds from shares issued on exercise of options	-	243	450
Net cash (used in) from financing activities	(113)	649	(665)
Net increase (decrease) in cash and cash equivalents	959	1,010	(210)
Cash and cash equivalents, beginning of year	2,189	3,148	4,158
Cash and cash equivalents, end of year	$ 3,148	$ 4,158	$ 3,948
Supplemental cash flow information:			
Cash paid during the year for			
Interest	$ 64	$ 77	$ 110
Income taxes	51	75	61

Non-cash transactions:

Additions to property, plant and equipment of $289 and $890 during the year ended March 31, 2004 and 2005, respectively, were acquired under arrangements qualified as capital leases.

Investment in an affiliate of $109 was financed by a payable to an affiliate during the year ended March 31, 2003.

See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands except per share data)

1. ORGANIZATION AND BASIS OF FINANCIAL STATEMENTS

Highway Holdings Limited (the "Company") was incorporated in the British Virgin Islands on July 20, 1990. It operates through its subsidiaries operating in the Hong Kong Special Administrative Region ("Hong Kong") of the People's Republic of China ("China"), in Shenzhen, China, in Germany and in the Republic of Bulgaria ("Bulgaria").

The Company and its subsidiaries operate in three principal business segments - metal stamping, (including tooling design and manufacturing), the manufacture and trading of cameras, and clocks, watches and others. The Company sells its products to customers under its customers' brand names and a portion of its sale of clocks and watches under the name "Kienzle". The manufacturing activities and certain administrative activities are all conducted in Shenzhen and selling activities are principally performed in Hong Kong, Shenzhen and Germany.

The financial statements of the Company and its subsidiaries have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). There are no material differences between the U.S. GAAP amounts and the amounts used in the statutory accounts of the subsidiaries.

On March 28, 2003, the Company acquired a 20% equity interest in Kienzle AG, a German stock corporation which is engaged in the marketing, sale and distribution of products under the brand name of "Kienzle", for $109. Kienzle AG is accounted for in the consolidated financial statements as an affiliate using the equity method.

On January 30, 2003, the Company entered into a license agreement with Kienzle AG. Under the license agreement, the Company granted to Kienzle AG a five-year exclusive, royalty-free license to use and display the trademark of "Kienzle" solely in conjunction with the promotion, marketing, sale, and distribution by Kienzle AG of products under the brand name of "Kienzle" in Austria, Benelux, Denmark, Germany, Spain, Switzerland, Norway, Sweden, Denmark, Finland, Portugal, France, and the United Kingdom. Under the license agreement, Kienzle AG was required to purchase all products under the brand name of "Kienzle" from the Company. Under the license agreement, Kienzle AG was required to purchase $3,000 of products from the Company during the year ended December 31, 2003; and in subsequent years, the amount of required purchases is required to increase to no less than $6,000 in the year ending December 31, 2004, $14,000 in the year ending December 31, 2005, and $28,000 in the year ending December 31, 2006. The Company would have the right to terminate the license agreement if Kienzle AG fails to meet these minimum requirements.

Kienzle AG did not meet the minimum purchase requirement for the year ended December 31, 2003 and the Company, in order to protect its own interest, terminated the license agreement on January 16, 2004. In addition, the Company reassessed its investment in Kienzle AG in 2004 and 2005 and determined that the investment had been impaired as Kienzle AG did not meet the minimum purchase requirement and had dissatisfactory operating results. An impairment loss of $109 in respect of the investment in Kienzle AG has thus been recognized during the year ended March 31, 2004.

(Dollars in thousands except per share data)

1. ORGANIZATION AND BASIS OF FINANCIAL STATEMENTS - continued

On August 5, 2003, the Company acquired a 50% equity interest in Kayser Photo (Overseas) Corp. (K.P.C.) ("Kayser Photo"), a company incorporated in the Republic of Panama, at a cash consideration of $5. Kayser Photo is engaged in the trading of camera batteries, films and disposable cameras. It is accounted for in the consolidated financial statements as an affiliate using the equity method. The Company reassessed its investment in Kayser Photo in 2005 and an impairment loss of $5 in respect of the investment in Kayser Photo (Overseas) Corp. has been recognized during the year ended March 31, 2005.

On March 14, 2005, the Company entered into an agreement to sell its 20% equity interest in Kienzle AG to one of Kienzle AG's shareholders for $131. However, the Kienzle AG's shareholders did not pay the consideration in accordance with the payment terms of the agreement. As such, the Company did not recognize a gain on disposal of investment in Kienzle AG during the year ended March 31, 2005 as the shares had not been transferred to the respective party as of March 31, 2005 and the collectibility of the sales proceeds cannot be reasonably assured.

On March 14, 2005, the Company entered into a Trademark Purchase Agreement ("the Agreement") with Kienzle AG, which the Company agreed to sell to Kienzle AG all "KIENZLE" trademarks not relating to the clock business ("Non-Clock Trademarks") for $1,000. However, Kienzle AG did not pay the consideration in accordance with the payment terms of the agreement. As such, the Company did not recognize a gain on disposal of industrial property rights during the year ended March 31, 2005 as the title of the Non-Clock Trademarks had not been transferred to Kienzle AG as of March 31, 2005 and the collectibility of the sales proceeds cannot be reasonably assured.

At March 31, 2005, details of the Company's subsidiary companies are as follows:

Place of incorporation	Name of entity	Date of incorporation	Principal activities
Hong Kong	Antemat Limited	May 5, 1989	Dormant
Hong Kong	Nissin Mechatronic Limited (formerly named as Badex Investments Limited)	May 25, 1990	Dormant
Hong Kong	Cavour Industrial Limited	May 9, 1989	Providing tooling, handling and repairing services in China and management services to fellow subsidiaries
Hong Kong	Hi-Lite Camera Company Limited ("Hi-Lite")	November 10, 1978	Manufacturing and trading of camera
Hong Kong	Kayser Technik Limited	June 23, 1994	Sales of metal parts and rental of machinery and equipment to fellow subsidiaries
Bulgaria	Kienzle Balkan Limited ("Kienzle Balkan")	November 27, 2001	Sales of cameras, clocks, watches and others
Bulgaria	Kienzle Bulgaria Limited ("Kienzle Bulgaria")	January 23, 2001	Dormant
Hong Kong	Kienzle Time (H.K.) Limited ("Kienzle HK")	August 24, 1997	Manufacturing and trading of clocks, watches and others

(Dollars in thousands except per share data)

1. ORGANIZATION AND BASIS OF FINANCIAL STATEMENTS - continued

Place of incorporation	Name of entity	Date of incorporation	Principal activities
Germany	Kienzle Uhrenfabriken G.m.b.h. ("Kienzle Germany")	April 1, 1999	Sales of clocks, watches and others
Hong Kong	Nissin Precision Metal Manufacturing Limited ("Nissin")	November 21, 1980	Metal stamping and tooling design and manufacturing
Hong Kong	Saiwan Industries Limited	August 10, 1990	Manufacturing of plastic injection parts to fellow subsidiaries

All of the subsidiaries are wholly-owned except for Kienzle Balkan, which is 51% owned by the Company.

On January 25, 2000, the Company and an unrelated party established Kienzle USA Ltd. ("Kienzle USA"), a company incorporated in the United States of America ("USA") which sells clocks, with each party owning 50% of its common shares. It is accounted for in the consolidated financial statements as an affiliate. Kienzle USA has been inactive since September 2002.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of consolidation - The consolidated financial statements include the assets, liabilities, revenues and expenses of the Company and all its subsidiaries. All significant intercompany transactions and balances have been eliminated on consolidation. Affiliated companies (20% to 50% owned companies) in which the Company has significant influence but does not have a controlling interest are accounted for using the equity method.

Revenue recognition - The Company recognizes revenue when all of the following conditions are met:

- Persuasive evidence of an arrangement exists;
- Delivery has occurred;
- Price to the customer is fixed or determinable; and
- Collectibility is reasonably assured.

Cash and cash equivalents - Cash and cash equivalents include cash on hand, cash accounts, interest bearing savings accounts, and certificates of time deposit with a maturity of three months or less at the time of purchase.

(Dollars in thousands except per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Inventories - Inventories are stated at the lower of cost determined by the first in first out method, or market value. Work-in-progress and finished goods consist of raw materials, direct labor and overhead associated with the manufacturing process.

Property, plant and equipment - Property, plant and equipment are stated at cost. Depreciation and amortization are provided using the straight-line method based on the estimated useful lives of 10 years for machinery and equipment and generally 5 to 7 years for other property, plant and equipment. Assets held under capital leases are depreciated over the shorter of their lease period or estimated useful lives on the same basis as owned assets.

Industrial property rights - Industrial property rights represent the patents, technology and the rights relating to the name "Kienzle" and are stated at cost. Amortization is provided on a straight-line basis over a period of 10 years which is the estimated useful lives of these assets. Amortization expense charged to operating income for the year ended March 31, 2003, 2004 and 2005 was $119, $127 and $125 respectively.

Amortization expense on industrial property rights for each of the next five years is as follows:

Year ending March 31,	
- 2006	$ 122
- 2007	76
- 2008	75
- 2009	73
- 2010	13
Total	$ 359

Investment securities - Investment securities, which consist primarily of capital guaranteed investment fund, have been categorized as available for sale and, as a result, are stated at fair value based generally on quoted market prices. Unrealized holding gains and losses are included as a component of accumulated other comprehensive income.

Impairment of long-lived assets - The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. When these events occur, the Company measures impairment by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, the Company would recognize an impairment loss based on the fair value of the assets.

Due to the poor financial performance of the manufacturing of cameras, clocks, watches and others, the Company reassessed its property, plant and equipment and industrial property rights for impairment and an impairment loss of $347 and $67 respectively had been recognized during the year ended March 31, 2005.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Foreign currency translation - The Company uses the United States dollar as its reporting currency. Assets and liabilities of non-United States dollar functional currency financial statements of subsidiaries are translated at year-end exchange rates, while revenues and expenses are translated at average currency exchange rates during the year. Adjustments resulting from translating non-United States dollar functional currency financial statements are reflected as accumulated other comprehensive loss. Gains or losses from foreign currency transactions are included in net income.

Income taxes - Deferred income taxes are provided using the asset and liability method. Under this method, deferred income taxes are recognized for all significant temporary differences and classified as current or non-current based upon the classification of the related asset or liability in the financial statements. A valuation allowance is provided to reduce the amount of deferred tax assets if it is considered more likely than not that some portion of, or all, the deferred tax asset will not be realized.

Use of estimates - The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Stock options - The Company does not recognize compensation expense for employee stock-based compensation if the strike-price is equal to or greater than the market price of the stock at the date of grant. The Company's policy is to generally grant stock-based compensation to employees with a stock price equal to the market price of the stock on the date of grant. The Company continues to account for stock-based compensation arrangements under Accounting Principles Board ("APB") Opinion No. 25, *"Accounting for Stock Issued to Employees"* and provides additional financial statement disclosure in accordance with Statement of Financial Accounting Standard ("SFAS") No. 123, *"Accounting for Stock-Based Compensation "*. The Company recognizes compensation expense for all stock-based compensation granted to non-employees by estimating the fair value of the stock-based compensation utilizing the Black-Scholes option-pricing model. See note 13.

The Company has stock option plan and stock purchase rights, as more fully described in note 13. Stock-based employee compensation costs are not reflected in net income when options granted under the plan had an exercise price equal to the market value of the underlying common stock on the date of grant.

(Dollars in thousands except per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

The following table illustrates the effect on net income (loss) and earnings (loss) per share as if the Company had applied the fair value recognition.

		2003	2004	2005
Net income (loss), as reported		$ 485	$ 982	$ (152)
Less: Stock based compensation costs under fair value based method for all awards		-	(212)	(152)
Net income (loss), pro forma		485	770	(304)
Income (loss) per share - basic	As reported	$ 0.17	$ 0.32	$ (0.05)
	Pro forma	0.17	0.25	(0.09)
Income (loss) per share - diluted	As reported	$ 0.17	$ 0.30	$ (0.05)
	Pro forma	0.17	0.24	(0.09)

In December 2004, the Financial Accounting Standards Board ("FASB") issued SFAS No. 123R, "Share-Based Payment". This statement is a revision to SFAS 123 and supersedes APB Opinion No. 25.

Income per share - Basic income per share is computed by dividing net income attributable to common shareholders by the weighted average of common shares outstanding for the period. Diluted earnings per share gives effect to all dilutive potential common shares outstanding during the year. The weighted average number of common shares outstanding is adjusted to include the number of additional common shares that would have been outstanding if the dilutive potential common shares had been issued. In each of the three years ended March 31, 2005, the Company had 326,128, nil and 242,150 respectively, of outstanding employee stock options and stock purchase rights which could potentially dilute basic earnings per share ("EPS") in the future, but were excluded in the computation of diluted EPS in such periods, as the effect would have been antidilutive.

Comprehensive income - Comprehensive income is defined to include all changes in equity except those resulting from investments by owners and distributions to owners. Comprehensive income for the years, which comprises foreign currency translation adjustments, unrealized holding loss on investment securities and net income, has been disclosed within the consolidated statements of shareholders' equity and comprehensive income (loss).

In November 2004, the FASB issued SFAS No. 151, "Inventory Costs - an amendment of ARB No. 43, Chapter 4". SFAS No. 151 clarifies the accounting that requires abnormal amounts of idle facility expenses, freight, handling costs, and spoilage costs to be recognized as current-period charges. It also requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. SFAS No. 151 will be effective for inventory costs incurred on or after July 1, 2005. The Company is currently evaluating the impact of this standard on its consolidated financial statements.

(Dollars in thousands except per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

In December 2004, the FASB issued SFAS No. 123R. This statement is a revision to SFAS No. 123 and supercedes APB Opinion No. 25. This statement establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services, primarily focusing on the accounting for transactions in which an entity obtains employee services in share-based payment transactions. Entities will be required to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award (with limited exceptions). That cost will be recognized over the period during which an employee is required to provide service within the requisite service period (usually the vesting period) in exchange for the award. The grant-date fair value of employee share options and similar instruments will be estimated using option-pricing models. If any equity award is modified after the grant date, incremental compensation cost will be recognized in an amount equal to the excess of the fair value of the modified award over the fair value of the original award immediately before the modification. This statement will be effective to the Company for the fiscal year beginning April 1, 2006.

Upon adoption, the Company has two application methods to choose from: the modified-prospective transition approach or the modified-retrospective transition approach. Under the modified-prospective transition method, the Company would be required to recognize compensation cost for share-based awards to employees based on their grant-date fair value from the beginning of the fiscal period in which the recognition provisions are first applied as well as compensation cost for awards that were granted prior to, but not vested as of the date of adoption. Prior periods remain unchanged and pro forma disclosures previously required by SFAS No. 123 continue to be required. Under the modified-restrospective transition method, the Company would restate prior periods by recognizing compensation cost in the amounts previously reported in the pro forma footnote disclosure under SFAS No. 123. Under this method, the Company is permitted to apply this presentation to all periods presented or to the start of the fiscal year in which SFAS No. 123R is adopted. The Company would follow the same guidelines as in the modified-prospective transition method for awards granted subsequent to adoption and those that were granted and not yet vested. The Company has not yet determined which methodology it will adopt but believes that the impact that the adoption of SFAS No. 123R will have on its financial position or results of operations will approximate the magnitude of the stock-based employee compensation cost disclosed in Note 2 pursuant to the disclosure requirements of SFAS No. 148.

The Emerging Issues Task Force ("EITF") reached a consensus in EITF 03-1, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments". The consensus was that certain quantitative and qualitative disclosures should be required for debt and marketable equity securities classified as available-for-sale or held-to-maturity under SFAS Nos. 115 and 124, that are impaired at the balance sheet date but for which an other-than-temporary impairment has not been recognized. This EITF consensus is effective for fiscal years ending after December 15, 2003. Adoption of the EITF consensus did not result in an impact on the consolidated statement of financial position or results of operations.

The Company holds investment securities of capital guaranteed investment fund, which have been categorized as available for sales and, as a result, are stated at fair value based generally on quoted market prices. Fair value of the investment securities are stated lower than the cost and unrealized holding losses are included as a component of accumulated other comprehensive income.

(Dollars in thousands except per share data)

3. INCOME TAXES

Income is subject to taxation in the various countries in which the Company and its subsidiaries operate.

The components of income (loss) before income taxes and minority interest are as follows:

	Year ended March 31,		
	2003	2004	2005
Hong Kong	$ 823	$ 1,663	$ 1,211
Europe	(283)	(580)	(1,276)
USA	(5)	-	-
	$ 535	1,083	$ (65)

The Company is not taxed in the British Virgin Islands where the holding company is incorporated.

The Company's subsidiaries, other than Kienzle Germany, Kienzle Balkan and Kienzle Bulgaria, are all incorporated in Hong Kong and are subject to Hong Kong taxation on their activities conducted in Hong Kong.

The Company's manufacturing operations are currently conducted solely in China. These manufacturing operations are conducted pursuant to agreements entered into between certain China companies set up by the local government and the Shenzhen City Baoan District Foreign Economic Development Head Company and its designees (collectively, the "BFDC") (the agreements, collectively the "BFDC Agreements").

Under the BFDC Agreements, the Company is not considered by local tax authorities to be doing business in China; accordingly, the Company's activities in China have not been subjected to local taxes. The BFDC is responsible for paying taxes it incurs as a result of its operations under the BFDC Agreements. There can be no assurances, however, that the Company will not be subject to such taxes in the future. If China did impose a tax upon the Company, the tax could materially adversely affect the Company's business and results of operations.

As the Company's subsidiaries' manufacturing operations are carried out in China under those BFDC Agreements, in accordance with the Hong Kong Inland Revenue Departmental Interpretation and Practice Note No. 21, 50% of the income for the year arising in Hong Kong has been determined as not subject to Hong Kong profits tax. The calculation of Hong Kong profits tax has been based on such tax relief.

(Dollars in thousands except per share data)

3. INCOME TAXES - continued

The provision for income taxes consists of the following:

	March 31,		
	2003	2004	2005
Hong Kong			
Current	$ 50	$ 153	$ 90
Deferred	-	(53)	(4)
	$ 50	$ 100	$ 86

A reconciliation between the provision for income taxes computed by applying the Hong Kong profits tax rate to income (loss) before income taxes and minority interests and the actual provision for income taxes is as follows:

	Year ended March 31,		
	2003	2004	2005
Profits tax rate in Hong Kong	16.0%	17.5%	(17.5%)
Non-deductible items/non-taxable income	(16.6%)	(10.9%)	153.1%
Changes in valuation allowances	9.9%	15.2%	36.9%
International rate difference	10.3%	(3.5%)	(31.5%)
Increase in opening deferred income taxes resulting from an increase in profits tax rate in Hong Kong	-	2.0%	-
Other	(10.3%)	(11.1%)	(8.7%)
Effective tax rate	9.3%	9.2%	132.3%

Deferred income tax (assets) liabilities are as follows:

	March 31,	
	2004	2005
Deferred tax liability:		
Property, plant and equipment	$ 390	$ 352
Deferred tax asset:		
Operating loss carryforwards	(1,188)	(1,178)
Valuation allowance	976	1,000
Total net deferred tax asset	(212)	(178)
Net deferred tax liability	$ 178	$ 174

At March 31, 2004 and 2005, subsidiaries of the Company had tax loss carryforwards for Hong Kong profit tax purposes, subject to the agreement of the Hong Kong Inland Revenue Department, amounting to approximately $3,174 and $2,942, respectively, which have no expiration date.

(Dollars in thousands except per share data)

3. INCOME TAXES - continued

At March 31, 2005, the tax loss carryforwards in Bulgaria and Germany and their future expiration dates are as follows:

	Bulgaria	Germany	Total
Year ending March 31,			
- 2006	$ -	$ -	$ -
- 2007	66	-	66
- 2008	-	-	-
- 2009	104	-	104
- 2010	2	-	2
- Indefinite	-	2,331	2,331
	$ 172	$ 2,331	$ 2,503

The tax loss carryforwards can only be utilized by the subsidiaries generating the losses.

4. INVENTORIES

Inventories by major categories are summarized as follows:

	March 31, 2004	March 31, 2005
Raw materials	$ 2,292	$ 2,841
Work in progress	855	725
Finished goods	1,247	1,496
	$ 4,394	$ 5,062

Inventories amounting to $52, $640 and $409, were written off in 2003, 2004 and 2005, respectively.

5. INVESTMENT SECURITIES

	March 31, 2004	March 31, 2005
Cost	$ 322	$ 322
Gross unrealized holding loss	(13)	(26)
Fair value	$ 309	$ 296

(Dollars in thousands except per share data)

6. PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment consist of the following:

	March 31, 2004	March 31, 2005
At cost:		
Machinery and equipment	$10,377	$10,422
Furniture and fixtures	671	770
Leasehold improvements	527	538
Total	11,575	11,730
Less: Accumulated depreciation and amortization	(7,795)	(8,257)
Net book value	$ 3,780	$ 3,473

Depreciation expense charged to operating income for the year ended March 31, 2003, 2004 and 2005 was $1,011, $985 and $1,023, respectively.

Included in property, plant and equipment are assets held under capital leases with the following net book values:

	March 31, 2004	March 31, 2005
Machinery and equipment, at cost	$ 796	$ 1,825
Less: Accumulated depreciation and amortization	(98)	(283)
	$ 698	$ 1,542

Depreciation and amortization of machinery and equipment held under capital leases, which is included in depreciation and amortization expense in the accompanying consolidated statements of operations, was $37, $45 and $185 for the year ended March 31, 2003, 2004 and 2005, respectively.

(Dollars in thousands)

7. SHORT-TERM BORROWINGS

Short-term borrowings include import loans obtained from banks.

	March 31,	
	2004	2005
Credit facilities granted	$ 2,828	$ 3,856
Weighted average interest rate on borrowings at end of year	4.2%	5.2%

At March 31, 2004 and 2005, the Company pledged bank deposits of $965 and $965, and investment securities of $309 and $296, respectively, to banks to secure banking facilities granted. There are no restrictive financial covenants associated with these bank facilities.

Interest rates are generally based on the banks' best lending rate in Hong Kong plus 1% to 2% per annum, subject to fluctuations at the banks' discretion. The credit facilities are subject to annual review by the banks.

8. OBLIGATIONS UNDER CAPITAL LEASES

Long-term debt consists of obligations under capital leases on certain property, plant and equipment for the Company's operations with lease terms expiring in the next 3 years.

Future minimum lease payments as at March 31, 2005 are as follows:

Year ending March 31

2006	$ 409
2007	395
2008	163
	$ 967

The capital lease commitment amounts above exclude implicit interest of $38, $18 and $3 payable in the years ending March 31, 2005, 2006 and 2007, respectively.

(Dollars in thousands)

9. COMMITMENTS AND CONTINGENCIES

(a) The Company leases premises under various operating leases which do not contain any renewal or escalation clauses. Rental expense under operating leases was $691 and $725 and $817 in 2003, 2004 and 2005, respectively.

At March 31, 2005, the Company and its subsidiaries were committed under operating leases requiring minimum lease payments as follows:

Year ending March 31,	
- 2006	$ 875
- 2007	878
- 2008	772
- 2009	706
- 2010	1
	$3,232

(b) The Company is committed to invest approximately $200 in Kienzle USA pursuant to an agreement entered into with a joint venture partner of Kienzle USA. The Company had invested $31 in Kienzle USA as of March 31, 2005. Kienzle USA has been inactive since September 2002.

(c) The Company had a total capital commitment of $271 for the purchase of property, plant and equipment as of March 31, 2004.

(d) The BFDC Agreements (see Note 3) originally expiring on March 31, 2006 was renewed and extended to March 31, 2016 with the BFDC. Pursuant to the BFDC Agreements, the Company is not subject to certain rules and regulations that would be imposed on entities which are considered under China law to be doing business in China by utilizing other business structures such as joint ventures or wholly owned subsidiaries organized in China. Should there be any adverse change in the Company's dealings with the BFDC, or should the local or federal government change the rules under which the Company currently operates, all of the Company's operations and assets could be jeopardized.

In addition, transactions between the Company and the BFDC are on terms different in certain respects from those contained in the BFDC Agreements. There can be no assurance that the BFDC will not insist upon a change in the current practices so as to require adherence to the terms of the BFDC Agreements, which the Company considers less favorable to it than the practices currently in effect, or that the Company or BFDC may not be required to do so by the Ministry of Foreign Trade and Economic Co-operation of China and other relevant authorities. There can also be no assurances that the Company will be able to negotiate extensions and further supplements to any of the BFDC Agreements or that the Company will be able to continue its operations in China. If the Company were required to adhere to the terms of the BFDC Agreements, the Company's business and results of operations could be materially and adversely affected.

(Dollars in thousands except share and per share amounts)

9. COMMITMENTS AND CONTINGENCIES - continued

(e) The United States International Trade Commission ("ITC"), an independent, nonpartisan, quasi-judicial federal agency of the Government of the USA that: (i) provides trade expertise to both the legislative and executive branches of the United States of America, (ii) determines the impact of imports on U.S. industries, and (iii) directs actions against certain unfair trade practices, such as patent, trademark, and copyright infringement, initiated an investigation in 1998 concerning certain lens-fitted film packages ("proceedings"). The ITC referred the investigation to an Administrative Law Judge ("ALJ") to conduct a hearing and address other issues pertaining to the proceedings. The ITC, based on an initial determination made by the ALJ, had issued an order "1998 Order" banning the importation of products fitting the description lens-fitted film packages.

The Company, as a result of the 1998 Order issued by the ITC in connection with the proceedings, had obtained a ruling from the United States Customs Services ("USCS") stating that its product (HL-1 camera) does not meet the description of lens-fitted film package under the 1998 Order. Fuji Photo Co. Ltd. ("Fuji") believed that the USCS had wrongly interpreted the 1998 Order in respect to the HL-1 camera and had requested an Advisory Opinion from the ITC whereby it asked the ITC to redefine lens-fitted film packages in order to invalidate the ruling of the USCS in respect to the HL-1 camera. Also, Fuji claimed, in its request for Advisory Opinion, that the HL-1 camera of the Company infringed four of its US Patents. The ALJ has made an initial determination on May 2, 2002 that the HL-1 camera did not infringe US Patent No. 4,884,087 and the US Patent No. Re 34,168; both held by Fuji and (ii) did infringe the US Patent No. 5,381,200 and the US Patent No. 4,972,649; both held by Fuji. Notwithstanding the infringement on two of Fuji's US Patents, the ALJ did not assess any enforcement sanctions (including penalties) against the Company. The initial determination by the ALJ finding HL-1 camera to have infringed on two of Fuji's US Patents had the effect of invalidating the ruling issued by the USCS.

The ITC, on August 7, 2002, accepted the findings of the ALJ concerning the four Fuji patents as they applied to HL-1 camera. Fuji appealed the findings accepted by the ITC related to the US Patent No. 4,884,087 and the US Patent No. Re 34,168 with the United States Federal Circuit Court of Appeals for the Federal Circuit ("FCCA") on October 7, 2002. The FCCA also granted on November 26, 2002 a motion of the Company to intervene in the appeal. The FCCA subsequently suspended its review to allow the ITC to reach a final decision on other matters related to the proceedings. The ITC, on May 15, 2003, adopted the initial determination of the ALJ (including the recommendation not to take any enforcement sanctions against the Company) regarding the four Fuji patents through the issuance of a final order ("Fuji Patent Final Order").

On October 7, 2004, the Court affirmed the ITC's conclusion that the Company's H-1 camera did not infringe the asserted claims of two of the patents (the US Patent No. 4,884,087 and US Patent No. Re 34,168). The ITC decision on US Patent No. 5,381,200 was not appealed to the Court and thus the ITC decision stands. The Court did, however, vacate its decision on the US Patent No. 4,972,649 which remanded it for a new determination on infringement. Management and its legal counsel cannot predict the outcome of the remand on the US Patent No. 4,972,649 before the ITC. The Company had not made any interim importations with respect to the H-1 Camera nor does it intend to make any future importations, there are no contingent liabilities related to the importation of the H-1 camera in relation to the pending ITC matter.

(Dollars in thousands except share and per share amounts)

9. COMMITMENTS AND CONTINGENCIES - continued

(f) The Company had entered into a fee arrangement with a law firm in connection with legal services provided to the Company and had subsequently entered into a settlement agreement and mutual release (the "Agreement") with the law firm on December 30, 2004. The Company would settle all expenses incurred by the legal advisors relating to ITC matter case discussed in (e) above, through the following arrangement:

- A check in the sum of US$2 and

- A one-year option to purchase 50,000 common shares of the Company at an exercise price of $1.00 per share.

The option was granted on December 30, 2004, and the Company had recorded an expense of $177 in the consolidated statements of operations for the year ended March 31, 2005 as discussed in note 13.

10. CAPITAL STOCK

In August 1998, the Board of Directors authorised the Company to repurchase shares up to the value of $400 with a maximum repurchase price of $3.50 per share. During the year ended March 31, 2003, the Company purchased 6,000 shares for a total cash consideration of $4 at prices per share ranging from $0.60 to $1.41. At March 31, 2004 and 2005, these shares were held in treasury and are not eligible to vote or receive dividends.

11. CONCENTRATIONS OF CREDIT RISK AND MAJOR CUSTOMERS

A substantial percentage of the Company's sales are made to two customers and are typically on an open account basis. Details of the customers accounting for 10% or more of total net sales in any of the years ended March 31, 2003, 2004 and 2005 are as follows:

	Year ended March 31,		
	2003	2004	2005
Company A	18.9%	17.1%	18.1%
Company B	14.6%	22.4%	17.7%

(Dollars in thousands except share and per share amounts)

11. CONCENTRATIONS OF CREDIT RISK AND MAJOR CUSTOMERS - continued

Details of the accounts receivable from the two customers with the largest receivable balances at March 31, 2004 and 2005 are as follows:

	Percentage of accounts receivable March 31,	
	2004	2005
Company A	11.2%	15.8%
Company B	36.5%	30.8%
Two largest receivable balances	47.7%	46.6%

Details of the movements of the allowance for doubtful account for the years ended March 31, 2003, 2004 and 2005 are as follows:

	2003	2004	2005
At beginning of year	$ 30	$ 63	$ 111
Bad debt expense	41	142	57
Amount written off	(8)	(94)	(69)
At end of year	$ 63	$ 111	$ 99

12. FAIR VALUE OF FINANCIAL INSTRUMENTS

The estimated fair value amounts have been determined by the Company, using available market information and appropriate valuation methodologies. The estimates presented herein are not necessarily indicative of amounts that the Company could realize in a current market exchange.

The carrying amounts of cash and cash equivalents, restricted cash, investment securities, accounts receivable, accounts payable, accrued liabilities, short-term borrowings and long-term debt are reasonable estimates of their fair value. The interest rates on the Company's long-term debt approximate those which would have been available at March 31, 2005 for debt of similar remaining maturities and credit rating.

(Dollars in thousands except share and per share amounts)

13. STOCK OPTIONS AND STOCK PURCHASE RIGHTS

The Company has adopted the 1996 Stock Option Plan (the "Option Plan"). The Option Plan provides for the grant of options to purchase Common Shares to employees, officers, directors and consultants of the Company. The Option Plan is administered by the Compensation Committee appointed by the Board of Directors, which determines the terms of the options granted, including the exercise price (provided, however, that the option price shall not be less than fair market value or less than the par value per share on the date the options granted), the number of Common Shares subject to the option and the option's exercisability. The maximum exercisable period of options granted under the Option Plan is five years. In addition to the options that can be granted under the Option Plan, the Company also granted stock purchase rights to purchase 262,076 Common Shares to certain of the directors and key employees prior to its December 1996 initial public offering and granted stock purchase rights to purchase 100,000 Common Shares to a director during the year ended March 31, 2004.

In May 2004, the Board of Directors proposed to increase the number of stock options under the Option Plan from 400,000 to 600,000 to provide incentives to those persons performing services to the Company. The increase of stock options were approved by the shareholders during AGM in August 2004.

On December 30, 2004, the Board of Directors approved and granted stock options of 50,000 to legal advisors in accordance with the settlement agreement and mutual release. The options were immediately vested with the expiration of twelve months. The Company recorded an expense of $177 for the options based on the Black-Scholes option-pricing model.

No options were granted in 2003.

The fair value of options granted to employees and directors in 2004 and legal advisors in 2005, was $1.2130 and $3.531 respectively, using the Black-Scholes option-pricing model based on the following assumptions:

	2004	2005
Risk-free interest rate	4.75%	2.67%
Expected life	1 year	1 year
Expected volatility	101.73%	74%
Expected dividend yield	2.5%	1.90%

The options vest in accordance with the terms of the agreements entered into by the Company and the grantee of the options.

(Dollars in thousands except share and per share data)

13. STOCK OPTIONS AND STOCK PURCHASE RIGHTS - continued

The following summarizes the stock purchase rights and options outstanding:

	Stock purchase rights		Stock options	
	Average exercise price	Number of shares	Average exercise price	Number of shares
April 1, 2003	$1.8065	85,628	$1.9093	240,500
Stock purchase rights granted	1.5500	100,000	-	-
Stock options granted	-	-	2.1986	168,000
Stock purchase rights exercised	1.5500	(52,847)	-	-
Stock options exercised	-	-	1.8871	(85,500)
Stock options lapsed/cancelled	-	-	3.0000	(14,500)
March 31, 2004	$1.7154	132,781	$2.0217	308,500
Stock options granted	-	-	$1.0000	50,000
Stock purchase rights exercised	2.200	(32,781)	-	-
Stock options exercised	-	-	$1.8047	(209,350)
Stock options lapsed/cancelled	-	-	$1.4700	(7,000)
March 31, 2005	$ 1.55	100,000	$1.9374	142,150

At of March 31, 2004 and 2005, there were 273,281 and 242,150, respectively, of stock options/purchase rights exercisable.

Additional information on options and stock purchase rights outstanding at March 31, 2005 is as follows:

Exercise prices	Number outstanding	Weighted average remaining contractual life (years)
$1.1875	10,500	0.10
$1.4700	27,000	3.17
$1.5500	100,000	3.17
$3.1700	54,650	3.57
$1.0000	50,000	0.72
	242,150	1.51

(Dollars in thousands except share and per share data)

14. STOCK COMPENSATION

The Company entered into an employment contract with a director on April 1, 2004, which entitles the director to an annual bonus of 29,154 shares upon completion of his service with the Company for the year ended March 31, 2005.

The shares were issued to the director on June 3, 2005. The Company recorded a compensation expense of $160 for the year ended March 31, 2005, based on the intrinsic value of the shares as of April 1, 2004.

15. SEGMENT INFORMATION

The Company's chief operating decision maker evaluates segment performance and allocates resources based on several factors, of which the primary financial measure is operating income.

The Company considers its reportable segments to be metal stamping, the manufacture and trading of cameras, and clocks, watches and others. A summary of the net sales, profitability information and asset information by segment and geographical areas is shown below:

	Year ended March 31,		
	2003	2004	2005
Net sales:			
Metal stamping:			
Unaffiliated customers	$11,688	$14,786	$17,792
Intersegment sales	529	1,190	1,357
	12,217	15,976	19,149
Cameras:			
Unaffiliated customers	4,910	5,990	3,836
Intersegment sales	618	413	206
	5,528	6,403	4,042
Clocks, watches and others:			
Unaffiliated customers	3,772	4,580	6,050
Intersegment sales	205	415	1,176
	3,977	4,995	7,226
Corporate:			
Intersegment sales	1,506	1,209	1,497
Intersegment eliminations	(2,858)	(3,227)	(4,236)
Total net sales	$20,370	$25,356	$27,678
Operating income (loss):			
Metal stamping	$ 1,054	$ 1,304	$ 1,371
Cameras	(234)	41	(891)
Clocks, watches and others	(466)	(323)	(605)
Corporate expenses (net)	(195)	(147)	(144)
Total operating income	$ 159	$ 875	$ (269)

(Dollars in thousands)

15. SEGMENT INFORMATION - continued

	Year ended March 31,		
	2003	2004	2005
Interest expense:			
Metal stamping	$ 55	$ 67	$ 100
Cameras	5	2	-
Clocks, watches and others	4	8	10
Total interest expense	$ 64	$ 77	$ 110
Depreciation and amortization expense:			
Metal stamping	$ 636	$ 588	$ 647
Cameras	126	148	88
Clocks, watches and others	268	290	327
Corporate assets	100	86	86
Total depreciation and amortization	$ 1,130	$ 1,112	$ 1,148
Capital expenditure:			
Metal stamping	$ 165	$ 896	$ 813
Cameras	99	95	85
Clocks, watches and others	201	209	211
Corporate assets	18	17	6
Total capital expenditure	$ 483	$ 1,217	$ 1,115

	As at March 31,	
	2004	2005
Identifiable assets:		
Metal stamping	$10,635	$11,489
Cameras	3,078	1,807
Clocks, watches and others	4,316	6,116
Corporate assets	659	688
Total identifiable assets	$18,688	$20,100
Long-lived assets:		
Metal stamping	$ 2,924	$ 3,006
Cameras	293	13
Clocks, watches and others	1,242	921
Corporate assets	1	3
Total long-lived assets	$ 4,460	$ 3,943

(Dollars in thousands)

15. SEGMENT INFORMATION - continued

All of the Company's sales are co-ordinated through its head office in Hong Kong and the breakdown by destination is as follows:

	Year ended March 31,		
	2003	2004	2005
Net sales:			
Hong Kong and China	$12,975	$16,748	$17,284
Other Asian countries	259	596	387
Europe	5,245	6,004	8,517
USA	1,533	621	1,096
Others	358	1,387	394
	$20,370	$25,356	$27,678

The locations of the Company's identifiable assets are as follows:

	As at March 31,	
	2004	2005
Hong Kong	$ 9,103	$10,049
China	7,666	8,007
Europe	1,603	1,787
USA	316	257
	$18,688	$20,100

16. SUBSEQUENT EVENTS

On April 23, 2005, the Company decided to cease the manufacturing of single use camera but continues to the trading of this business.

* * * * * *

CORPORATE INFORMATION

Current Board of Directors:

Roland W. Kohl, Chief Executive Officer
Satoru Saito, Sales Director
May Tsang Shu Mui, Administration Manager
Benson Lee, Investor
Tiko Aharonov, Consultant
Dirk Hermann, Manager, Allianz Versicherungs-AG
Mark Majzner, Manager, Antipodes Premium Wines AB

Officers:

Roland W. Kohl, Chief Executive Officer
Satoru Saito, Sales Director, Metal Stamping Operations
May Tsang Shu Mui, Administration Manager
Po S. Fong, Chief Financial Officer, Secretary
Quan Vinh Can, Factory Manager, Metal Stamping

Securities Listing:

NASDAQ SmallCap Market
Common Shares: HIHO

Registrar and Transfer Agent:

U.S. Stock Transfer Corporation
Glendale, California USA
Tel. (818) 502-1404

Corporate Offices:

Suite No. 810, Level 8
Landmark North
Sheung Shui
New Territories
Hong Kong
Tel. (852) 2344-4248/9

Auditors:

Deloitte Touche Tohmatsu,
Hong Kong

U.S. Securities Counsel:

Troy & Gould Prof. Corp.
Los Angeles, California USA

Investor Relations:

Maier & Company, Inc.
Los Angeles, California, USA
Tel. (310) 442-9852
info@maierco.com

Website:

http://www.highwayholdings.com



A Fully Integrated Manufacturer for Components, Assemblies, Products